                                                 Registration No. 333-72594
                                                 Registration No. 811-6217
                                                 Fiscal Year End December 31

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-6
                            REGISTRATION STATEMENT
                                     UNDER
                        THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                               -----------------


                         PRE-EFFECTIVE AMENDMENT NO. 2

                         POST-EFFECTIVE AMENDMENT NO.

                               -----------------

                            MONY VARIABLE ACCOUNT L
                             (Exact Name of Trust)
                          MONY LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               -----------------

                                 1740 Broadway
                           New York, New York 10019
                    (Address of Principal Executive Office)

                            HAROULA K. BALLAS, ESQ.
                              Counsel, Operations
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               -----------------
   Approximate date of proposed public offering: It is proposed that this filing will become effective: (check appropriate box)
      [_] immediately upon filing pursuant to paragraph (b)
      [_] on     pursuant to paragraph (b)
      [_] 60 days after filing pursuant to paragraph (a)(1)
      [_] on     pursuant to paragraph (a)(1) of rule 485.

   If appropriate, check the following box:
      [_]this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   TITLE OF SECURITIES BEING REGISTERED: Flexible Premium Last Survivor Variable Universal Life Insurance Policies

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                               -----------------

STATEMENT PURSUANT TO RULE 24f-2

   The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

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                           CROSS REFERENCE TO ITEMS
                            REQUIRED BY FORM N-8B-2

  Item No. of
  Form N-8B-2 Caption in Prospectus
  ----------- ---------------------

       1      Cover Page

       2      Cover Page

       3      Not Applicable

       4      DISTRIBUTION OF THE POLICY

       5      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

       6      Variable Account L

       7      Not required

       8      Not required

       9      Legal Proceedings

      10      THE POLICY; INFORMATION ABOUT THE COMPANY AND THE VARIABLE
                ACCOUNT; CHARGES AND DEDUCTIONS; OTHER INFORMATION; VOTING OF
                FUND SHARES; MORE ABOUT THE POLICY

      11      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE

              FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT

      12      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE

              FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT

      13      THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS

      14      THE POLICY

      15      THE POLICY

      16      THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE

              VARIABLE ACCOUNT

      17      THE POLICY

      18      THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE

              VARIABLE ACCOUNT

      19      VOTING OF FUND SHARES; MORE ABOUT THE POLICY

      20      Not applicable

      21      THE POLICY

      22      Not applicable

      23      Not applicable

      24      IMPORTANT POLICY TERMS; MORE ABOUT THE POLICY

      25      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

      26      Not applicable

      27      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

      28      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

      29      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

      30      Not applicable

      31      Not applicable

      32      Not applicable

      33      Not applicable

      34      Not applicable

      35      MORE ABOUT THE POLICY

      36      Not applicable

Item No. of
Form N-8B-2 Caption in Prospectus
----------- ---------------------

    37      Not applicable

    38      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; MORE
              ABOUT THE POLICY

    39      MORE ABOUT THE POLICY

    40      Not applicable

    41      MORE ABOUT THE POLICY

    42      Not applicable

    43      Not applicable

    44      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
              POLICY; MORE ABOUT THE POLICY

    45      Not applicable

    46      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
              POLICY; MORE ABOUT THE POLICY

    47      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE
              POLICY; MORE ABOUT THE POLICY

    48      Not applicable

    49      Not applicable

    50      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

    51      Cover Page; INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
              THE POLICY; MORE ABOUT THE POLICY

    52      OTHER INFORMATION

    53      OTHER INFORMATION

    54      Not applicable

    55      Not applicable

    56      Not required

    57      Not required

    58      Not required

    59      FINANCIAL STATEMENTS

                                  Prospectus
                            Dated January 14, 2002
                    Last Survivor Flexible Premium Variable
                        Universal Life Insurance Policy

                                   Issued By
                          MONY Life Insurance Company
                            MONY Variable Account L

MONY Life Insurance Company (the "Company") issues the last survivor variable universal life insurance policy described in this prospectus. Among the policy's many terms are:

Allocation of Premium and Fund Values:

 . You can tell us what to do with your premium payments. You can also tell us what to do with the fund values your policy may create for you resulting from those premium payments.

 . You can tell us to place some or all of them into a separate account. That separate account is called the MONY Variable Account L.

     . If you do, you can also tell us to place your premium payments and fund values into any of the 35 different subaccounts of MONY Variable Account
       L. Each of these subaccounts seeks to achieve a different investment objective. If you tell us to place your premium payments and fund values into one or more subaccounts of the separate account, you bear the risk that the investment objectives will not be met. That risk includes not earning any money on your premium payments and fund values and also that premium payments and fund values may lose some or all of their value.

 . You can also tell us to place some or all of your premium payments and fund values into our account. Our account is called the Guaranteed Interest Account. If you do, we will guarantee that those premium payments will not lose any value. We also guarantee that we will pay not less than 4.5% interest annually. We may pay more than 4.5% if we choose. Premium payments and fund values you place into the Guaranteed Interest Account become part of our assets.

Death Benefit:

 . We will pay a death benefit if the last surviving insured dies before reaching age 100 while the Policy is in effect. That death benefit will never be less than the amount specified in the Policy. It may be greater than the amount specified if the policy's cash values increase.

Living Benefits:

 . You may ask for some or all of the policy's cash value at any time. If you do, we may deduct a surrender charge. You may borrow up to 90% of the policy's cash value from us at any time. You will have to pay interest to us on the amount borrowed.

Charges and Fees:

 . The policy allows us to deduct certain charges from the cash value. These charges are detailed in the policy and in this prospectus.

                These are only some of the terms of the policy.
 Please read the prospectus carefully for more complete details of the policy.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust and The Universal Institutional Funds, Inc. You should read these prospectuses carefully and keep them for future reference.

                            MONY Variable Account L
                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               Table of Contents

                                                            Page
                                                            ----
Summary of the Policy......................................   1
 Important Policy Terms....................................   1
 Purpose of the Policy.....................................   1
 Policy Premium Payments and Values........................   1
 Charges and Deductions....................................   3
 Fees and Expenses of the Funds............................   4
 The Death Benefit.........................................   9
 Premium Features..........................................  10
 MONY Variable Account L...................................  10
 Allocation Options........................................  10
 Transfer of Fund Value....................................  10
 Policy Loans..............................................  11
 Full Surrender............................................  11
 Partial Surrender.........................................  11
 Right to Return Policy Period.............................  11
 Grace Period and Lapse....................................  11
 Tax Treatment of Increases in Fund Value..................  12
 Tax Treatment of Death Benefit............................  12
 Riders....................................................  12
 Contacting the Company....................................  12
 Understanding the Policy..................................  13
Information About the Company and MONY Variable Account L..  14
 MONY Life Insurance Company...............................  14
 MONY Variable Account L...................................  14
The Funds..................................................  20
 The Alger American Fund...................................  20
 Enterprise Accumulation Trust.............................  21
 INVESCO Variable Investment Funds, Inc....................  23
 Janus Aspen Series........................................  23
 Lord Abbett Series Fund...................................  23
 MFS(R) Variable Insurance Trust/SM/.......................  24
 MONY Series Fund, Inc.....................................  24
 PBHG Insurance Series Fund................................  25
 PIMCO Variable Insurance Trust............................  25
 The Universal Institutional Funds, Inc....................  26
 Purchase of Portfolio Shares by MONY Variable Account L...  26
Detailed Information About the Policy......................  27
 Application for a Policy..................................  27
 Right to Examine a Policy -- Right to Return Policy Period  29
 Premiums..................................................  29
 Allocation of Net Premiums................................  32
 Death Benefits under the Policy...........................  32
 Death Benefit Options.....................................  32
 Changes in the Specified Amount...........................  35
 Other Optional Insurance Benefits.........................  36
 Option to Split Policy....................................  37

                                                                    Page
                                                                    ----
         Benefits at Maturity......................................  37
         Policy Values.............................................  37
         Determination of Fund Value...............................  37
         Calculating Unit Values for Each Subaccount...............  39
         Determining Fund Value....................................  40
         Transfer of Fund Value....................................  41
         Right to Exchange Policy..................................  41
         Option to Obtain Paid-Up Insurance........................  41
         Policy Loans..............................................  42
         Full Surrender............................................  43
         Partial Surrender.........................................  43
         Grace Period and Lapse....................................  44
        Charges and Deductions.....................................  47
         Deductions from Premiums..................................  48
         Daily Deduction from MONY Variable Account L..............  48
         Monthly Deductions from Fund Value........................  49
         Surrender Charge..........................................  50
         Corporate Purchasers......................................  51
         Transaction and Other Charges.............................  51
         Guarantee of Certain Charges..............................  51
        Other Information..........................................  52
         Federal Income Tax Considerations.........................  52
         Charge for Company Income Taxes...........................  56
         Voting of Fund Shares.....................................  56
         Disregard of Voting Instructions..........................  57
         Report to Policy Owners...................................  57
         Substitution of Investments and Right to Change Operations  57
         Changes to Comply with Law................................  58
        Performance Information....................................  58
        The Guaranteed Interest Account............................  59
         General Description.......................................  59
         Death Benefit.............................................  60
         Policy Charges............................................  60
         Transfers.................................................  60
         Surrenders and Policy Loans...............................  61
        More About the Policy......................................  61
         Ownership.................................................  61
         Beneficiary...............................................  61
         Notification and Claims Procedures........................  62
         Payments..................................................  62
         Payment Plan/Settlement Provisions........................  62
         Payment in Case of Suicide................................  62
         Assignment................................................  63
         Errors on the Application.................................  63
         Incontestability..........................................  63
         Policy Illustrations......................................  63
         Distribution of the Policy................................  63

                                                                     Page
                                                                     ----
                     More About the Company.........................  64
                      Management....................................  64
                      State Regulation..............................  66
                       Telephone Transfer Privileges................  66
                       Legal Proceedings............................  67
                       Legal Matters................................  67
                       Registration Statement.......................  67
                       Independent Accountants......................  67
                       Financial Statements.........................  67
                     Index to Financial Statements.................. F-1
                     Appendix A..................................... A-1
                     Appendix B..................................... B-1
                     Appendix C..................................... C-1

                             Summary of the Policy

   This summary provides you with a brief overview of the more important aspects of your policy. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your policy. This summary and the entire prospectus, will describe the part of the policy involving MONY Variable Account L. The prospectus also briefly will describe the Guaranteed Interest Account. The Guaranteed Interest Account is also described in your policy. Before purchasing a policy, we urge you to read the entire prospectus carefully.

Important Policy Terms

   We are providing you with definitions for the following terms to make the description of the policy provisions easier for you to understand.

   Outstanding Debt -- The unpaid balance of any loan which you request on the policy. The unpaid balance includes accrued loan interest which is due and has not been paid by you.

   Loan Account -- An account to which amounts are transferred from the subaccounts of MONY Variable Account L and the Guaranteed Interest Account as collateral for any loan you request. We will credit interest to the Loan Account at a rate not less than 4.5%. The Loan Account is part of the Company's General Account.

   Fund Value -- The sum of the amounts under the policy held in each subaccount of MONY Variable Account L and the Guaranteed Interest Account and the loan account.

   Cash Value -- The Fund Value of the policy less any surrender charge and any Outstanding Debt.

   Minimum Monthly Premium -- The amount the Company determines is necessary to keep the policy in effect for the first three policy years, regardless of Cash Values.


   Guaranteed Interest Account -- This account is part of the general account of MONY Life Insurance Company (the "Company"). You may allocate all or a part of your net premium payments to this account. This account will credit you with a fixed interest rate (which will not be less than 4.5%) declared by the Company. (For more detailed information, see "The Guaranteed Interest Account," page 59.)


   Specified Amount -- The death benefit requested by the policy owner.

   Business Day -- Each day that the New York Stock Exchange is open for trading.

Purpose of the Policy

   The policy offers insurance protection on the lives of the insureds. If either or both insureds are alive on the anniversary of the policy date when the younger insured is (or would have been) age 100, a maturity benefit will be paid instead of a death benefit. The policy provides a benefit equal to your choice of (a) its Specified Amount (under Option 1) or (b) its Specified Amount plus the Fund Value (under Option 2). The policy also provides surrender and loan privileges. The policy offers a choice of investment alternatives and an opportunity for the policy's Fund Value and its death benefit to grow based on investment results. In addition, you, as the owner of the policy, choose the amount and frequency of premium payments, within certain limits.

Policy Premium Payments and Values

   The premium payments you make for the policy are received by the Company. From those premium payments the Company makes deductions to pay premium and other taxes imposed by state and local governments. The Company makes deductions to cover the cost to the Company of a deferred acquisition tax imposed by the United States government. The Company will also deduct a sales charge to cover the costs of making the policies available to the public. After deduction of these charges, the amount remaining is called the net premium payment.

   You may allocate net premium payments among the various subaccounts of MONY Variable Account L and/or the Guaranteed Interest Account. As the owner of the policy, you may give the right to allocate net premium payments to someone else.


   The net premium payments you allocate among the various subaccounts of MONY Variable Account L may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. Your death benefit may or may not increase or decrease depending on several factors including the death benefit option you chose. Except in certain circumstances described later (see "Death Benefits under the Policy" at page 32), the death benefit will never decrease below the Specified Amount of your policy.


   Net premium payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 4.5%.

   The value of the net premium payments you allocate to MONY Variable Account L and to the Guaranteed Interest Account are called the Fund Value. There is no guarantee that the policy's Fund Value and death benefit will increase. You bear the risk that the net premiums and Fund Value allocated to MONY Variable Account L may be worth more or less while the policy remains in effect.

   If you cancel the policy and return it to the Company during the Right to Return Period, your premium payments will be returned by the Company. After the Right to Return Period, you may cancel your policy by surrendering it to the Company. The Company will pay you the Fund Value minus a charge if you cancel your policy during the first ten years since the policy was issued or the Specified Amount increased. The Company will also deduct any amount you have borrowed from the amount it will pay you. The Fund Value minus surrender charges and minus the amount of debt outstanding from loans you have received is called the Cash Value of the policy.

   Charges and fees such as the cost of insurance, administrative charges and mortality and expense risk charges are imposed by the policy. These charges and fees are deducted by the Company from the policy's Fund Value and are described in further detail below.

   The policy remains in effect until the earliest of:

  . A grace period expires without the payment of sufficient additional premium to cover policy charges or repayment of the Outstanding Debt;

  . One or both insureds are alive on the date on which the younger insured would have been age 100;

  .  Death of the last surviving insured; and

  .  Full surrender of the policy.

   Generally, the policy remains in effect only as long as the Cash Value is sufficient to pay all monthly deductions. However, during the first three years the policy is in effect, the Company will determine an amount which if paid monthly during those first three policy years will keep the policy and all rider coverages in effect for the first three policy years even if the Cash Value of the policy is zero. This amount is called the Minimum Monthly Premium. If you increase the Specified Amount during the first three policy years, you must pay the increased Minimum Monthly Premium for the remainder of the first three policy years.

Charges and Deductions


   The policy provides for the deduction of the various charges, costs, and expenses from the Fund Value of the policy. These deductions are summarized in the table below. Additional details can be found on pages 47-51.




                         Deductions from Premiums
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Sales Charge -- Varies based on    First 10 policy years -- 6% of premiums
            the policy year in     paid up to target premium and 2% of
            effect. It is a % of   premium paid in excess of target
            premium paid           premium.
                                   Years 11 and later -- 2% of all
                                   premiums.
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Tax Charge                         State and local -- 0.8%
                                   Federal -- 1.25%
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               Daily Deduction from MONY Variable Account L
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Mortality & Expense Risk Charge -- .35% of subaccount value (0.000959%
  Maximum Annual Rate              daily)
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                    Monthly Deductions from Fund Value
-----------------------------------------------------------------------------

Cost of Insurance Charge           Current cost of insurance rate x net
                                   amount at risk at the beginning of the
                                   policy month
---------------------------------------------------------------------------

Administrative Charge -- Monthly   $7.50
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Monthly per $1,000 Specified
Amount Charge Based on issue age   See Appendix B. This charge applies for
of the younger insured,            the first 10 policy years (or for 10
Specified Amount, and smoking      years from the date of any increase in
Status                             Specified Amount)
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Optional Insurance Benefits Charge As applicable.
Monthly Deduction for any other
optional  insurance Benefits added
by rider
---------------------------------------------------------------------------

Transaction and Other Charges
- Partial Surrender Fee
                                   $10
- Transfer of Fund Value
(at Company's Option)              $25 maximum per transfer over 12/(1)/
---------------------------------------------------------------------------

Surrender Charge                   See discussion of Surrender Charge on
Grades from 100% to 0 over 11      page 50 for grading schedule.
years based on a schedule. Factors
per $1,000 of Specified Amount
vary based on issue age, gender,
and underwriting class

/(1)/Currently no charge on any transfers.

   MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio. Each portfolio pays a fee to its investment adviser to manage the portfolio. Each portfolio also incurs expenses in its operation. These fees and expenses are also shown in the table below.

Fees and Expenses of the Funds


   The Funds and each of their portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by portfolio and are set forth below. Their Boards govern the Funds. The advisory fees are summarized at pages 20-26. Fees and expenses of the Funds are described in more detail in the Funds' prospectuses.


   Information contained in the following table was provided by the respective Funds and has not been independently verified by us.


        Pro Forma Annual Expenses for the Year Ended December 31, 2000

                    (as a percentage of average net assets)

                                              Management         Other           Distribution and     Total
        Fund/Portfolio                           Fees          Expenses         Service (12-b-1) Fee Expenses
        --------------                        ----------       --------         -------------------- --------
The Alger American
  Fund
Alger American
  Balanced Portfolio.........................    0.75%           0.13%                     0%          0.88%
Alger American
  Leveraged AllCap
  Portfolio..................................    0.85%           0.05%                     0%          0.90%
Alger American
  MidCap Growth
  Portfolio..................................    0.80%           0.04%                     0%          0.84%

Enterprise
  Accumulation
  Trust/(1)/
Equity Income
  Portfolio..................................    0.75%           0.13%                     0%          0.88%
Global Socially
  Responsive
  Portfolio/(2)/.............................    0.90%           0.40%                     0%          1.30%
Growth Portfolio.............................    0.75%           0.08%                     0%          0.83%
Growth and Income
  Portfolio..................................    0.75%           0.10%                     0%          0.85%
Managed Portfolio............................    0.80%           0.02%                     0%          0.82%
Multi-Cap Growth
  Portfolio..................................    1.00%           0.10%                     0%          1.10%
Small Company
  Growth Portfolio...........................    1.00%           0.11%                     0%          1.11%
Small Company Value
  Portfolio..................................    0.80%           0.09%                     0%          0.89%
Total Return
  Portfolio/(2)/.............................    0.40%           0.25%                     0%          0.65%
------------
/(1)/  Enterprise Capital Management, Inc. has contractually agreed to limit the portfolios' expenses through May 1, 2002, to the following expense ratios: Equity
       Income -- 1.05%; Global Socially Responsive -- 1.30%; Growth -- 1.15%; Growth and
       Income -- 1.05%; Managed -- 1.05%; Multi-Cap Growth -- 1.40%; Small Company Growth
       -- 1.40%; Small Company Value -- 1.30%; and Total Return -- 0.65%.
/(2)/  The Global Socially Responsive and Total Return Portfolios were not in operation on
       December 31, 2000. These are estimates of annual expenses.

INVESCO Variable
  Investment Funds,
  Inc.
INVESCO VIF --
  Financial
  Services Fund..............................    0.75%           0.34%                     0%          1.09%
INVESCO VIF --
  Health Sciences
  Fund.......................................    0.75%           0.32%                     0%          1.07%
INVESCO VIF --
  Telecommunications
  Fund.......................................    0.75%           0.31%                     0%          1.06%

Janus Aspen
Series-- Service
Shares
Capital
  Appreciation
  Portfolio..................................    0.65%           0.02%                  0.25%          0.92%
Flexible Income
  Portfolio..................................    0.65%           0.09%                  0.25%          0.99%
International
  Growth Portfolio...........................    0.65%           0.06%                  0.25%          0.96%

Lord Abbett Series
Fund-- Class VC
Bond-Debenture
  Portfolio..................................    0.50%           0.35%                     0%          0.85%
Growth and Income
  Portfolio/(1)/.............................    0.50%           0.53%                     0%          1.03%
Mid-Cap Value
  Portfolio/(2)/.............................    0.75%           0.35%                     0%          1.10%
------------
/(1)/  Excludes expense waivers. With these waivers total Expenses would have been 1.02%.

/(2)/  The Mid Cap Value Portfolio has established a non-12b-1 service fee arrangement which is reflected under "Other Expenses." For the following reasons, the information in the chart above relating to the Mid Cap Value Portfolio has been restated to reflect the fees and expenses that will be applicable during 2001. For the year 2000, Lord, Abbett & Co. voluntarily waived its management fees of 0.75%
       of average daily net assets of the Mid Cap Value Portfolio and voluntarily reimbursed all other expenses. Absent such waivers and reimbursements the "Total
       Expenses" for Mid-Cap Value would have been 1.56%. For the year 2001, Lord, Abbett
       & Co. does not intend to waive its management fees for the Mid Cap Value Portfolio but has contractually agreed to continue to reimburse a portion of the Mid Cap
       Value Portfolio's expenses to the extent necessary to maintain its "Other Expenses"
       at an aggregate of 0.35% of its average daily net assets.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000

                    (as a percentage of average net assets)


                                              Management          Other            Distribution and     Total
         Fund/Portfolio                          Fees           Expenses         Service (12-b-1) Fee Expenses
         --------------                       ----------        --------         -------------------- --------
MFS(R) Variable
Insurance
Trust/SM(1)/--
Initial Class
MFS Mid Cap Growth
  Series/(2)/................................    0.75%            0.15%                   0%            0.90%
MFS New Discovery
  Series/(2)/................................    0.90%            0.15%                   0%            1.05%
MFS Total Return
  Series.....................................    0.75%            0.15%                   0%            0.90%
MFS Utilities Series.........................    0.75%            0.16%                   0%            0.91%
------------
/(1)/ Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series'
      expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

/(2)/ MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.15% for both Mid Cap Growth and New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series. Had these fee reductions not been taken into account, "Total Expenses" would be higher for certain series and would equal: 2.21% for
      Mid Cap Growth Series; and 1.09% for New Discovery Series.

MONY Series Fund,
  Inc./(1)/
Government
  Securities
  Portfolio..................................    0.50%            0.11%                   0%            0.61%
Long Term Bond
  Portfolio/(2)/.............................    0.50%            0.10%                   0%            0.60%
Money Market
  Portfolio..................................    0.40%            0.07%                   0%            0.47%
------------
/(1)/ MONY Life Insurance Company of America has contractually agreed to limit expenses on these portfolios to the following amounts: Long Term Bond -- 0.75%; Government
      Securities -- 0.75%; Money Market -- 0.50% . This contractual limitation is in effect until April 30, 2002.

/(2)/ Excludes expense reimbursements/reductions. With these reimbursements/reductions total expenses would have been 0.59%.

PBHG Insurance
Series Fund/(1)/
PBHG Mid-Cap Value
  Portfolio..................................    0.85%            0.35%                   0%            1.20%
PBHG Select Value
  Portfolio..................................    0.65%            0.32%                   0%            0.97%
------------
/(1)/ For the fiscal year ended December 31, 2001, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the portfolios and to pay certain expenses of the portfolios to the extent necessary to ensure that the total annual portfolio operating expenses do not exceed 1.20% and 1.00% for the
      Mid-Cap Value Portfolio and the Select Value Portfolio, respectively. Without these contractual expense waivers, "Other Expenses" and "Total Expenses" for the Mid-Cap
      Value Portfolio would have been 3.32% and 4.52%, respectively. Pilgrim Baxter has agreed to maintain this expense limitation agreement until December 31, 2002. In any fiscal year in which the portfolios' total assets are greater than $75 million and its total annual portfolio operating expenses are less than 1.20% and 1.00% for the Mid-Cap
      Value Portfolio and the Select Value Portfolio, respectively, the portfolios' board of trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the portfolios' behalf during the previous two fiscal years. In 2000, the board elected to reimburse $36,853 in waived fees, which are included in the calculation of "Other Expenses" above for the Select Value Portfolio. At the time of the election, the Portfolio had total assets in excess of $93 million. To date, the board has made no reimbursement election for the Mid-Cap Value Portfolio.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000

                    (as a percentage of average net assets)


                                            Management       Other          Distribution and     Total
       Fund/Portfolio                          Fees        Expenses       Service (12-b-1) Fee Expenses
       --------------                       ----------     --------       -------------------- --------
PIMCO Variable
Insurance Trust--
Administrative Class
Global Bond
  Portfolio/(1)/...........................    0.25%         0.65%                 0%            0.90%
Real Return Bond
  Portfolio................................    0.25%         0.40%                 0%            0.65%
StocksPLUS Growth
  and Income
  Portfolio/(1)/...........................    0.40%         0.25%                 0%            0.65%
----------

/(1)/ PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.65% of average daily net assets for the StockPLUS Growth and Income Portfolio and
      0.90% of average daily net assets for the Global Bond Portfolio. Under the
      Expense Reimbursement Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
      Without these contractual expense limitations actual expenses would have been
      0.66% for the the StockPlus Portfolio and 1.18% for the Global Bond Portfolio.

The Universal
Institutional
Funds, Inc./(1)/
Emerging Markets
  Equity Portfolio.........................    1.25%         0.71%                 0%            1.96%
Global Value Equity
  Portfolio................................    0.80%         0.63%                 0%            1.43%
U.S. Real Estate
  Portfolio................................    0.80%         0.36%                 0%            1.16%
----------
/(1)/ The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the portfolios to the amounts shown. With these reimbursements and/or fee waivers the total expenses would have been 1.80%, 1.15% and 1.10% for the
      Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S. Real
      Estate Portfolio, respectively. Fee waivers and/or expense reimbursements are voluntary and the advisor reserves the right to terminate any waiver and/or reimbursement at any time without notice.//

   MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio. Each portfolio pays a fee to its investment adviser to manage the portfolio. The investment adviser fees for each portfolio are listed in the table below.


                              Fund Investment Adviser Fees
-----------------------------------------------------------------------------------------

                                The Alger American Fund
-----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
-----------------------------------------------------------------------------------------
Alger American Balanced Portfolio      Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio Annual rate of 0.80% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------------

                             Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
-----------------------------------------------------------------------------------------
Equity Income Portfolio                Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Global Socially Responsive Portfolio   Annual rate of 0.90% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Growth Portfolio                       Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Growth and Income Portfolio            Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Managed Portfolio                      Annual rate of 0.80% of the first $400 million,
                                       0.75% of the next $400 million, and 0.70% in
                                       excess of $800 million of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Multi-Cap Growth Portfolio             Annual rate of 1.00% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Small Company Growth Portfolio         Annual rate of 1.00% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Small Company Value Portfolio          Annual rate of 0.80% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Total Return Portfolio                 Annual rate of 0.40% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------

                        INVESCO Variable Investment Funds, Inc.
-----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
-----------------------------------------------------------------------------------------
INVESCO VIF - Financial Services Fund  Annual rate of 0.75% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------------
INVESCO VIF - Health Sciences Fund     Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
INVESCO VIF - Telecommunications Fund  Annual rate of 0.75
                                       % of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------------


                              Janus Aspen Series
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Capital Appreciation Portfolio  Annual rate of 0.65% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------
Flexible Income Portfolio       Annual rate of 0.65% of the first $300 million;
                                and 0.55% in excess of $300 million of the
                                portfolio's average daily net assets.
--------------------------------------------------------------------------------
International Growth Portfolio  Annual rate of 0.65% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------

                            Lord Abbett Series Fund
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Bond-Debenture Portfolio        Annual rate of 0.50% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
Growth and Income Portfolio     Annual rate of 0.50% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
Mid-Cap Value Portfolio         Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------

                      MFS(R) Variable Insurance Trust/SM/
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
MFS Mid Cap Growth Series       Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS New Discovery Series        Annual rate of 0.90% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS Total Return Series         Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS Utilities Series            Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------

                            MONY Series Fund, Inc.
--------------------------------------------------------------------------------

           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------
Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------
Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------


                              PBHG Insurance Series Fund
----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
----------------------------------------------------------------------------------------
PBHG Mid-Cap Value Portfolio           Annual rate of 0.85% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------
PBHG Select Value Portfolio            Annual rate of 0.65% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------

                           PIMCO Variable Insurance Trust
----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
----------------------------------------------------------------------------------------
Global Bond Portfolio                  Annual rate of 0.25% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------
Real Return Bond Portfolio             Annual rate of 0.25% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------
StocksPLUS Growth and Income Portfolio Annual rate of 0.40% of the portfolio's average daily net assets.
----------------------------------------------------------------------------------------

                        The Universal Institutional Funds, Inc.
----------------------------------------------------------------------------------------

              Portfolio                             Investment Adviser Fee
----------------------------------------------------------------------------------------
Emerging Markets Equity Portfolio      Annual rate of 1.25% of the first $500 million;
                                       1.20% from $500 million to $1 billion; and
                                       1.15% in excess of $1 billion of the portfolio's
                                       average daily net assets.
----------------------------------------------------------------------------------------
Global Value Equity Portfolio          Annual rate of 0.80% of the first $500 million;
                                       0.75% from $500 million to $1 billion; and
                                       0.70% in excess of $1 billion of the portfolio's
                                       average daily net assets.
----------------------------------------------------------------------------------------
U. S. Real Estate Portfolio            Annual rate of 0.80% of the first $500 million;
                                       0.75% from $500 million to $1 billion; and
                                       0.70% in excess of $1 billion of the portfolio's
                                       average daily net assets.

The Death Benefit

   The minimum initial Specified Amount is $100,000. You may elect one of two options to compute the amount of death benefit payable under the policy. Your selection may increase the death benefit.

   Option 1 -- The death benefit equals the greater of:

      (a) The Specified Amount, or

      (b) Fund Value multiplied by a death benefit percentage required by the federal tax law definition of life insurance.

   If you choose Option 1, favorable investment performance will reduce the cost you pay for the death benefit. This reduction will decrease the deduction from Fund Value.

   Option 2 -- The death benefit equals the greater of:

      (a) The Specified Amount of the policy, plus the Fund Value, or

      (b) The Fund Value multiplied by a death benefit percentage required by the federal tax law definition of life insurance.

   If you choose Option 2, favorable investment performance will increase the Fund Value of the policy which in turn increases insurance coverage.

The Fund Value used in these calculations is the value as of the date of the last surviving insured's death.


   You may change the death benefit option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy," page 32.


Premium Features

   You must pay premiums equal to at least the amount necessary to keep the policy in effect for the first three policy years. After that, subject to certain limitations, you may choose the amount and frequency of premium payments as your situation and needs change.

   When you apply for a policy, you determine the level amount you intend to pay at fixed intervals over a specified period of time. You elect to receive a premium notice on an annual, semiannual, or quarterly basis. However, you may choose to skip or stop making premium payments. Your policy continues in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for your policy, and (2) any optional insurance benefits added by rider. You may pay premiums under the electronic funds transfer program. Under this program, you authorize the Company to withdraw the amount you determine from your checking account each month.


   The amount, frequency and period of time over which you pay premiums may affect whether or not the policy will be classified as a modified endowment contract. You will find more information on the tax treatment of life insurance contracts, including modified endowment contracts under "Federal Income Tax Considerations," page 52.



   The payment of premiums you specified on the application will not guarantee that your policy will remain in effect. See "Grace Period and Lapse," page 44. If any premium payment would result in an immediate increase in the net amount at risk, the Company may, (1) reject a part of the premium payment, or (2) limit the premium payment, unless you provide satisfactory evidence of insurability.


MONY Variable Account L


   MONY Variable Account L is a separate investment account whose assets are owned by the Company. See "MONY Variable Account L" on page 14.


Allocation Options


   You may allocate premium payments and Fund Values among the various subaccounts of MONY Variable Account L. Each of the subaccounts uses premium payments and Fund Values to purchase shares of a designated portfolio of The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMO Variable Insurance Trust, and The Universal Institutional Funds, Inc. (the "Funds"). The subaccounts available to you and the investment objectives of each available subaccount are described in detail beginning on page 15.


Transfer of Fund Value



   You may transfer Fund Value among the subaccounts. Subject to certain limitations, you may also transfer between the subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if the proper form has been completed, signed and filed at the Company's Syracuse Operations Center. See Transfer of Fund Value," page 41.

Policy Loans


   You may borrow up to 90% of your policy's Cash Value from the Company. Your policy will be the only security required for a loan. See "Policy Loans," page 42.



   The amount of Outstanding Debt is subtracted from your death benefit. Your Outstanding Debt is repaid from the proceeds of a full surrender. See "Full Surrender," page 43. Outstanding Debt may also affect the continuation of the policy. See "Grace Period and Lapse," page 44. The Company charges interest on policy loans. If you do not pay the interest due, the amount due will be borrowed from the policy's Cash Value and will become part of the Outstanding Debt.


Full Surrender


   You can surrender the policy during the lifetime of either or both insureds and receive its Cash Value, which equals (a) Fund Value, minus (b) any surrender charge and minus (c) any Outstanding Debt. See "Full Surrender," page 43.


Partial Surrender


   You may request a partial surrender if your Cash Value after the deduction of the requested surrender amount and any fees is greater than $500. If the requested amount exceeds the amount available, we will reject the request and return it to you. A partial surrender will decrease the Specified Amount. See "Partial Surrender," at page 43.


   Partial surrenders must be for at least $500. A partial surrender fee of $10 will be assessed against the remaining Fund Value. There is no surrender charge assessed on a partial surrender.

Right to Return Policy Period


   You have the right to examine the policy when you receive it. You may return the policy for any reason and obtain a full refund of the premium you paid if you return your policy the later of: (a) 10 days (or longer in some states) after you receive it; (b) 45 days after the date you sign the application for the policy; or (c) 10 days after we mail or deliver a notice of withdrawal right. During the Right to Return Policy Period, net premiums will be kept in the general account of the Company and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to Return Policy Period", page 29.


Grace Period and Lapse

   Your policy will remain in effect as long as:

      (1) it has a Cash Value greater than zero; or

      (2) during the first three policy years if on each monthly anniversary the sum of the premiums paid minus the sum of partial surrenders (excluding related fees) and any Outstanding Debt, is greater than or equal to the Minimum Monthly Premium for the period of time the policy has been in effect.

   If you increase the Specified Amount during the first three policy years, the Minimum Monthly Premium will be increased and you must continue paying the Minimum Monthly Premium for the remainder of the first three policy years.

   If the policy is about to terminate (or lapse), we will give you notice that you must pay additional premiums. That notice will tell you what the minimum amount you must pay is if the policy is to remain in effect. It will also tell you the date by which we must receive that amount (this period is called the "grace period").

   You must understand that after the first three policy years, the policy can lapse even if the scheduled premiums are made.

Tax Treatment of Increases in Fund Value


   The federal income tax laws generally tie the taxation of Fund Values to your receipt of those Fund Values. This policy is currently subject to the same federal income tax treatment as fixed life insurance. Certain policy loans may be taxable. You can find information on the tax treatment of the policy under "Federal Income Tax Considerations," on page 52.


Tax Treatment of Death Benefit


   Generally, the death benefit will be fully excludable from the gross income of the beneficiary under the Internal Revenue Code. Thus the death benefit received by the beneficiary at the death of the last surviving insured will not be subject to federal income taxes when received by the beneficiary. Also, a death benefit paid by this policy is currently subject to federal income tax treatment as a death benefit paid by a fixed life insurance policy. See "Federal Income Tax Considerations," page 52.


Riders

   Additional optional insurance benefits may be added to the policy by an addendum called a rider. As applicable, a charge is deducted monthly from the Fund Value for each optional benefit added to your policy. There are two riders available with this policy:

  .  Four Year Term Insurance Rider

  .  Waiver of Monthly Deduction Rider

Contacting the Company

   All written requests, notices, and forms required by the policies, and any questions or inquiries should be directed to the Company Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Understanding the Policy

   The following chart may help you to understand how the policy works.




                                  [FLOW CHART]

                         INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT L

MONY Life Insurance Company

   MONY Life Insurance Company issues the policy. In this prospectus MONY Life Insurance Company is called the "Company". The Company is a stock life insurance company organized in the State of New York. The Company is currently licensed to sell life insurance and annuities in all 50 states of the United States, the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

   The principal office of the Company is located at 1740 Broadway, New York, New York 10019. The Company was founded in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization does not have any material effect on the Company, MONY Variable Account L, or the policies.

   On August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was upgraded to A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

   MONY Securities Corporation, a wholly-owned subsidiary of the Company, is the principal underwriter for the policies.

MONY Variable Account L

   MONY Variable Account L is a separate investment account of the Company. Presently, only premium payments and fund values of flexible premium variable life insurance policies are permitted to be allocated to MONY Variable Account
L. The assets in MONY Variable Account L are kept separate from the general account assets and other separate accounts of the Company.

   The Company owns the assets in MONY Variable Account L. The Company is required to keep assets in MONY Variable Account L that equal the total market value of the policy liabilities funded by MONY Variable Account L. Realized or unrealized income gains or losses of MONY Variable Account L are credited or charged against MONY Variable Account L assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the policies are assets of MONY Variable Account L. MONY Variable Account L assets are not chargeable with liabilities of the Company's other businesses.

   Fund Values of the policy during the Right to Return Period and Fund Values allocated to the Guaranteed Interest Account are held in the Company's general account. The Company's general account assets are subject to the liabilities from the businesses the Company conducts. In addition, the Company may transfer to its general account any assets that exceed anticipated obligations of MONY Variable Account L. All obligations of the Company under the policy are general corporate obligations of the Company. The Company may accumulate in MONY Variable Account L proceeds from various policy charges and investment results applicable to those assets.

   MONY Variable Account L was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account L is registered with the SEC as a unit investment trust. The SEC does not supervise the administration or investment practices or policies of MONY Variable Account L.

   MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts within MONY Variable Account L. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts are available to you.

   The following table lists the subaccounts of MONY Variable Account L that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:

       Subaccount and Designated Portfolio                          Investment Objective
-----------------------------------------------------------------------------------------------------------

Alger American Balanced Subaccount                 Seeks current income and long-term capital
                                                   appreciation. The portfolio focuses on stocks of
This subaccount purchases shares of The Alger      companies with growth potential and fixed income
American Fund Alger American Balanced              securities, with emphasis on income-producing
Portfolio.                                         securities which appear to have some potential for
                                                   capital appreciation. Under normal circumstances,
                                                   the portfolio invests in common stocks and fixed-
                                                   income securities, which include commercial paper
                                                   and bonds rated within the 4 highest rating
                                                   categories by an established rating agency or if not
                                                   rated, which are determined by the Manager to be
                                                   of comparable quality. Ordinarily, at least 25% of
                                                   the Portfolio's net assets are invested in fixed-
                                                   income securities.
-----------------------------------------------------------------------------------------------------------

Alger American MidCap Growth Subaccount            Seeks long-term capital appreciation. The portfolio
                                                   focuses on midsize companies with promising
This subaccount purchases shares of The Alger      growth potential. Under normal circumstances, the
American Fund Alger American MidCap Growth         portfolio invests primarily in the equity securities of
Portfolio.                                         companies having a market capitalization within the
                                                   range of companies in the S&P MidCap 400(TM)
                                                   Index.
-----------------------------------------------------------------------------------------------------------

Enterprise Equity Income Subaccount                Invests in a combination of growth and income.
                                                   Seeks to achieve an above average and consistent
This subaccount purchases shares of the Enterprise total return, primarily from investments in dividend
Accumulation Trust Equity Income Portfolio.        paying U.S. common stocks.
-----------------------------------------------------------------------------------------------------------

Enterprise Global Socially Responsive              Seeks total return primarily from investments in
Subaccount                                         common stocks of companies that the portfolio
                                                   manager believes are socially responsive and that
This subaccount purchases shares of the Enterprise are located in countries that are included in the
Accumulation Trust Global Socially Responsive      MSCI World Index.
Portfolio.
-----------------------------------------------------------------------------------------------------------

Enterprise Growth Subaccount                       Seeks capital appreciation, primarily from
                                                   investments in U.S. common stocks of large
This subaccount purchases shares of the Enterprise capitalization companies. Pursues goal by investing
Accumulation Trust Growth Portfolio.               in companies with long-term earnings potential, but
                                                   which are currently selling at a discount to their
                                                   estimated long-term value.

       Subaccount and Designated Portfolio                         Investment Objective
---------------------------------------------------------------------------------------------------------

Enterprise Growth and Income Subaccount            Seeks total return through capital appreciation with
                                                   income as a secondary consideration by investing in
This subaccount purchases shares of the Enterprise a broadly diversified group of U.S. common stocks
Accumulation Trust Growth and Income Portfolio.    of large capitalization companies.
---------------------------------------------------------------------------------------------------------

Enterprise Managed Subaccount                      Seeks growth of capital over time by investing in a
                                                   portfolio consisting of common stocks, bonds and
This subaccount purchases shares of the Enterprise cash equivalents, the percentages of which vary
Accumulation Trust Managed Portfolio.              over time based on the investment manager's
                                                   assessment of economic and market trends and its
                                                   perception of the relative investment values
                                                   available from such types of securities at any given
                                                   time.
---------------------------------------------------------------------------------------------------------

Enterprise Multi-Cap Growth Subaccount             Seeks long-term capital appreciation by primarily
                                                   investing in growth stocks. Companies will tend to
This subaccount purchases shares of the Enterprise fall into one of two categories: companies that offer
Accumulation Trust Multi-Cap Growth Portfolio.     goods or services to a rapidly expanding
                                                   marketplace or companies experiencing a major
                                                   change that is expected to produce advantageous
                                                   results.
---------------------------------------------------------------------------------------------------------

Enterprise Small Company Growth Subaccount         Seeks capital appreciation by investing primarily in
                                                   common stocks of small capitalization companies
This subaccount purchases shares of the Enterprise believed by the portfolio manager to have an
Accumulation Trust Small Company Growth            outlook for strong earnings growth and potential for
Portfolio.                                         significant capital appreciation.
---------------------------------------------------------------------------------------------------------

Enterprise Small Company Value Subaccount          Seeks maximum capital appreciation by investing
                                                   primarily in common stocks of small capitalization
This subaccount purchases shares of the Enterprise companies that the portfolio manager believes are
Accumulation Trust Small Company Value             undervalued -- that is the stock's market price does
Portfolio.                                         not fully reflect the company's value.
---------------------------------------------------------------------------------------------------------

Enterprise Total Return Subaccount                 Seeks total return primarily from investments in a
                                                   diversified portfolio of fixed income instruments of
This subaccount purchases shares of the Enterprise varying maturities.
Accumulation Trust Total Return Portfolio.
---------------------------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Subaccount       Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies involved
This subaccount purchases shares of the INVESCO    in the financial services sector.
Variable Investment Funds, Inc. INVESCO VIF --
Financial Services Fund.
---------------------------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Subaccount          Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies that
This subaccount purchases shares of the INVESCO    develop, produce or distribute products or services
Variable Investment Funds, Inc. INVESCO VIF --     related to health care.
Health Sciences Fund.

      Subaccount and Designated Portfolio                        Investment Objective
--------------------------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications               Seeks to provide capital growth and current income
Subaccount                                      by investing primarily in the equity securities of
                                                companies involved in the design, development,
This subaccount purchases shares of the INVESCO manufacture, distribution, or sale of
Variable Investment Funds, Inc. INVESCO VIF --  communications services and equipment, and
Telecommunications Fund.                        companies that are involved in supplying equipment
                                                or services to such companies. Will invest primarily
                                                in companies located in at least three different
                                                countries, although U.S. issuers will often dominate
                                                the portfolio.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Capital Appreciation         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing primarily in common stocks
                                                selected for their growth potential. The portfolio
This subaccount purchases shares of Janus Aspen may invest in companies of any size, from larger,
Series Capital Appreciation Portfolio.          well-established companies to smaller, emerging
                                                growth companies.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Flexible Income Subacco-unt  Seeks to obtain maximum total return, consistent with preservation of capital. It pursues its objective
This subaccount purchases shares of the Janus   by investing primarily in a wide variety of income-
Aspen Series Flexible Income Portfolio.         producing securities such as corporate bonds and
                                                notes, government securities and preferred stock.
                                                As a fundamental policy, the portfolio will invest at
                                                least 80% of its assets in income-producing
                                                securities. The portfolio may own an unlimited
                                                amount of high-yield/high-risk bonds.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series International Growth         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing at least 65% of its total assets
                                                in securities of issuers from at least five different
This subaccount purchases shares of the Janus   countries, excluding the United States. Although the
Aspen Series International Growth Portfolio.    portfolio intends to invest substantially all of its
                                                assets in issuers located outside the United States it
                                                may at times invest in U.S. issuers and it may at
                                                times invest all of its assets in fewer than five
                                                countries, or even a single country.
--------------------------------------------------------------------------------------------------------

Lord Abbett Bond-Debenture Subaccount           Investment Objective and Strategy: seeks high
                                                current income and the opportunity for capital
This subaccount purchases shares of the Lord    appreciation to produce a high total return. It
Abbett Series Fund Bond-Debenture Portfolio.    pursues its objective by investing in high yield and
                                                investment grade debt securities, securities
                                                convertible into common stock and preferred
                                                stocks. The portfolio invests at least 65% of its total
                                                assets in fixed income securities of various types.
                                                At least 20% of the portfolio's assets must be
                                                invested in any combination of investment grade
                                                securities, U.S. Government securities and cash
                                                equivalents.
--------------------------------------------------------------------------------------------------------

       Subaccount and Designated Portfolio                           Investment Objective
------------------------------------------------------------------------------------------------------------

Lord Abbett Growth and Income Subaccount           Investment Objective and Strategy: seeks long-term
                                                   growth of capital and income without excessive
This subaccount purchases shares of the Lord       fluctuations in market value. It pursues its objective
Abbett Series Fund Growth and Income Portfolio.    by investing at least 65% of its total assets in large,
                                                   seasoned, U.S. and multinational companies.
------------------------------------------------------------------------------------------------------------

Lord Abbett Mid-Cap Value Subaccount               Investment Objective and Strategy: seeks capital
                                                   appreciation. It pursues its objective by investing at
This subaccount purchases shares of the Lord       least 65% of its total assets in equity securities of
Abbett Series Fund Mid-Cap Value Portfolio.        mid-sized companies, with market capitalizations of
                                                   roughly $500 million to $10 billion.
------------------------------------------------------------------------------------------------------------

MFS Mid Cap Growth Subaccount                      Seeks long-term growth of capital by investing at
                                                   least 65% of its total assets in companies with
This subaccount purchases shares of the MFS(R)     medium market capitalization which are defined as
Variable Insurance Trust/SM/ MFS Mid Cap Growth    companies with market capitalizations equaling or
Series.                                            exceeding $250 million but not exceeding the top of
                                                   the Russell Midcap(TM) Growth Index range at the
                                                   time of purchase by the portfolio.
------------------------------------------------------------------------------------------------------------

MFS New Discovery Subaccount                       Seeks capital appreciation by investing at least 65%
                                                   of its total assets in equity securities of emerging
This subaccount purchases shares of the MFS(R)     growth companies. Emerging growth companies are
Variable Insurance Trust/SM/ MFS New Discovery     companies that are either: early in their life cycle
Series.                                            but which have the potential to become major
                                                   enterprises or major enterprises whose rates of
                                                   earnings growth are expected to accelerate because
                                                   of special factors, such as rejuvenated management,
                                                   new products, changes in consumer demand, or
                                                   basic changes in the economic environment.
------------------------------------------------------------------------------------------------------------

MFS Total Return Subaccount                        Seeks mainly to provide above-average income
                                                   consistent with the prudent employment of capital
This subaccount purchases shares of the MFS(R)     and secondarily to provide a reasonable opportunity
Variable Insurance Trust/SM/ MFS Total Return      for growth of capital and income. It pursues its
Series.                                            objective by investing at least 40%, but not more
                                                   than 75%, of its net assets in common stocks and
                                                   related securities and at least 25% of its net assets in
                                                   non-convertible fixed income securities.
------------------------------------------------------------------------------------------------------------

MFS Utilities Subaccount                           Seeks capital growth and current income by
                                                   investing at least 65% of its total assets in equity
This subaccount purchases shares of the MFS(R)     and debt securities of domestic and foreign
Variable Insurance Trust/SM/ MFS Utilities Series. companies (including emerging markets) in the utilities industry.
------------------------------------------------------------------------------------------------------------

MONY Government Securities Subaccount              Seeks to maximize income and capital appreciation
                                                   by investing in bonds, notes and other obligations
This subaccount purchases shares of the MONY       either issued or guaranteed by the U.S.
Series Fund, Inc. Government Securities Portfolio. Government, its agencies or instrumentalities, together having a weighted average maturity of
                                                   between 4 to 8 year.
------------------------------------------------------------------------------------------------------------

Subaccount and Designated
        Portfolio                         Investment Objective
--------------------------------------------------------------------------------

MONY Long Term Bond       Seeks to maximize income and capital appreciation
Subaccount                over the longer term by investing in highly-rated
                          fixed income securities issued by a diverse mix of
This subaccount purchases corporations, the U.S. Government and its agencies shares of the MONYSeries or instrumentalities, as well as mortgage-backed
Fund, Inc. Long Term Bond and asset-backed securities together having a dollar-
Portfolio.                weighted average maturity of more than 8 years.
--------------------------------------------------------------------------------

MONY Money Market         Seeks to maximize current income consistent with
Subaccount                preservation of capital and maintenance of liquidity
                          by investing primarily in high quality, short-term
This subaccount purchases money market instruments.
shares of the MONYSeries
Fund, Inc. Money Market
Portfolio.
--------------------------------------------------------------------------------

Morgan Stanley Universal  Seeks long-term capital appreciation by investing
InstitutionalEmerging     primarily in growth-oriented equity securities of
Markets Equity Subaccount issuers in emerging market countries.

This subaccount purchases
shares of The
UniversalInstitutional
Funds, Inc. Emerging
Markets EquityPortfolio.
--------------------------------------------------------------------------------

Morgan Stanley Universal Seeks long-term capital appreciation by investing Institutional GlobalValue primarily in equity securities of issuers throughout
Equity Subaccount         the world, including U.S. issuers.
This subaccount purchases
shares of The
UniversalInstitutional
Funds, Inc. Global Value
EquityPortfolio.
--------------------------------------------------------------------------------

Morgan Stanley Universal
Institutional U.S.
RealEstate Subaccount

This subaccount purchases Seeks to provide above average current income and
shares of The             long-term capital appreciation by investing
UniversalInstitutional    primarily in equity securities of companies in the
Funds, Inc. U. S. Real    U.S. real estate industry, including real estate
Estate Portfolio.         investment trusts ("REITs").
--------------------------------------------------------------------------------

PBHG Mid-Cap Value        Seeks to provide above-average total return over a 3
Subaccount                to 5 year market cycle by primarily investing in
                          value common stocks of companies with market
This subaccount purchases capitalizations within the range of the S&P
shares of the             MidCap 400(TM) Index.
PBHGInsurance Series Fund
PBHG Mid-Cap
ValuePortfolio.
--------------------------------------------------------------------------------

PBHG Select Value         Seeks to provide long-term growth of capital and
Subaccount                income by primarily investing in value common
                          stocks of no more than 30 companies with large
This subaccount purchases market capitalizations. Current income is a
shares of the             secondary objective.
PBHGInsurance Series Fund
PBHG Select
ValuePortfolio.
--------------------------------------------------------------------------------

PIMCO Global Bond         Seeks to maximize total return, consistent with
Subaccount                preservation of capital, by investing primarily in
                          Fixed Income Instruments of issuers located in at
This subaccount purchases least three countries (one of which may be the
shares of the             United States).
PIMCOVariable Insurance
Trust Global Bond
Portfolio.
--------------------------------------------------------------------------------

       Subaccount and Designated Portfolio          Investment Objective
----------------------------------------------------------------------------

PIMCO Real Return Bond Subaccount                 Seeks to maximize real
                                                  return, consistent
This subaccount purchases shares of the           withpreservation of real
PIMCOVariable Insurance Trust Real Return         capital, by investing
BondPortfolio.                                    primarilyin
                                                  inflation-indexed bonds
                                                  of varying
                                                  maturitiesissued by the
                                                  U.S. and non-U.S.
                                                  governments,
                                                  theiragencies or
                                                  government-sponsored
                                                  enterprises
                                                  andcorporations.
----------------------------------------------------------------------------

PIMCO StocksPLUS Growth and IncomeSubaccount      Seeks total return which
                                                  exceeds the total return
This subaccount purchases shares of the           ofthe S&P 500 by
PIMCOVariable Insurance Trust StocksPLUS Growth   investing primarily in
andIncome Portfolio.                              S&P 500derivatives,
                                                  backed by a portfolio of
                                                  Fixed IncomeInstruments.
----------------------------------------------------------------------------

   The investment objectives of each portfolio (except for the Janus portfolios) are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the portfolio affected. For each of the Funds a majority means the lesser of:

      (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented, or

      (2) more than 50% of the outstanding portfolio shares.

The investment objectives of the Janus portfolios are non-fundamental and may be changed by the Fund's Trustees without a shareholder vote.

                                   THE FUNDS


   Each available subaccount of MONY Variable Account L will invest only in the shares of the Funds. The Funds (except for Janus Aspen Series Capital Appreciation Portfolio) are diversified, open-end management investment companies. The Janus Aspen Series Capital Appreciation Portfolio is a non-diversified, open-end management investment company. The Funds are registered with the SEC under the Investment Company Act of 1940. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or any of them, may withdraw from sale any or all the respective portfolios as allowed by applicable law.


The Alger American Fund

   Fred Alger Management, Inc., is each portfolio's investment adviser. The investment adviser is responsible for managing each portfolio's assets according to its goal and for placing orders with broker-dealers to purchase and sell securities on behalf of each portfolio. The investment adviser fee for each portfolio is shown in the table below.

                    Portfolio                      Investment Adviser Fee
----------------------------------------------------------------------------

Alger American Balanced Portfolio                 Annual rate of 0.75% of
                                                  the portfolio'saverage
                                                  daily net assets.
----------------------------------------------------------------------------

Alger American MidCap Growth Portfolio            Annual rate of 0.80% of
                                                  the portfolio'saverage
                                                  daily net assets.
----------------------------------------------------------------------------

Enterprise Accumulation Trust

   Enterprise Accumulation Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of MONY Life Insurance Company, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information about the sub-advisers for each portfolio, see the Enterprise Accumulation Trust prospectus included in this Prospectus Portfolio. Enterprise Accumulation Trust pays an investment adviser fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The sub-investment adviser and daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below:

Portfolio and Sub-Investment Adviser    Investment Adviser Fee        Sub-Investment Adviser Fee
-----------------------------------------------------------------------------------------------------

   Equity Income Portfolio           Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $100 million, 0.25% of the next
   1740 Advisers, Inc. (affiliate    assets.                       $100 million, and 0.20% in
   of MONY Life Insurance                                          excess of $200 million of the
   Company of America) is the                                      portfolio's average daily net
   sub-investment adviser.                                         assets.
-----------------------------------------------------------------------------------------------------

   Global Socially Responsive        Annual rate of 0.90% of the   Annual rate of 0.45% of the first
   Portfolio                         portfolio's average daily net $100 million; 0.40% of the next
                                     assets.                       $100 million; and 0.30% in
   Rockefeller & Co., Inc. is the                                  excess of $200 million of the
   sub-investment adviser.                                         portfolio's average daily net
                                                                   assets.
-----------------------------------------------------------------------------------------------------

   Growth Portfolio                  Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $1 billion and 0.20% in excess of
   Montag & Caldwell, Inc. is the    assets.                       $1 billion of the portfolio's
   sub-investment adviser.                                         average daily net assets.
-----------------------------------------------------------------------------------------------------

   Growth and Income Portfolio       Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $100 million, 0.25% of the next
   Retirement System Investors,      assets.                       $100 million, and 0.20% in
   Inc. is the sub-investment                                      excess of $200 million of the
   adviser.                                                        portfolio's average daily net
                                                                   assets.

Portfolio and Sub-Investment Adviser       Investment Adviser Fee           Sub-Investment Adviser Fee
------------------------------------------------------------------------------------------------------------

   Managed Portfolio                 Annual rate of 0.80% of the first  Wellington Management
                                     $400 million, 0.75% of the next    Company's fee for the assets of the
   Wellington Management             $400 million and 0.70% in excess   Portfolio it manages is an annual
   Company, LLP and Sanford C.       of $800 million of the portfolio's rate of 0.40% up to $500 million,
   Bernstein & Co., LLC are the      average daily net assets.          0.35% of the next $500 million,
   sub-investment advisers.                                             0.30% of the next $1 billion, and
                                                                        0.25% in excess of $2 billion of
                                                                        the portfolio's average daily net
                                                                        assets. Sanford C. Bernstein & Co.,
                                                                        Inc.'s fee for the assets of the
                                                                        Portfolio it manages is an annual
                                                                        rate of 0.40% up to $10 million,
                                                                        0.30% from $10 million to $50
                                                                        million, 0.20% from $50 million to
                                                                        $100 million, and 0.10% in excess
                                                                        of $100 million of the portfolio's
                                                                        average daily net assets.
------------------------------------------------------------------------------------------------------------

   Multi-Cap Growth Portfolio        Annual rate of 1.00% of the        Annual rate of 0.40% of the
                                     average daily net assets.          average daily net assets.
   Fred Alger Management Inc. is
   the sub-investment adviser.
------------------------------------------------------------------------------------------------------------

   Small Company Growth              Annual rate of 1.00% of the        Annual rate of 0.65% of the first
   Portfolio                         portfolio's average daily net      $50 million, 0.55% of the next
                                     assets.                            $50 million and 0.45% in excess
   William D. Witter, Inc. is the                                       of $100 million of the portfolio's
   sub-investment adviser.                                              average daily net assets.
------------------------------------------------------------------------------------------------------------

   Small Company Value Portfolio     Annual rate of 0.80% of the first  Annual rate of 0.40% of the first
                                     $400 million, 0.75% of the next    $1 billion and 0.30% in excess of
   Gabelli Asset Management          $400 million and 0.70% in excess   $1 billion of the portfolio's
   Company is the sub-               of $800 million of the portfolio's average daily net assets.
   investment adviser.               average daily net assets.
------------------------------------------------------------------------------------------------------------

   Total Return Portfolio            Annual rate of 0.40% of the        Annual rate of 0.25% of the
                                     portfolio's average daily net      portfolio's average daily net
   Pactific Investment               assets.                            assets.
   Management Company, LLP is
   the sub-investment adviser.

INVESCO Variable Investment Funds, Inc.

   INVESCO Funds Group, Inc. is the investment adviser for each of the portfolios. Together with affiliated companies, the investment adviser directs all aspects of the management of the portfolios. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Fund Annual rate of 0.75% of the portfolio's average daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Fund    Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications Fund Annual rate of 0.75% of the portfolio's average daily net assets.

Janus Aspen Series

   Janus Aspen Series has several portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Janus Capital is the investment adviser to each of the portfolios and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios. The daily investment adviser fee for each portfolio is shown in the table below.

          Portfolio                          Investment Adviser Fee
-----------------------------------------------------------------------------------

Capital Appreciation Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------

Flexible Income Portfolio      Annual rate of 0.65% of the first $300 million; and
                               0.55% in excess of $300 million of the portfolio's
                               average daily net assets.
-----------------------------------------------------------------------------------

International Growth Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.

Lord Abbett Series Fund

   Lord Abbett Series Fund has several portfolios. The shares of the portfolios listed in the table below can be purchased by the subaccounts available to you. Lord, Abbett & Co. is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

         Portfolio                      Investment Adviser Fee
----------------------------------------------------------------------------

Bond-Debenture Portfolio    Annual rate of 0.50% of the portfolio's average
                            daily net assets.
----------------------------------------------------------------------------

Growth and Income Portfolio Annual rate of 0.50% of the portfolio's average daily net assets.
----------------------------------------------------------------------------

Mid-Cap Value Portfolio     Annual rate of 0.75% of the portfolio's average
                            daily net assets.

MFS(R) Variable Insurance Trust/SM/

   MFS Variable Insurance Trust contains a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available through our product. Massachusetts Financial Services Company is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                     Investment Adviser Fee
   --------------------------------------------------------------------------

   MFS Mid Cap Growth Series Annual rate of 0.75% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS New Discovery Series  Annual rate of 0.90% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS Total Return Series   Annual rate of 0.75% of the portfolio's average
                             daily net assets.
   --------------------------------------------------------------------------

   MFS Utilities Series      Annual rate of 0.75% of the portfolio's average
                             daily net assets.

MONY Series Fund, Inc.

   MONY Series Fund, Inc. has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Each of the portfolios has different investment objectives and policies. The Company is a registered investment adviser under the Investment Advisers Act of 1940. The Company, as investment adviser, currently pays the compensation of the Fund's directors, officers, and employees who are affiliated in some way with the Company. MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as an investment adviser, the Company has entered into a Services Agreement with MONY to provide personnel, equipment, facilities and other services. As the investment adviser to MONY Series Fund, Inc., the Company receives a daily investment adviser fee for each portfolio (see chart below). Fees are deducted daily and paid to the Company monthly.

   The following table describes the portfolios available and the investment advisory fees:

           Portfolio                          Investment Adviser Fee
------------------------------------------------------------------------------------

Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% of assets
                                in excess of $800 million of the portfolio's
                                aggregate average daily net assets.

PBHG Insurance Series Fund

   PBHG Insurance Series Fund has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pilgrim Baxter & Associates, Ltd. is the investment adviser for each of the portfolios. Pilgrim Baxter Value Investors, Inc., a wholly-owned subsidiary of Pilgrim Baxter & Associates, Ltd., is the sub-investment adviser for the Mid-Cap and Select Value Portfolios. The investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below. The sub-investment adviser fee for each portfolio is paid by Pilgrim Baxter & Associates, Ltd. and not by the portfolios.


Portfolio and Investment
       Sub-Adviser         Investment Adviser Fee   Sub-Investment Adviser Fee
-------------------------------------------------------------------------------

PBHG Mid-Cap              Annual rate of 0.85% of   Annual rate of 0.50% of
ValuePortfolio            theportfolio's average    theportfolio's average
                          daily netassets.          daily netassets.
Pilgrim Baxter Value
Investors,Inc. is the
sub-investment adviser.
-------------------------------------------------------------------------------

PBHG Select Value         Annual rate of 0.65% of   Annual rate of 0.40% of
Portfolio                 theportfolio's average    theportfolio's average
                          daily netassets.          daily netassets.
Pilgrim Baxter Value
Investors,Inc. is the
sub-investment adviser.


PIMCO Variable Insurance Trust

   PIMCO Variable Insurance Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pacific Investment Management Company LLC is the investment adviser for the portfolios and is responsible for managing the investment activities of the portfolios and the portfolios' business affairs and other administrative matters. The investment adviser fee for each portfolio is shown in the table below.

        Portfolio                       Investment Adviser Fee
-----------------------------------------------------------------------------

Global Bond Portfolio      Annual rate of 0.25% of the portfolio's average
                           dailynet assets.
-----------------------------------------------------------------------------

Real Return Bond Portfolio Annual rate of 0.25% of the portfolio's average dailynet assets.
-----------------------------------------------------------------------------

StocksPLUS Growth and      Annual rate of 0.40% of the portfolio's average
Income Portfolio           dailynet assets.

The Universal Institutional Funds, Inc.

   Morgan Stanley Asset Management* is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

        Portfolio                      Investment Adviser Fee
----------------------------------------------------------------------------

Emerging Markets Equity   Annual rate of 1.25% of the first $500
Portfolio                 million;1.20% from $500 million to $1 billion;
                          and 1.15% inexcess of $1 billion of the
                          portfolio's average dailynet assets.
----------------------------------------------------------------------------

Global Value Equity       Annual rate of 0.80% of the first $500
Portfolio                 million;0.75% from $500 million to $1 billion;
                          and 0.70% inexcess of $1 billion of the
                          portfolio's average dailynet assets.
----------------------------------------------------------------------------

U. S. Real Estate         Annual rate of 0.80% of the first $500
Portfolio                 million;0.75% from $500 million to $1 billion;
                          and 0.70% inexcess of $1 billion of the
                          portfolio's average dailynet assets.
* Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

Purchase of Portfolio Shares by MONY Variable Account L

   The Company purchases shares of each portfolio for the corresponding sub-account at net asset value, i.e. without a sales load. Generally, all dividends and capital gains distributions received from a portfolio are automatically reinvested in the portfolio at net asset value. The Company, on behalf of MONY Variable Account L, may elect not to reinvest dividends and capital gains distributions. The Company redeems Fund shares at net asset value to make payments under the Policies.

   Fund shares are offered only to insurance company separate accounts. The insurance companies may or may not be affiliated with the Company or with each other. This is called "shared funding." Shares may also be sold to separate accounts to serve as the underlying investments for variable life insurance policies, variable annuity policies and qualified plans. This is called "mixed funding." Currently, the Company does not foresee any disadvantages to policy owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.


   The investment objectives of each of the portfolios is substantially similar to the investment objectives of the subaccount which purchases shares of that portfolio. A summary of the investment objective of each of the subaccounts available to you is found in the chart beginning on page 15. No portfolio can assure you that its objective will be achieved. You will find more detailed information in the prospectus of each Fund that you received with this prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques.


        The Funds' Prospectuses Accompany This Prospectus And Should Be
                        Read Carefully Before Investing

                     DETAILED INFORMATION ABOUT THE POLICY

   The Fund Value in MONY Variable Account L and the Guaranteed Interest Account provide many of the benefits of your policy. The information in this section describes the benefits, features, charges, and other major provisions of the policies and the extent to which those benefits depend upon the Fund Value.

Application for a Policy

   The policy design meets the needs of individuals by providing life insurance coverage on two Insureds. A death benefit is payable when the last surviving insured dies while the policy is in effect. A purchaser must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corporation ("MSC"). The licensed agent submits the application to the Company. The policy may also be sold through other broker-dealers authorized under the law and by MSC. A policy can be issued on the lives of two insureds, each of whom is no older than age 85 with evidence of insurability that satisfies the Company. Each insured's age is calculated as of his or her last birthday prior to the date of the policy. The Company accepts the application subject to its underwriting rules, and may request additional information or reject an application.

   The minimum Specified Amount you may apply for is $100,000. Subsequent to issue, the minimum Specified Amount is also $100,000. However, the Company reserves the right to revise its rules at any time to require a different minimum Specified Amount at issue for subsequently issued policies.

   Each policy is issued with a policy date. The policy date is used to determine the policy months and years, and policy monthly, quarterly, semi-annual and annual anniversaries. The policy date is stated on page 1 of the policy. The policy date will normally be the later of (1) the date that delivery of the policy is authorized by the Company ("Policy Release Date"), or
(2) the policy date requested in the application. No premiums may be paid with the application except under the temporary insurance procedures defined below.

  Temporary Insurance Coverage


   If you want insurance coverage before the Policy Release Date, and are more than 15 days old and not more than 70 years old, you may be eligible for a temporary insurance agreement. You must complete an application for the policy and give it to the Company's licensed agent. The application contains a number of questions about your health. Your eligibility for temporary coverage will depend on your answers to those questions. In addition, you must complete and sign the Temporary Insurance Agreement Form. You must also submit payment for at least one Minimum Monthly Premium for the policy as applied for. Your coverage under the Temporary Insurance Agreement starts on the date you sign the form and pay the premium amount, or if later, the requested policy date. See "Premiums -- Premium Flexibility," page 29.


   Coverage under the Temporary Insurance Agreement ends on the earliest of:

  .  the Policy Release Date, if the policy is issued as applied for;

  . the 15th day after the Policy Release Date or the date the policy takes effect, if the policy is issued other than as applied for;

  . no later than 90 days from the date the Temporary Insurance Agreement is signed;

  . the 45th day after the form is signed if the insureds have not finished the last required medical exam;

  . 5 days after the Company sends notice to you that it declines to issue any policy; and

  .  the date you tell the Company that the policy will be refused.

   If the date on which coverage under the Temporary Insurance Agreement ends other than because the applicant has died or the policy applied for is issued or refused; both insureds die during the period of temporary coverage, the death benefit will be:

      (1) The insurance coverage applied for (including any optional riders) up to $500,000,

      less

      (2) The deductions from premium and the monthly deduction due prior to the date of death of the last surviving insured.

   Premiums paid for temporary insurance coverage are held in the Company's general account until the Policy Release Date. Except as provided below, interest is credited on the premium (less any deductions from premiums) held in the Company's general account. The interest rate will be set by the Company, but will not be less than 4.5 % per year. If the policy is issued and accepted, these amounts will be applied to the policy. These premiums will be returned to you (without interest) within 5 days after the earliest of:

      (1) The date you tell the Company that the policy will be refused. Your refusal must be (a) at or before the Policy Release Date, or (b) (if the policy is authorized for delivery other than as applied for), on or before the 15th day after the Policy Release Date; or

      (2) The date on which coverage under the Temporary Insurance Agreement ends other than because the applicant has died or the policy applied for is issued or refused;

      (3) The date the Company sends notice to you declining to issue any policy on the insureds.

  Initial Premium Payment


   Once your application is approved and you are issued a policy, the balance of the first scheduled premium payment is payable. The scheduled premium payment is specified in your policy and must be paid in full when your policy is delivered. Your policy is effective the later of (1) acceptance and payment of the scheduled premium payment, or (2) the policy date requested in the application. Any premium balance remitted by you earns interest until the Right to Return Policy Period has ended. The policy premium credited with interest equals amounts in the general account under the Temporary Insurance Agreement, plus interest credited minus deductions from premiums. The monthly deduction due prior to or on the Policy Release Date will be made. If you request a policy date which is later than the Policy Release Date, your premium will be held in the general account until the policy date. Premium held in the Company's general account earns an interest rate set by the Company, but will not be less than 4.5% per year. When the Right to Return Policy Period ends, the premium, plus any interest credited by the Company, is allocated to the subaccounts of MONY Variable Account L or the Guaranteed Interest Account pursuant to your instructions. (See "Right to Examine a Policy -- Right to Return Policy Period," on page 29.)


  Policy Date

   The Company may approve the backdating of a policy. The policy may backdated for not more than 6 months (a shorter period is required in certain states) prior to the date of the application. Backdating can be to your advantage if it lowers the insured's issue age and results in lower cost of insurance rates. If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges for the backdating period. Extra charges equal the monthly deductions for the period that the policy date is backdated.

  Risk Classification

   Each insured is assigned to an underwriting (risk) class. Risk classes are used in calculating the cost of insurance and certain rider charges. In assigning insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method. This method may require a medical examination of the proposed insured. The Company may use other forms of underwriting when it is considered appropriate.

Right to Examine a Policy -- Right to Return Policy Period

   The Right to Return Policy Period runs for the later of (a) 10 days (or longer in certain states) after you receive the policy; (b) 45 days after the application is signed; or (c) 10 days after we mail or deliver a notice of withdrawal right. During this period, you may cancel the policy and receive a refund of the full amount of the premium paid.

Premiums

   The policy is a flexible premium policy. The policy provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion.

  Premium Flexibility

   The Company requires you to pay an amount equal to at least the Minimum Monthly Premium to put the policy in effect. If you want to pay premiums less often than monthly, the premium required to put the policy in effect is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of the scheduled premium payments. This Minimum Monthly Premium will be based upon:

      (1) The policy's Specified Amount,

      (2) Any riders added to the policy, and

      (3) Each insured's

          (a) Age,

          (b) Smoking status,


          (c) Gender (unless unisex cost of insurance rates apply, see "Monthly Deductions from Fund Value -- Cost of Insurance," page 49), and


          (d) Underwriting class.

   The Minimum Monthly Premium will be shown in the policy. Thereafter, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.


   The policy is guaranteed not to lapse during the first three policy years if on each monthly anniversary the conditions previously described in "Summary of the Policy" on page 1 are met. See also "Grace Period and Lapse," page 44.


  Scheduled Premium Payments

   When you apply for a policy, you determine a scheduled premium payment. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. You will receive a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at your option. The minimum scheduled premium payment equals the Minimum Monthly Premium multiplied by 12 divided by the scheduled premium payment frequency. Although reminder notices will be sent, you may not be required to pay scheduled premium payments.

   You must specify the subaccounts and/or Guaranteed Interest Account and the percentage of scheduled premium payments to be allocated to those subaccounts and/or Guaranteed Interest Account. If we do not receive a valid set of allocation instructions from you, scheduled premiums will be allocated to the Money Market Subaccount.

   You may elect to make monthly premium payments by electronic funds transfer program. Based on your policy date, up to two Minimum Monthly Premiums may be required to be paid in cash before premiums may be paid by electronic funds transfer to the Company. Paying premiums by electronic funds transfer requires you to authorize the Company to withdraw premiums from your checking account each month.


   Payment of the scheduled premium payments will not guarantee that your policy will remain in effect. (See "Grace Period and Lapse" in the Summary and on page 44.)


  Choice of Definition of Life Insurance

   Your policy offers two death benefit qualification tests, which we use to calculate the minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

   In general, you should choose the Cash Value Accumulation Test if you do not want to limit the amount of premiums you can pay into your policy. If you want to pay a premium that increases the net amount at risk, however, you need to provide us with satisfactory evidence of insurability before we can increase the death benefit.

   The minimum death benefit will generally be smaller under the Guideline Premium/Cash Value Corridor Test than under the Cash Value Accumulation Test resulting in a greater long-term Fund Value. The Guideline Premium/Cash Value Corridor Test can result in lower cost of insurance deductions in later years because the net amount at risk is lower.

  Cash Value Accumulation Test

   If you choose the Cash Value Accumulation Test, your policy's minimum death benefit is the minimum death benefit for your policy to qualify as life insurance under Section 7702 of the Internal Revenue Code.

   This test determines what the death benefit should be in relation to your policy's Fund Value. In general, as your policy's Fund Value increases, the death benefit must also increase to ensure that your policy qualifies as life insurance under the tax code.

   Under the test, a policy's death benefit must be large enough to ensure that its cash surrender value is never larger than the net single premium that's needed to fund future benefits under the policy. The net single premium under your policy varies according to the age, sex and risk class of the person insured by your policy. It's calculated using the guaranteed mortality charges and an interest rate that is the greater of 4% or the rate guaranteed in your policy at the time of issue. If the Cash Value Accumulation Test is selected, a table of death benefit percentages representing the net single premium will be in your policy.

  Guideline Premium/Cash Value Corridor Test

   If you choose the Guideline Premium/Cash Value Corridor Test, we calculate the minimum death benefit for your policy to qualify as life insurance (under
Section 7702 of the Internal Revenue Code) by multiplying your policy's Fund Value by a death benefit percentage.

   You'll find a table of death benefit percentages in Appendix A and in your policy. The death benefit percentage is based on the age of the person insured by the policy. It is 250% when the insured is age 40 or younger, and reduces as the person gets older.

   Under this test, the total premiums you pay less withdrawals cannot exceed your policy's guideline premium limit. You'll find a more detailed discussion of the guideline premium limit in "Federal Income Tax Considerations -- Definition of Life Insurance" on page 52.


  Modified Endowment Contracts


   The amount, frequency and period of time over which you pay premiums may affect whether your policy will be classified as a modified endowment contract. A modified endowment contract is a type of life insurance policy subject to different tax treatment than that given to a conventional life insurance policy. The difference in tax treatment occurs when you take certain pre-death distributions from your policy. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 54.


  Unscheduled Premium Payments


   Generally, you may make premium payments at any time and in any amount. However, if the premium payment you wish to make exceeds the Scheduled Premium payments for the policy, the Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable. An immediate increase would occur if the policy's death benefit exceeds the Specified Amount for the policy. The policy's death benefit would exceed the Specified Amount of the policy if your Fund Value multiplied by the death benefit percentage determined in accordance with the federal income tax law definition of life insurance exceeds the Specified Amount. See "Death Benefits Under the Policy," page 32 and "Federal Income Tax Considerations -- Definition of Life Insurance," page 52. However, such a premium may be accepted if you provide us with satisfactory evidence of insurability. If satisfactory evidence of insurability is not received the payment or a part of it may be returned. In addition, all or a part of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.


   Payments you send to us will be treated as premium payments, and not as repayment of Outstanding Debt, unless you request otherwise. If you request that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be treated as a premium payment. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy


   If you skip or stop paying premiums, the policy will continue in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for the policy, and (2) the charges for any optional insurance benefits added by rider. See "Grace Period and Lapse." page 44.


   Your policy is guaranteed to remain in effect as long as:

      (a) The Cash Value is greater than zero, or

      (b) During the first three policy years, the Minimum Monthly Premium requirements are satisfied, and if you increase the Specified Amount during the first three policy years the increased Minimum Monthly Premium requirements are satisfied for the remainder of the first three policy years.

   Generally, your policy remains in effect so long as your policy has Cash Value. Charges that maintain your policy are deducted monthly from Fund Value. The Cash Value of your policy is affected by,

      (1) the investment experience of any amounts in the subaccounts of MONY Variable Account L,

      (2) the interest earned in the Guaranteed Interest Account, and

      (3) the deduction from Fund Value of the various charges, costs, and expenses imposed by the policy provisions.

   This in turn affects the length of time your policy remains in force without the payment of additional premiums. Therefore, coverage will last as long as the Cash Value of your policy is sufficient to pay these charges. See "Grace Period and Lapse," page 44.


Allocation of Net Premiums

   Net premiums may be allocated to any of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages and no allocation may be for less than 5% of a net premium. Allocation percentages must sum to 100%.


   You may change the allocation of net premiums at any time by submitting a proper written request to the Company's home office at 1740 Broadway, New York, New York, 10019. In addition, you may make changes in net premium allocation instructions by telephone if a properly completed and signed telephone transfer authorization form or a policy application with the telephone authorization completed has been received by us at our Syracuse Operations Center at 1 MONY Plaza, Syracuse, New York, 13202. The Company may stop making available the ability to give net premium allocation instructions by telephone at any time, but it will give you notice before doing so if we have received your telephone transfer authorization form or a policy application with the telephone authorization completed. See "Telephone Transfer Privileges," page 66. Whether you give us instructions in writing or by telephone, the revised allocation percentages will be effective within seven days from receipt of notification.


   Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 5% limit on allocation percentages does not apply.

Death Benefits under the Policy

   When your policy is issued, the initial amount of insurance ("Specified Amount") is shown on the specification page of your policy. The minimum Specified Amount is $100,000.

   As long as the policy is in effect, the Company will, upon proof of death of the surviving insured, pay death benefit proceeds to a named beneficiary. Death benefit proceeds will consist of:

      (1) The policy's death benefit, plus

      (2) Any insurance proceeds provided by rider, less

      (3) Any Outstanding Debt (and, if in the Grace Period, less any overdue charges).

   If the death benefit proceeds are not paid by the end of 30 days from the date we receive proof of death of the last surviving insured, the Company will pay interest on the proceeds. The interest will be at the rate specified by the state in which the policy is delivered. Interest is payable from the date of death to the date of payment.

Death Benefit Options

   You may select one of two death benefit Options: Option 1 or Option 2. Generally, you designate the death benefit option in your application. If no option is designated, the Company assumes Option 2 has been selected. Subject to certain restrictions, you can change the death benefit option selected. As long as your policy is in effect, the death benefit under either option will never be less than the Specified Amount of your policy.

   Option 1 -- The death benefit equals the greater of:

      (a) The Specified Amount, or

      (b) Fund Value multiplied by a death benefit percentage.

   The death benefit percentages vary according to the age of the younger insured and will be at least equal to the percentage defined in the Internal Revenue Code. The Internal Revenue Code addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 52. The death benefit percentage under the Cash Value Accumulation Test is shown in the policy. The death benefit percentage under the Guideline Premium/Cash Value Corridor Test is 250% for insureds 40 or under, and it declines for older insureds. A table showing these death benefit percentages is in Appendix A to this prospectus and in your policy. If you seek to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, you should choose Option 1.


   Option 2 -- The death benefit equals the greater of:

      (a) The Specified Amount of the policy, plus the Fund Value, or

      (b) The Fund Value multiplied by a death benefit percentage.

   The Fund Value used in these calculations is determined as of the date of the insured's death. The death benefit percentage is the same as that used for Option 1 and is stated in Appendix A. The death benefit in Option 2 will always vary as Fund Value varies. If you seek to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

   The Fund Value used in these calculations is the value as of the date of the surviving insured's death.

  Examples of Options 1 and 2

   The following examples demonstrate the determination of death benefits under Options 1 and 2. The examples show three policies with the same Specified Amount, but Fund Values that vary as shown. It is assumed that both insureds are age 35, standard class, non-smoker at issue. It is also assumed that the last surviving insured (also the youngest insured) is age 70 when he or she dies and that there is no Outstanding Debt. The date of death is also assumed to be on a monthly anniversary day.

                         Cash Value Accumulation Test

                                                     Policy 1  Policy 2  Policy 3
                                                     --------  --------  --------
Specified Amount.................................... $100,000  $100,000  $100,000
Fund Value on Date of Last Surviving Insured's Death $ 35,000  $ 60,000  $ 90,000
Death Benefit Percentage............................    183.6%    183.6%    183.6%
Death Benefit under Option 1........................ $100,000  $110,160  $165,240
Death Benefit under Option 2........................ $135,000  $160,000  $190,000

Option 1, Policy 1:  The death benefit equals $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the death benefit percentage ($35,000 X 183.6% = $64,260).

Option 1, Policy 2 &
  3: The death benefit is equal to the Fund Value multiplied by the death benefit percentage since ($60,000 X 183.6% = $110,160 for Policy 2; $90,000 X 183.6% = $165,240 for
                     Policy 3) is greater than the Specified Amount ($100,000).

Option 2, Policy 1:  The death benefit equals $135,000 since the Specified
                     Amount plus the Fund Value ($100,000 + $35,000 = $135,000)
                     is greater than the Fund Value multiplied by the death benefit percentage ($35,000 X 183.6% = $64,260).

Option 2, Policy 2:  The death benefit equals the Specified Amount plus the
                     Fund Value ($100,000 + $60,000 = $160,000) since it is
                     greater than the Fund Value multiplied by the death benefit percentage ($60,000 X 183.6% = $110,160).

Option 2, Policy 3:  The death benefit equals the Specified Amount plus the
                     Fund Value ($100,000 + $90,000 = $190,000) since it is
                     greater than the Fund Value multiplied by the death benefit percentage ($90,000 X 183.6% = $165,240).

                  Guideline Premium/Cash Value Corridor Test

                                                     Policy 1  Policy 2  Policy 3
                                                     --------  --------  --------
Specified Amount.................................... $100,000  $100,000  $100,000
Fund Value on Date of Last Surviving Insured's Death $ 35,000  $ 60,000  $ 90,000
Death Benefit Percentage............................      115%      115%      115%
Death Benefit under Option 1........................ $100,000  $100,000  $103,500
Death Benefit under Option 2........................ $135,000  $160,000  $190,000

Option 1, Policy 1 &
  2: The death benefit equals $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the death benefit percentage ($35,000 X 115% = $40,250 for Policy 1; $60,000 X 115% =
                     $69,000 for Policy 2).

Option 1, Policy 3:  The death benefit is equal to the Fund Value multiplied by the death benefit percentage since ($90,000 X 115% = $103,500 for Policy 3) is greater than the Specified Amount ($100,000).

Option 2, Policy 1:  The death benefit equals $135,000 since the Specified
                     Amount plus the Fund Value ($100,000 + $35,000 = $135,000)
                     is greater than the Fund Value multiplied by the death benefit percentage ($35,000 X 115% = $40,250).

Option 2, Policy 2:  The death benefit equals the Specified Amount plus the
                     Fund Value ($100,000 + $60,000 = $160,000) since it is
                     greater than the Fund Value multiplied by the death benefit percentage ($60,000 X 115% = $69,000).

Option 2, Policy 3:  The death benefit equals the Specified Amount plus the
                     Fund Value ($100,000 + $90,000 = $190,000) since it is
                     greater than the Fund Value multiplied by the death benefit percentage ($90,000 X 115% = $103,500).

   The Company pays death benefit proceeds to a beneficiary in a lump sum or under a payment plan offered under the policy. The policy should be consulted for details.

  Changes in Death Benefit Option

   You may request that the death benefit option under your policy be changed from Option 1 to Option 2, or Option 2 to Option 1. You may make a change by sending a written request to the Company's administrative office. A change from Option 2 to Option 1 is made without providing evidence of insurability. A change from Option 1 to Option 2 will require that you provide satisfactory evidence of insurability. The effective date of a change requested between monthly anniversaries will be the next monthly anniversary day after the change is accepted by the Company.

   If you change from Option 1 to Option 2 your policy's Specified Amount is reduced by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. The total death benefit will not change immediately. The change to Option 2 will affect the determination of the death benefit from that point on. As of the date of the change, the Fund Value will be added to the new specified Amount. The death benefit will then vary with the Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

   If you change from Option 2 to Option 1, the Specified Amount of the policy will be increased by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. The total death benefit will not change immediately. The change to Option 1 will affect the determination of the death benefit from that point on. The death benefit will equal the Specified Amount (or if higher, the Fund Value multiplied by the death benefit percentage). The change to Option 1 will generally reduce the death benefit payable in the future.


   A change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk. Generally, the net amount at risk is the amount by which the death benefit exceeds Fund Value. See "Monthly Deductions from Fund Value -- Cost of Insurance," page 49. If the policy's death benefit is not based on the death benefit percentage under Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the insured's age.


Changes in Specified Amount

   You may request an increase or decrease in the Specified Amount under your policy subject to Company approval. A change in the Specified Amount may be made at any time after the policy is issued. Increases in Specified Amount are not permitted on or after the older insured's age 85. Increasing the Specified Amount will generally increase the policy's death benefit. Decreasing the Specified Amount will generally decrease the policy's death benefit. The amount of change in the death benefit depends on (1) the death benefit option chosen, and (2) whether the death benefit under the policy is being computed using the death benefit percentage at the time of change. Changing the Specified Amount could affect the subsequent level of policy values. For example, an increase in Specified Amount may increase the net amount at risk, which will increase your cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease your cost of insurance over time.

   To increase or decrease the Specified Amount, send a written application to the Company's administrative office. It will become effective on the monthly anniversary day on or next following the Company's acceptance of your request. If you are not the insured, the Company may also require the consent of the insured before accepting a request.

  Increases

   An increase of Specified Amount requires that additional, satisfactory evidence of insurability be provided to the Company. A request for an increase cannot be made after the policy anniversary on which the older insured attains age 85.


   When you request an increase in Specified Amount, a new "coverage segment" is created for which cost of insurance and other charges are computed separately. See "Charges and Deductions," page 47. In addition, the surrender charge associated with your policy will increase. The surrender charge for the increase is computed in a similar way as for the original Specified Amount. The Minimum Monthly Premium will also be adjusted. The adjustment will be done prospectively to reflect the increase. If the Specified Amount is increased when a premium payment is received, the increase will be processed before the premium payment is processed.


   If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated, (1) first to the original coverage segment, and (2) second to each coverage segment in order of the increases.

  Decreases

   Any decrease in Specified Amount (whether requested by you or resulting from a partial surrender or a death benefit option change) will be applied:

      (1) To reduce the coverage segments of Specified Amount associated with the most recent increases, then

      (2) To the next most recent increases successively, and last

      (3) To the original Specified Amount.

   A decrease will not be permitted if the Specified Amount would fall below $100,000.

   The Minimum Monthly Premium will not be adjusted for the decrease in the Specified Amount. If the Specified Amount is decreased when a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

   The Company reserves the right to reject a requested decrease. Decreases will not be permitted if:

      (1) Compliance with the guideline premium limitations under federal tax law resulting from the decrease would result in immediate termination of your policy, or

      (2) To effect the decrease, payments to you would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Cash Value of your policy.


   If a requested change is not approved, we will send you a written notice of our decision. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 52.


Other Optional Insurance Benefits


   Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. Optional insurance benefits are added when you apply for your policy. These other optional benefits are added to your policy by an addendum called a rider. As applicable, a charge is deducted monthly from the Fund Value for each optional benefit added to your policy. See "Charges and Deductions," page 47. You can cancel these benefits at any time. Certain restrictions may apply and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your policy's status as a modified endowment contract. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 54. An insurance agent authorized to sell the policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.


   From time to time we may make available riders other than those listed below. Contact an insurance agent authorized to sell the policy for a complete list of the riders available.

  Four Year Term Insurance Rider

   This benefit provides non-renewable, non-convertible term insurance. The insurance is payable if the second death occurs within the first four policy years. If the policy owner makes any changes to the Specified Amount, the amount of this rider will be adjusted.

  Waiver of Monthly Deduction Rider

   This rider provides for the waiver of certain charges while the insured has a covered disability and the policy is in effect. While the insured is disabled, no deductions are made for (1) monthly administrative charges, (2) per $1,000 Specified Amount charges, (3) cost of insurance charges, and rider charges. During this period the charges are waived and therefore not deducted from the Fund Value. The Minimum Monthly Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability.

Option to Split Policy

   This benefit provides that the policy may be split into two other individual life insurance policies within the 6 month period following business dissolution (if the insureds are employees of one organization at the time the policy is issued). Evidence of insurability at the time the option is exercised will not be required if as a result of a tax law change, but will be required in all other instances. Certain conditions, as described in the policy, must be met before this option can be exercised. This benefit is guaranteed by the Guaranteed Death Benefit Rider. There is no charge for this benefit. This benefit is not available in all states.

Benefits at Maturity


   If one or both of the insureds is living on the maturity date, the Company will pay to the policy owner, as an endowment benefit, the Cash Value of the policy. Ordinarily, the Company pays within seven days of the policy anniversary. Payments may be postponed in certain circumstances. See "Payments," page 62. Premiums will not be accepted, nor will monthly deductions be made, after the maturity date.


Policy Values

  Fund Value

   The Fund Value is the sum of the amounts under the policy held in each subaccount of MONY Variable Account L and any Guaranteed Interest Account. It also includes the amount set aside in the Company's Loan Account, and any interest, to secure Outstanding Debt.


   On each Business Day, the part of the Fund Value allocated to any particular subaccount is adjusted to reflect the investment experience of that subaccount. On each monthly anniversary day, the Fund Value also is adjusted to reflect interest on the Guaranteed Interest Account and the Loan Account and the assessment of the monthly deduction. See "Determination of Fund Value," below. No minimum amount of Fund Value allocated to a particular subaccount is guaranteed. You bear the risk for the investment experience of Fund Value allocated to the subaccounts.


  Cash Value

   The Cash Value of the policy equals the Fund Value less any surrender charge less any Outstanding Debt. Thus, the Fund Value exceeds your policy's Cash Value by the amount of the surrender charge and any Outstanding Debt. Once the surrender charge expires, the Cash Value equals the Fund Value less any Outstanding Debt.

Determination of Fund Value

   Although the death benefit under a policy can never be less than the policy's Specified Amount, the Fund Value will vary. The Fund Value varies depending on several factors:

  .  Payment of premiums.

  .  Amount held in the Loan Account to secure any Outstanding Debt.

  .  Partial surrenders.

  .  The charges assessed in connection with the policy.

  .  Investment experience of the subaccounts.

  .  Amounts credited to the Guaranteed Interest Account.

   There is no guaranteed minimum Fund Value (except to the extent that you have allocated net premium payments and cash values to the Guaranteed Interest Account) and you bear the entire risk relating to the investment performance of Fund Value allocated to the subaccounts.

   The Company uses amounts allocated to the subaccounts to purchase shares of the corresponding portfolios of the Funds. The values of the subaccounts reflect the investment experience of the corresponding portfolio. The investment experience reflects:

  .  The investment income.

  .  Realized and unrealized capital gains and losses.

  .  Expenses of a portfolio including investment adviser fees.

  .  Any dividends or distributions declared by a portfolio.

   Any dividends or distributions from any portfolio of the Funds are reinvested automatically in shares of the same portfolio. However, the Company, on behalf of MONY Variable Account L, may elect otherwise. The subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.


   Amounts allocated to the subaccounts are measured in terms of units. Units are a measure of value used for bookkeeping purposes. The value of amounts invested in each subaccount is represented by the value of units credited to the policy for that subaccount. (See "Calculating Unit Values for Each Subaccount," on page 39.) On any day, the amount in a subaccount of MONY Variable Account L is equal to the unit value times the number of units in that subaccount credited to the policy. The units of each subaccount will have different unit values.


   Units of a subaccount are purchased (credited) whenever premiums or amounts transferred (including transfers from the Loan Account) are allocated to that subaccount. Units are redeemed (debited) to:

  .  Make partial surrenders.

  .  Make full surrenders.

  . Transfer amounts from a subaccount (including transfers to the loan account).

  .  Pay the death benefit when the last surviving insured dies.

  .  Pay monthly deductions from the policy's Fund Value.

  .  Pay policy transaction charges.

  .  Pay surrender charges.

   The number of units purchased or redeemed is determined by dividing the dollar amount of the transaction by the unit value of the affected subaccount, computed after the close of business that day. The number of units changes only as a result of policy transactions or charges. The number of units credited will not change because of later changes in unit value.

   Transactions are processed when a premium or an acceptable written or telephone request is received at the Company's administrative office. If the premium or request reaches the administrative office on a day that is not a Business Day, or after the close of business on a Business Day (after 4:00 Eastern Time), the transaction date will be the next Business Day. All policy transactions are performed as of a Business Day. If a transaction date or monthly anniversary day occurs on a day other than a Business Day (e.g., Saturday), the calculations will be done on the next day that the New York Stock Exchange is open for trading.

Calculating Unit Values for Each Subaccount

   To determine the unit value of a subaccount on any Business Day, the Company takes the prior Business Day's Unit Value and multiplies it by the Net Investment Factor for the current Business Day. The Net Investment Factor is used to measure the investment performance of a subaccount from one Business Day to the next. The Net Investment factor for each subaccount equals:

      (1) the net asset value per share of each Fund held in the subaccount at the end of the current Business Day divided by

      (2) the net asset value per share of each Fund held in the subaccount at the end of the prior Business Day, minus

      (3) the daily mortality and expense risk charge and any other applicable charges adjusted for the number of days in the period.

The unit value of each subaccount on its first Business Day was set at $10.00.

Determining Fund Value



                                  [FLOW CHART]

Transfer of Fund Value


   You may transfer Fund Value among the subaccounts after the Right to Return Policy Period by sending a proper written request to the Company's administrative office. Transfers may be made by telephone if you have proper authorization. See "Telephone Transfer Privileges," page 66. Currently, there are no limitations on the number of transfers between subaccounts. There is also no minimum amount required: (1) to make a transfer, or (2) to remain in the subaccount after a transfer. You may not make a transfer if your policy is in the grace period and a payment required to avoid lapse is not paid. See "Grace Period and Lapse," page 44. No charges are currently imposed upon these transfers. However, the Company reserves the right to assess a $25 transfer charge in the future on policy transfers over 12 during any policy year, and to discontinue telephone transfers.



   After the Right to Return Policy Period, Fund Value may also be transferred from the subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the subaccounts will only be permitted in the policy month following a policy anniversary as described in "The Guaranteed Interest Account," page 59.


Right to Exchange Policy


   During the first 24 months following the policy date, you may exchange your policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the subaccounts of MONY Variable Account L is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your policy for the equivalent of a last survivor flexible premium universal life policy. See "The Guaranteed Interest Account," page 59. No charge is imposed on the transfer when you exercise the exchange privilege.


Option to Obtain Paid-Up Insurance

   You may change to guaranteed paid-up insurance on a policy anniversary. At that time, the Specified Amount will be reduced to an amount that the Cash Value will maintain in effect until the maturity date when applied as a net single premium. However, the maximum amount of Cash Value applied will not be greater than necessary to provide an amount at risk equal to the amount at risk immediately before this option becomes effective. Any Cash Value in excess of the amount applied will be refunded to you.

   The net single premium rates will be based on: (a) the 1980 CSO mortality tables Frasierized at the Insureds' gender and attained ages and classes of risk on the later of the policy date and the most recent increase in coverage under the policy; and (b) 4.5% interest. On and after the effective date, the Cash Value of the paid-up coverage will equal the present value of future guaranteed benefits based on the net single premium rates described above without regard to any loans.

   In order to obtain paid-up insurance, the Company must receive a written request 30 days prior to the policy anniversary date on which it becomes effective. The endorsement issued to reflect the change to paid-up insurance will show the reduced Specified Amount and the guaranteed Cash Value on the effective date and each policy anniversary thereafter.

   Once the paid-up insurance option is effective the following conditions apply:

      (1) It may not be revoked.

      (2) The Company will not accept any further premium.

      (3) No further optional policy changes may be made.

      (4) The policy may not be split.

      (5) Any surrender charge, loan balance and loan interest which existed immediately before the effective date will be set to zero.

      (6) Any partial surrender will result in a recalculation of the Specified Amount and Cash Value.

      (7) Any additional benefits provided by rider will terminate.

      (8) The death benefit will equal the reduced Specified Amount.

Policy Loans

   You may borrow money from the Company at any time using your policy as security for the loan. You take a loan by submitting a proper written request to the Company's administrative office. You may take a loan any time your policy has a positive Cash Value. The maximum amount you may borrow at any time is 90% of the Cash Value of your policy. (If you request a loan on a monthly anniversary day, the maximum loan is reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

   Loan interest is payable in arrears on each policy anniversary at an annual rate which varies by the number of years since your policy was issued. For the first ten policy years, the loan rate is 5.25%. After the tenth policy anniversary, the loan rate is 4.75%. Interest on the full amount of any Outstanding Debt is due on the policy anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

   You may repay all or part of the Outstanding Debt at any time while your policy is in effect. Only payments shown as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a scheduled premium payment. The payment will be subject to the rules on acceptance of premium payments.

   When you take a loan, an amount equal to the loan is transferred out of the subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. Within certain limits, you may specify the amount or the percentage of the loan amount to be deducted from the subaccounts and the Guaranteed Interest Account. The request for a loan will not be accepted if (1) you do not specify the source of the transfer, or (2) if the transfer instructions are incorrect. On each policy anniversary, an amount equal to the loan interest due and unpaid for the policy year will be transferred to the loan account. The transfer is made from the subaccounts and the Guaranteed Interest Account on a proportional basis.

   The Fund Value in the Loan Account in excess of the Outstanding Debt will be allocated to the Subaccounts and/or the Guaranteed Interest Account in a manner determined by us.

   The Loan Account is part of the Company's general account. Amounts held in the Loan Account are credited monthly with an annual rate of interest not less than 4.5%

   Loan repayments release funds from the Loan Account. Unless you request otherwise, amounts released from the Loan Account will be transferred into the subaccounts and Guaranteed Interest Account pursuant to your most recent valid allocation instructions for scheduled premium payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently. The treatment depends on (1) whether when the loan was made, Fund Values were transferred from the subaccounts or the Guaranteed Interest Account, and (2) whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the subaccounts and loan interest is capitalized, this excess offsets the amount that must be transferred from the subaccounts to the Loan Account on the policy anniversary. If the loan is from the Guaranteed Interest Account and loan interest is capitalized, this excess is allocated back to the Guaranteed Interest Account. The allocation back is on a monthly basis proportionately to all interest crediting generations from which the loan was taken.

   Amounts held in the Loan Account to secure Outstanding Debt forego the investment experience of the subaccounts and the current interest rate of the Guaranteed Interest Account. Thus Outstanding Debt, whether or not repaid, has a permanent effect on your policy values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of the death benefit upon the death of the last surviving insured, or the value paid upon surrender or maturity.

   Outstanding Debt may affect the length of time the policy remains in effect. After the third policy anniversary, your policy will lapse when:

      (1) Cash Value is insufficient to cover the monthly deduction against the policy's Fund Value on any monthly anniversary day, and

      (2) The minimum payment required is not made during the grace period.


   Moreover, the policy may enter the grace period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. Additional payments or repayments of a part of Outstanding Debt may be required to keep the Policy in effect. See "Grace Period and Lapse," page 44.



   A loan will not be treated as a distribution from your policy and will not result in taxable income to you unless your policy is a modified endowment contract. If your policy is a modified endowment contract, a loan will be treated as a distribution that may give rise to taxable income. If your policy lapses with an outstanding loan balance there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if (1) your policy lapses with an outstanding loan balance, and (2) it does not lapse under a non-forfeiture option, you can have ordinary income to the extent the outstanding loan exceeds your investment in the policy (i.e. generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Federal Income Tax Considerations," page 52.


Full Surrender

   You may fully surrender your policy at any time during the lifetime of either or both insureds. The amount received for a full surrender is the policy's Fund Value less (1) any surrender charge, and (2) any Outstanding Debt.


   You may surrender your policy by sending a written request together with the policy to the Company's administrative office. The proceeds will be determined as of the end of the valuation period during which the request for surrender is received. You may elect to (1) have the proceeds paid in cash, or (2) apply the proceeds under a payment plan offered under your policy. See "Payment Plan Settlement Provisions," page 62. For information on the tax effects of surrender of a policy, see "Federal Income Tax Considerations," page 52.


Partial Surrender

   With a partial surrender, you obtain a part of the Cash Value of your policy without having to surrender the policy in full. You may request a partial surrender at any time. The partial surrender will take effect on (1) the business day that we receive your request at our administrative office, or (2) on the next business day if that day is not a business day. There is currently no limit on the number of partial surrenders allowed in a policy year.

   A partial surrender must be for at least $500 (plus the applicable fee). In addition, your policy's Cash Value must be at least $500 after the partial surrender. If you have taken a loan on your policy, the amount of the partial surrender is limited so that the loan amount, after the partial surrender, is not greater than 90% of Cash Value after the partial surrender.

   You may make a partial surrender by submitting a proper written request to the Company's administrative office. As of the effective date of any partial surrender, your Fund Value and Cash Value are reduced by the amount surrendered (plus the applicable fee). You allocate an amount or percent of your Fund Value in the subaccounts and the Guaranteed Interest Account for your partial surrender. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any subaccount or the Guaranteed Interest

Account. Percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Fund Value in a subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the last surviving insured dies after the request for a partial surrender is sent to the Company and prior to it being effected, the amount of the partial surrender will be deducted from the death benefit proceeds. The death benefit proceeds will be determined taking into account the amount surrendered.


   When you make a partial surrender and you selected death benefit Option 1, the Specified Amount of your policy is decreased by the amount of the partial surrender (excluding its fee). If you selected death benefit Option 2, a partial surrender will not change the Specified Amount of your policy. However, if the death benefit is not equal to the Fund Value times a death benefit percentage, the death benefit will be reduced by the amount of the partial surrender. Under either death benefit Option, if the death benefit is based on the Fund Value times the applicable death benefit percentage, the death benefit may decrease by an amount greater than the partial surrender. See "Death Benefits under the Policy," page 32.


   There is a fee for each partial surrender of $10.


   For information on the tax treatment of partial surrenders, see "Federal Income Tax Considerations," page 52.


Grace Period and Lapse

   Your policy will remain in effect as long as:

      (1) It has a Cash Value greater than zero, and

      (2) You make any required additional premium payments during the 61-day Grace Period.

  Special Rule for First Three Policy Years

   During the first three policy years, your policy and any riders are guaranteed not to lapse if on each monthly anniversary day either:

  .  Your policy's Cash Value is greater than zero, or

  . The sum of the premiums paid minus all partial surrenders (excluding related fees), minus any Outstanding Debt, is greater than or equal to

  . The Minimum Monthly Premium times the number of months your policy has been in effect.

   If the insufficiency occurs at any other time, your policy may be at risk of lapse.

   To avoid lapse if the Cash value is insufficient to pay the current Monthly Deduction, you must pay the necessary amount during the grace period. When an insufficiency occurs, you may also be required to pay any unpaid, loan interest accrued for the policy year. The interest amount will also have to be paid prior to the end of the grace period.

   We will reject any payment if it means your total premium payments will exceed the maximum permissible premium for your policy's Specified Amount under the Internal Revenue Code. This may happen when you have Outstanding Debt. In this event, you could repay enough of the Outstanding Debt to avoid termination. You may also wish to repay an additional part of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, we will not reject any premium payments necessary to prevent lapse of your policy.

   If the Cash Value of your policy will not cover the entire monthly deduction on a monthly anniversary day, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment necessary to keep your policy in effect. You will then have a grace period of 61 days, from the date the notice was sent, to make the payment. During the first three policy years, if the Cash Value of the policy is less than zero, you must pay:

      (1) The Minimum Monthly Premium not paid, plus

      (2) One succeeding Minimum Monthly Premium.

   After the third policy anniversary, the payment required is:

      (1) The monthly deduction not paid, plus

      (2) Two succeeding monthly deductions plus the amount of the deductions from premiums for various taxes and sales charges.


   (See "Charges and Deductions -- Deductions from Premiums," page 48). The policy will remain in effect through the grace period. If you fail to make the necessary payment within the grace period, your coverage under the policy will end and your policy will lapse. Necessary premium payments made during the grace period will be allocated among the subaccounts and the Guaranteed Interest Account. The allocation is made in according to your current scheduled premium payment allocation instructions. Any monthly deduction due will be charged proportionately to the subaccounts and the Guaranteed Interest Account. If the last surviving insured dies during the grace period, the death benefit proceeds will equal:


      (1) The amount of the death benefit immediately prior to the start of the grace period, reduced by

      (2) Any unpaid monthly deductions and any Outstanding Debt.

  Reinstatement

   We will reinstate a lapsed policy at any time:

      (1) Before the maturity date, and

      (2) Within five years after the monthly anniversary day which precedes the start of the grace period.

   To reinstate a lapsed policy we must also receive:

      (1) A written application from you

      (2) Evidence of insurability of both insureds that is satisfactory to us

      (3) Payment of all monthly deductions that were due and unpaid during the grace period

      (4) Payment of an amount at least sufficient to keep your policy in effect for one month after the reinstatement date

      (5) Payment or reinstatement of any debt on the policy anniversary at the start of the grace period

      (6) Payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate that applies to policy loans on the date of reinstatement

   When your policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse subject to the following:

      (1) The surrender charge will be equal to the surrender charge that would have existed had your policy been in effect since the original policy date.

      (2) The Fund Value will be reduced by the decrease, if any, in the surrender charge during the period that the policy was not in effect.

      (3) Any Outstanding Debt on the date of lapse will be reinstated.

      (4) Any net premium paid for reinstatement will also be reinstated.

      (5) No interest on amounts held in our loan account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly anniversary day on or preceding the date of approval by us. At that time, the Fund Value minus, if applicable, Outstanding Debt will be allocated among the subaccounts and the Guaranteed Interest Account pursuant to your most recent scheduled premium payment allocation instructions.

                            CHARGES AND DEDUCTIONS

   The following chart summarizes the current charges and deductions under the policy:


----------------------------------------------------------------------------------------------------------

                                        Deductions from Premiums
----------------------------------------------------------------------------------------------------------
Sales Charge -- Varies based on policy year. It is a First 10 policy years -- 6% of premiums paid up to
% of premium paid                                    target premium and 2% if premium paid in excess
                                                     of target premium.
                                                     Years 11 and later -- 2% of all premiums.
----------------------------------------------------------------------------------------------------------
Tax Charge                                           State and local -- 0.8%
                                                     Federal -- 1.25%
----------------------------------------------------------------------------------------------------------

                              Daily Deduction from MONY Variable Account L
----------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge -- Maximum
Annual Rate                                          .35% of subaccount value (0.000959% daily)
----------------------------------------------------------------------------------------------------------

                                   Monthly Deductions from Fund Value
----------------------------------------------------------------------------------------------------------
Cost of Insurance Charge                             Current cost of insurance rate x net amount at risk
                                                     at the beginning of the policy month
----------------------------------------------------------------------------------------------------------
Administrative Charge -- Monthly                     $7.50
----------------------------------------------------------------------------------------------------------
Monthly per $1,000 Specified Amount Charge           See Appendix B. This charge applies for the first 10
Based on issue age of the younger insured,           policy years (or for 10 years from the date of any
Specified Amount and smoking Status                  increase in Specified Amount)
----------------------------------------------------------------------------------------------------------
Optional Insurance Benefits Charge
Monthly Deduction for any other optional insurance   As applicable.
Benefits added by rider
----------------------------------------------------------------------------------------------------------
Transactions and Other Charges
- Partial Surrender Fee                              $10
- Transfer of Fund Value (at Company's Option)       $25 maximum per transfer over 12(1)
----------------------------------------------------------------------------------------------------------
Surrender Charge                                     See discussion of Surrender Charge on page 50 for
Grades from 100% to 0 over 11 years based on a       grading schedule.
schedule. Factors per $1,000 of Specified Amount
vary based on issue age, gender, and underwriting
class
----------------------------------------------------------------------------------------------------------

/(1)/ Currently no charge on any transfers.

   The following provides additional details of the deductions from premium payments under a policy prior to allocating net premium payments to the subaccounts of MONY Variable Account L or to the Guaranteed Interest Account and of the deductions from MONY Variable Account L and from the policy's Fund Value.

Deductions from Premiums

   Deductions are made from each premium payment prior to applying the net premium payment to the Fund Value.

Sales Charge -- This charge varies based on a target premium. The target premium is actuarially determined based upon the Specified Amount of the policy and the age, gender, underwriting class and smoking status of each of the insureds. The target premium is established at issue, and will be adjusted if the Specified Amount is increased or decreased. The charge is a percent of each premium paid.

                First 10 policy years -- 6% of premiums paid up to target premium and
                2% of premium paid in excess of target premium in that year.

                Years 11 and later -- 2% of all premiums.

   You should refer to your policy to determine the amount of the target premium.

   The sales charge compensates us for the cost of distributing the policies. This charge is not expected to be enough to cover sales and distribution expenses for the policies. To the extent that sales and distribution expenses exceed sales charges, amounts derived from surrender charges will be used. Expenses in excess of the sales and surrender charges may be recovered from other charges, including amount indirectly derived from the charge for mortality and expense risks and mortality gains.

Tax Charge -- State and local premium tax -- currently 0.8%; Federal tax for deferred acquisition costs of the Company -- currently 1.25%

   All states levy taxes on life insurance premium payments. These taxes vary from state to state and may vary from jurisdiction to jurisdiction within a state. For policyholders resident in New York, the Company currently deducts an amount equal to 0.8% of each premium to pay applicable premium taxes. Currently, these taxes range from 0% to 4%. The 0.8% current deduction is the actual premium tax imposed by the State of New York. We do not expect to profit from this charge.

   The 1.25% current charge against each premium covers our estimated cost for the Federal income tax treatment of deferred acquisition costs. This is determined solely by the amount of life insurance premiums received. We believe this charge is reasonable in relation to our increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments.

   We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

Daily Deduction From MONY Variable Account L

   A charge is deducted daily from each subaccount of MONY Variable Account L for the mortality and expense risks assumed by the Company.

Mortality and Expense Maximum of .000959% of the amount in the subaccount, which is
  Risk Charge --      equivalent to an annual rate of .35% of subaccount value.

   This charge compensates us for assuming mortality and expense risks under the policies. The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the policy will not be enough to meet our actual claims. We assume an expense risk that other expenses incurred in issuing and administering the policies and operating MONY Variable Account L will be greater than the amount estimated when setting the charges for these expenses. We will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the policies. We may use this profit for other purposes. These purposes may include any distribution expenses not covered by the sales charge or surrender charge.

   This charge is not assessed against the amount of the policy Fund Value that is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

Monthly Deductions from Fund Value

   A charge called the Monthly Deduction is deducted from the Fund Value on each monthly anniversary day. The Monthly Deduction consists of the following items:

Cost of Insurance -- This charge compensates us for the anticipated cost of paying death benefits in excess of Fund Value to insureds' beneficiaries. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the policy at the beginning of each policy month.
                     Here, net amount at risk equals the death benefit payable at the beginning of the policy month less the Fund Value at that time.

   The policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables. Where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table D applies.) These rates are based on the age and underwriting class of each insured. They are also based on the gender of the insured, but unisex rates are used where appropriate under applicable law. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates. We may change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of each insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the age of each insured.

   If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Fund Value will first be applied to the initial Specified Amount. If the Fund Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the death benefit equals the Fund Value multiplied by the applicable death benefit percentage, any increase in Fund Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a later decrease in Specified Amount).

Administrative Charge -- $7.50 per month

   This charge reimburses us for expenses associated with administration and maintenance of the policies. The charge is guaranteed never to exceed $7.50. We do not expect to profit from this charge.

Monthly per $1,000 Specified This charge applies for the first 10 years following the issuance of the
  Amount Charge --           policy or an increase in the Specified Amount. The charge is made per
                             $1,000 of Specified Amount based on issue age of the younger insured, smoking status and Specified Amount. The monthly per $1,000 factors are shown in Appendix B.


Optional Insurance Benefits A monthly deduction for any other optional insurance benefits added to
  Charge --                 the policy by rider.

Surrender Charge --         The Company will assess a surrender charge against Fund Value upon a surrender of the policy. The surrender charge is based on a factor per
                            $1,000 of initial Specified Amount (or upon an increase in Specified amount) and grades from 100% to zero over 11 years based on a schedule.
                            The factors per $1,000 vary by issue age, gender, and underwriting class.
                            The grading percentages (as shown below) vary based on number of full years since the Policy was issued (or since the increase in Specified
                            Amount). The maximum level of surrender charge is $53.31 per $1,000 of
                            Specified Amount.



                   Policy Year                    Percent
----------------------------------------------------------
                        1                           100%
----------------------------------------------------------
                        2                            90
----------------------------------------------------------
                        3                            80
----------------------------------------------------------
                        4                            70
----------------------------------------------------------
                        5                            60
----------------------------------------------------------
                        6                            50
----------------------------------------------------------
                        7                            40
----------------------------------------------------------
                        8                            30
----------------------------------------------------------
                        9                            20
----------------------------------------------------------
                       10                            10
----------------------------------------------------------
                  11 and later                        0

Surrender Charge

   The surrender charge is a contingent deferred load. It is a contingent load because it is assessed only if the policy is surrendered or if the policy lapses. It is a deferred load because it is not deducted from the premiums paid. The purpose of the surrender charge is to reimburse us for some of the expenses of distributing the policies.

Effect of Changes in      The surrender charge will increase when a new coverage segment of
  Specified Amount on the Specified Amount is created due to a requested increase in coverage. The
  Surrender Charge --     surrender charge related to the increase will be computed in the same manner as the surrender charge for the original Specified Amount. It will reduce over the 11-year period following the increase. The new surrender charge for the policy will equal:

                          (1) The remaining part of the surrender charge for the original Specified
                          Amount, plus

                          (2) The surrender charge related to the increase.

                          Decreases in Specified Amount have no effect on surrender charges.

Corporate Purchasers

   The policy is available for purchase by individuals, trusts, corporations and other organizations. Corporate or other group or sponsored arrangements purchasing one or more policies may receive a reduction in charges. The Company may reduce the amount of the sales charge, surrender charge, or other charges where the expenses associated with the policy or policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

Transaction and Other Charges

  .  Partial Surrender Fee -- $10

  .  Transfer of Fund Value -- $25 (at option of the Company) currently $0

   The partial surrender fee is guaranteed not to exceed $10. Currently, we do not charge for transfers of Fund Value between the subaccounts. However, we reserve the right to assess a $25 charge on transfers over 12 during any policy year. This would include telephone transfers, if we permit them.


   We may charge the subaccounts for federal income taxes that are incurred by us and are attributable to MONY Variable Account L and its subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes," page 56.


   We will bear the direct operating expenses of MONY Variable Account L. The subaccounts purchase shares of the corresponding portfolio of the underlying Fund. The Fund's expenses are not fixed or specified under the terms of the policy.

Guarantee of Certain Charges

   We guarantee that certain charges will not increase. This includes:

      (1) Mortality and expense risk charge.

      (2) Administrative charge.

      (3) Per $1,000 Specified Amount charge.

      (4) Sales charge.

      (5) Guaranteed cost of insurance rates.

      (6) Surrender charge.

      (7) Partial surrender fee.

   Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made based on the class of the insured. Changes will be based on changes in:

      (1) Future expectations with respect to investment earnings,

      (2) Mortality,

      (3) Length of time policies will remain in effect,

      (4) Expenses, and

      (5) Taxes.

   In no event will they exceed the guaranteed rates defined in the policy.

                               OTHER INFORMATION

Federal Income Tax Considerations

   The following provides a general description of the federal income tax considerations relating to the policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Special rules that are not discussed here may apply in certain situations. We make no representation as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations of the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules that we describe here or that relate directly or indirectly to life insurance policies. Our comments do not take into account any state or local income tax considerations that may be involved in the purchase of the policy.

  Definition of Life Insurance

   Under section 7702 of the Internal Revenue Code (the "Code"), a policy will be treated as a life insurance policy for federal tax purposes if (a) a policy is considered to be life insurance under applicable law and (b) one of two alternate tests are met. The two alternative tests are:

      (1) "Cash Value Accumulation Test"

      (2) "Guideline Premium/Cash Value Corridor Test"

   When you apply for a policy you will irrevocably choose which of these two tests will be applied to your policy.

   If your policy is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things:

      (1) A maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium," and

      (2) A minimum ongoing "corridor" of death benefit in relation to the Fund Value of the policy, known as the "death benefit percentage."

See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors. If your policy is tested under the Cash Value Accumulation Test, a table of factors will be shown in your policy.

   We believe that the policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101 (a) (1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the policy until a full surrender, maturity of the policy, or a partial surrender. In addition, certain policy loans may be taxable in the case of policies that are modified endowment contracts. Prospective policy owners that intend to use policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Tax Treatment of Policies

   The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, which if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract.

Example: "Seven-pay" premium = $1,000
        Maximum premium to avoid "modified endowment" treatment =
        First year -- $1,000
        Through first two years -- $2,000
        Through first three years -- $3,000 etc.

Under this test, a policy may or may not be a modified endowment contract. The outcome depends on the amount of premiums paid during each of the policy's first seven contract years. Changes in benefits may require testing to determine if the policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a conventional life insurance contract.

  Conventional Life Insurance Policies

   If a policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a policy for its Cash Value, the excess if any, of the Cash Value plus Outstanding Debt minus the cost basis under a policy will be treated as ordinary income for federal income tax purposes. A policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 policy years is paid out of the income of the policy and therefore subject to income tax. Cash distributed to a policy owner on partial surrenders occurring more than 15 years after the policy date will be taxable as ordinary income to the policy owner to the extent that it exceeds the cost basis under a policy.

   We believe that loans received under policies that are not modified endowment contracts will be treated as indebtedness of the owner. Thus, no part of any loan under the policy will constitute income to the owner until the policy matures, unless the policy is surrendered before it matures. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the policy owner. If, for example, an individual who uses the proceeds of a loan for business or investment purposes, may be able to deduct all or part of the interest expense. Generally, if an individual uses the policy loan for personal purposes, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a policy loan or other indebtedness) also may be subject to other limitations.

   For example, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt where:

  . The interest is paid (or accrued by an accrual basis taxpayer) on a loan under a policy, and

  . The policy covers the life of an officer, employee, or person financially interested in the trade or business of the policy owners.

Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

   Pre-death distributions from modified endowment contracts may result in taxable income. Upon full surrender or maturity of the policy, the policy owner would recognize ordinary income for federal income tax purposes. Ordinary income will equal the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the policy. (The investment in the policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) Upon partial surrenders and policy loans the policy owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the policy. The amount allocated to income is the amount by which the Fund Value of the policy exceeds investment in the policy immediately before distribution. The tax law provides for aggregation of two or more policies classified as modified endowment contracts if:

      (1) The policies are purchased from any one insurance company (including the Company), and

      (2) The purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

   Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received:

      (1) When the taxpayer is at least 59 1/2 years old;

      (2) Which is attributable to the taxpayer becoming disabled; or

      (3) Which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed, cover pre-death distributions received in anticipation of the policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the policy being classified as a modified endowment contract.


   It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, its deductibility will be subject to the same limitations as conventional life insurance contracts (see "Federal Income Tax Considerations -- Conventional Life Insurance Policies," page 53.)


  Reasonableness Requirement for Charges

   The tax law also deals with allowable mortality costs and other expenses used in the calculations to determine whether a contract qualifies as life insurance for income tax purposes. For policies entered into on or after October 21, 1988, the calculations must be based upon, (1) reasonable mortality charges, and (2) other charges reasonably expected to be paid. The Treasury Department is expected to declare regulations governing reasonableness standards for mortality charges. We believe our mortality costs and other expenses used in these calculations meet the current requirements. It is possible that future regulations will contain standards that would require us to modify our mortality charges for these calculations. We reserve the right to make modifications to retain the policy's qualification as life insurance for federal income tax purposes.

  Riders, Policy Changes, and Transfers

   Certain benefits permit the splitting of the policy into two other individual policies upon business dissolution. The splitting of a policy could have adverse tax consequences. Consequences include, but are not limited to, the recognition of taxable income in an amount up to any gain in the policy at the time of the split.

   In order for the Beneficiary to receive certain tax treatment discussed in the previous sections above, the policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. To qualify the policy as life insurance for tax purposes the Company may:

  .  Make changes in the policy or Riders, or

  .  Make distributions from the policy to the extent considered necessary.

   Any such change will uniformly apply to all policies that are affected. The policy owner will be given advance notice of such changes.

   Special tax rules may apply to the transfer of ownership of a policy. Consult a qualified tax adviser before any transfer of the policy.

  Other Employee Benefit Programs

   Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, to provide for employee benefits. These policy owners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law. The lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes. It may also affect the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The policy owner's legal advisor should be consulted to address these issues.

  Diversification Requirements

   To comply with regulations under Section 817(h) of the Code, each portfolio is required to diversify its investments. Generally, on the last day of each quarter of a calendar year,

      (1) No more than 55% of the value of the portfolio's assets can be represented by any one investment,

      (2) No more than 70% can be represented by any two investments,

      (3) No more than 80% can be represented by any three investments, and

      (4) No more than 90% can be represented by any four investments.

   Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent guaranteed and insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, as applicable.

   Currently, for federal income tax purposes, the portfolio shares underlying the policies are owned by the Company and not by you or any beneficiary. However, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Other

   Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the jurisdiction and the circumstances of each owner or beneficiary.

   For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               The Company Does Not Make Any Guarantee Regarding
                         The Tax Status Of Any Policy

Charge for Company Income Taxes

   For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if:

      (1) The tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be,

      (2) There are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or

      (3) There is a change in the Company's tax status.

   Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for any such taxes attributable to the Account.

Voting of Fund Shares

   Based on its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the subaccounts. We will exercise such rights at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. Our exercise of these voting rights will be based on instructions received from persons having the voting interest in corresponding subaccounts of MONY Variable Account L. We may elect to vote the shares of the Funds in our own right if:

      (1) The Investment Company Act of 1940 or any regulations thereunder is amended, or

      (2) The present interpretation of the Act should change, and

      (3) As a result we determine that it is permitted to vote the shares of the Funds in our own right.

   The person having the voting interest under a policy is the policy owner. Unless otherwise required by applicable law, a policy owner will have the right to instruct for the number of votes of any portfolio determined by dividing his or her Fund Value in the subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number policy owner votes will be determined as of the date set by the Company. However, such date will not be more than 90 days prior to the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the Securities and Exchange Commission, the Company reserves the right to determine the voting rights in a different fashion. Voting instructions may be cast in person or by proxy.

   If the Company does not receive voting instructions from the policy owner on time, the Company will vote his or her votes. The Company will vote in the same proportion as voting instructions received on time for all policies participating in that subaccount. The Company will also exercise the voting rights from assets in each subaccount, which are not otherwise attributable to policy owners. These votes will be exercised in the same proportion as the voting instructions that are received on time for all policies participating in that subaccount. Generally, the Company will vote any voting rights attributable to shares of portfolios of the Funds held in its General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by MONY Variable Account L and other separate accounts of the Company.

Disregard of Voting Instructions

   The Company may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by policy owners in the investment policy or the investment adviser (or portfolio manager) of a portfolio. The Company's disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on the Company. If Company does disregard voting instructions; a summary of that action and the reasons for such action will be included in the next report to policy owners.

Report to Policy Owners

   A statement will be sent at least annually to each policy owner setting forth:

      (1) A summary of the transactions which occurred since the last statement, and

      (2) Indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt.

   In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the subaccounts, and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

   Each policy owner will also receive an annual and a semiannual report containing financial statements for MONY Variable Account L and the Funds. The Funds' statement will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

Substitution of Investments and Right to Change Operations

   The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by or may be purchased by MONY Variable Account L or any of its other separate accounts. The Company may substitute shares of another portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the policies if:

      (1) Shares of any or all of the portfolios of the Funds should no longer be available for investment or,

      (2) In the judgment of the Company's management, further investment in shares of any or all portfolios of the Funds should become inappropriate in view of the purposes of the policies.

   Where required, the Company will not substitute any shares attributable to a policy owner's interest in MONY Variable Account L without notice, policy owner approval, or prior approval of the Securities and

Exchange Commission. The Company will also follow the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Superintendent of Insurance of the State of New York.

   The Company also reserves the right to establish additional subaccounts of MONY Variable Account L. Each additional subaccount would invest in (1) a new portfolio of the Funds, or (2) in shares of another investment company, a portfolio thereof, or (3) another suitable investment vehicle, with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   If a substitution or change is made, the Company may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If the Company considers it to be in the best interests of persons having voting rights under the policies, MONY Variable Account L may:

      (1) Be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law,

      (2) Be deregistered under that Act if such registration is no longer required, or

      (3) Be combined with other separate accounts of the Company or an affiliate thereof.

   Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of MONY Variable Account L.

Changes to Comply with Law

   The Company reserves the right to make any change without consent of policy owners to the provisions of the policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation. Federal and State laws include but not limited to requirements for life insurance contracts under the Internal Revenue Code, and regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

   We may advertise the performance of MONY Variable Account L subaccounts. We will also report performance to policy owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

   Performance information may show the change in a policy owner's Fund Value in one or more subaccounts, or as a change in a policy owner's death benefit. Performance information may be expressed as a change in a policy owner's Fund Value over time or in terms of the average annual compounded rate of return on the policy owner's Fund Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular subaccount of the MONY Variable Account L over certain periods of time that will include one, five and ten years, or from the commencement of operation of the subaccount of the MONY Variable Account L if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account deduction of the surrender charge.

   Performance information for MONY Variable Account L may be compared, in advertisements, sales literature, and reports to policy owners to:

      (1) Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

      (2) The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

   Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

   Performance information for any subaccount of MONY Variable Account L reflects only the performance of a hypothetical policy whose Fund Value is allocated to MONY Variable Account L during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY Variable Account L invests. The market conditions during the given period of time should not be considered as a representation of what may be achieved in the future.

   We may also use non-standard performance in cases where we add new subaccounts which purchase shares of underlying funds in existence prior to the formation of such subaccounts. In such cases we will use the historical performance of the underlying fund with the current expenses of the applicable subaccount under the policy.

                        THE GUARANTEED INTEREST ACCOUNT

   You may allocate all or a portion of your net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the policy.

General Description

   Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in MONY Variable Account L and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

   You may elect to allocate net premiums to the Guaranteed Interest Account, MONY Variable Account L, or both. You may also transfer Fund Value from the subaccounts of MONY Variable Account L to the Guaranteed Interest Account or from the Guaranteed Interest Account to the subaccounts. The Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.) Prior to the beginning of each calendar month, an interest rate will be declared. The declared rate will apply to premium payments and transfers into the Guaranteed Interest Account made during the calendar month. The calendar year and month the payment or transfer is made determines the "generation" of such monies. The current interest will be credited from the date of the payment or transfer for a period of 12 months beginning the first day of the monthly generation to which the payment or transfer is assigned. After the first 12 months, a renewal interest rate will be declared for a new 12-month period. At the end of the renewal period all monies will earn an interest rate which is declared monthly and applies for a one-month period.

   The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

Death Benefit


   The death benefit under the policy will be determined in the same fashion if you have Fund Value in the Guaranteed Interest Account or Fund Value in the subaccounts. The death benefit under Option 1 will be equal to the Specified Amount of the Policy or, if greater, Fund Value on the date of death of the last surviving insured multiplied by a death benefit percentage. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy plus the Fund Value or, if greater, Fund Value on the date of death of the last surviving insured multiplied by a death benefit percentage. See "Death Benefits under the Policy," page 32.


Policy Charges

   Deductions from premium, monthly deductions from the Fund Value, and surrender charges will be the same if you allocate net premiums or transfer Fund Value to the Guaranteed Interest Account or allocate net premiums to the subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 of Specified Amount charge, the charge for any optional insurance benefits added by Rider, and the surrender charge. Fees for partial surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

   You will not directly or indirectly pay charges applicable to the portfolios, including the operating expenses of the portfolios, and the investment advisory fee charged by the portfolio managers if your Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that you will not participate in the investment experience of the subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

Transfers

   Amounts may be transferred after the Right to Return Policy Period from the subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the subaccounts, subject to the following limitations.

  . Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

  . Transfers from the Guaranteed Interest Account to the subaccounts are limited to one in any policy year.

  . Transfers from the Guaranteed Interest Account may only be made during the time period which begins on the policy anniversary and which ends 30 days after the policy anniversary.

   If the transfer request is received on the policy anniversary, it will be processed as of the policy anniversary. If the transfer request is received within 30 days after the policy anniversary, the transfer will be effective as of the close of business on the day received if it is a Business Day. If it is not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the policy anniversary will be considered received on the policy anniversary. Any transfer requests received at other times will not be honored, and will be returned to the policy owner.

   Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future on transfers over 12 during any policy year.

Surrenders and Policy Loans


   You may also make full surrenders and partial surrenders from the Guaranteed Interest Account to the same extent as if you had invested in the subaccounts. See "Full Surrender," page 43 and "Partial Surrender", page 43. Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the policy.


                             MORE ABOUT THE POLICY

Ownership

   The policy owner is the individual named as such in the application or in any later change shown in the Company's records. While either or both of the insureds is living, the policy owner alone has the right to receive all benefits and exercise all rights that the policy grants or the Company allows.

  Joint Owners

   If more than one person is named as policy owner, they are joint owners. Any policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

Beneficiary

   The beneficiary is the individual named as such in the application or any later change shown in the Company's records. The policy owner may change the beneficiary at any time during the life of the insured by written request on forms provided by the Company. The Company must receive the request at its administrative office. The change will be effective as of the date this form is signed. Contingent and/or concurrent beneficiaries may be designated. The policy owner may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent. Unless otherwise provided, if no designated beneficiary is living upon the death of the last surviving insured, the policy owner or the policy owner's estate is the beneficiary.

   The Company will pay the death benefit proceeds to the beneficiary. Unless otherwise provided, the beneficiary must be living when the last surviving insured dies to receive the proceeds.

  The Policy

   This Policy is a contract between the policy owner and the Company. The entire contract consists of the policy, a copy of the initial application, all subsequent applications to change the policy, any endorsements, all riders, and all additional policy information sections (specification pages) added to the policy.

Notification and Claims Procedures

   Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the policy be returned for any policy change or upon its surrender.

   If the last surviving insured dies while the policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the beneficiary and the last surviving insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the insured, including but not limited to medical records of physicians and hospitals used by the insured.

Payments

   Within seven days after the Company receives all the information needed for processing a payment, the Company will:

      (1) Pay death benefit proceeds,

      (2) Pay the Cash Value on surrender, partial surrenders and loan proceeds based on allocations made to the subaccounts, and

      (3) Effect a transfer between subaccounts or from the Variable Account to the Guaranteed Interest Account.

   However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the subaccounts if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

Payment Plan/Settlement Provisions

   Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured. Death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 per payment or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

Payment in Case of Suicide

   If either insured dies by suicide, (1) while sane or insane, (2) within two years from the policy date or reinstatement date, the Company will limit the death benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an insured dies by suicide, (1) while sane or insane, (2) within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

   This provision may not be applicable in all states.

Assignment


   You may assign your policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's administrative office. The assignment will be effective only when recorded by the Company. An assignment does not change the ownership of the policy. However, after an assignment, the rights of any policy owner or beneficiary will be subject to the assignment. The entire policy, including any attached payment option or rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this policy grants except (a) the right to change the policy owner or beneficiary, and (b) the right to elect a payment option. Assignment of a policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations", page 52.)


Errors on the Application

   If the age or gender of an insured has been misstated, the death benefit under this policy will be the greater of:

      (1) What would be purchased by the most recent cost of insurance charge at the correct age and gender, or


      (2) The death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct age and gender. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Monthly Deductions from Fund Value -- Cost of Insurance," page 49.


Incontestability

   The Company may contest the validity of this policy if any material misstatements are made in the application. However, the policy will be incontestable as follows:

      (1) The initial Specified Amount cannot be contested after the policy has been in force during an insured's lifetime for two years from the policy date; and

      (2) An increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an insured's lifetime for two years from its effective date.

   This provision may not be applicable in all states.

Policy Illustrations

   Upon request, the Company will send you an illustration of future benefits under the policy based on both guaranteed and current cost assumptions.

Distribution of the Policy

   MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, is principal underwriter (distributor) of the policies. MSC is a New York corporation organized on September 26, 1969. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

   Except where MSC has authorized other broker/dealers to sell the policies (as described in the preceding paragraph), compensation payable for the sale of the policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most 50 percent of premiums paid up to a maximum amount.

Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.15 percent of the Fund Value of the policy (excluding the Loan Account). Upon any subsequent increase in Specified Amount, commissions will equal at most 50 percent of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

   In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                            MORE ABOUT THE COMPANY

Management

   The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company is 1740 Broadway, New York, New York 10019.

   Current Officers and Directors are:

Name                                Position and Offices with Depositor
----                                -----------------------------------
Tom H. Barrett..... Director since 1990. Partner in American Industrial Partners, a private investment partnership since 1992.
David L. Call...... Director since 1993. Ronald P. Lynch Dean Emeritus, Cornell
                    University, College of Agriculture and Life Sciences since 1995 and
                    Dean of said College prior to that time.
G. Robert Durham... Director since 1990. Retired from Walter Industries, Inc., a home building and financing, natural resources and industrial
                    manufacturing company in 1996 after serving as Chairman of the
                    Board and Chief Executive Officer since 1991.
James B. Farley.... Director since 1988. Retired from MONY Life Insurance Company in 1994 after serving as Chairman of the Board from 1993 and
                    Chairman of the Board and Chief Executive Officer since 1991.
Robert Holland, Jr. Director since 1990. President and Chief Executive Officer of
                    WorkPlace Integrators, an office furniture manufacturing company, since 1996. Chief Executive Officer of Ben & Jerry's Homemade,
                    Inc., an ice cream company from 1995. Chairman of the Board of
                    Gilreath Manufacturing Company, a plastic injection molding manufacturing company from 1990 to 1991.
James L. Johnson... Director since 1986. Chairman Emeritus of GTE Corporation, a telecommunications company, having served as Chairman and Chief
                    Executive Officer from 1988 to 1992.
Frederick W. Kanner Director since March 2000. Partner at Dewey Ballantine LLP since
                    1979, and an Associate of said firm prior to that time.
Robert R. Kiley.... Director since 1995. President and Chief Executive Officer of the
                    New York City Partnership and Chamber of Commerce, Inc. since
                    1995. Principal of Kohlberg & Co. since 1994.

Name                             Position and Offices with Depositor
----                             -----------------------------------
Jane C. Pfeiffer.. Director since 1988. Ms. Pfeiffer is an independent management consultant.
Thomas C. Theobald Director since 1990. Managing director, William Blair Capital
                   Partners, L.L.C., an investment firm since 1994. Chairman of the
                   Board of Continental Bank from 1987 to 1994.

   All of the officers have held their respective positions listed below for five or more years. Current Officer -- Directors of the Company are:

Name                               Position and Offices with Depositor
----                               -----------------------------------
Michael I. Roth..... Director, Chairman and Chief Executive Officer
Samuel J. Foti...... Director, President and Chief Operating Officer
Kenneth M. Levine... Director, Executive Vice President and Chief Investment Officer
Lee M. Smith........ Corporate Secretary and Vice President, Government Relations
Richard E. Connors.. Senior Vice President
Richard Daddario.... Executive Vice President and Chief Financial Officer
Phillip A. Eisenberg Senior Vice President and Chief Actuary
David V. Weigel..... Treasurer

   No officer or director listed above receives any compensation from MONY Variable Account L. The Company or any of its affiliates has paid no separately allocable compensation to any person listed for services rendered to the Account.

   Mr. Roth is Chairman of the Board and Chief Executive Officer (since August
1998) and Director (since September 1997) of The MONY Group, Inc. Chairman of the Board and Chief Executive Officer (since July 1991) and Director (since June 1991) of MONY Life Insurance Company of America. Director of MONY subsidiaries: 1740 Advisers, Inc. (since December 1992), MONY Benefits Management Corp. (since March 1999). Serves on the board of directors of the American Council of Life Insurance, The Life Insurance Council of New York, Enterprise Foundation (a charitable foundation which develops housing not affiliated with the Enterprise Group of Funds), Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc., Lincoln Center for the Performing Arts Leadership Committee, Life Office Management Association, New York City Partnership and Chamber of Commerce, and Committee for Economic Development. Also serves as Chairman of the Board of Insurance Marketplace Standards Association.

   Mr. Foti is President and Chief Operating Officer (since August 1998) and Director (since September 1997) of The MONY Group, Inc. President and Chief Operating Officer of MONY Life Insurance Company of America (since February
1994) and Director (since September 1989). Director of MONY subsidiaries: MONY Brokerage, Inc. (since January 1990), MONY International Holdings, Inc. (since October 1994), MONY Life Insurance Company of the Americas, Ltd. (since December 1994). Serves on the board of directors of Enterprise Group of Funds, Inc., Enterprise Accumulation Trust and The American College of which he is Chairman.

   Mr. Levine is Executive Vice President and Chief Investment Officer (since August 1998) and Director (since September 1997) of The MONY Group Inc. Chairman of the Board (since December 1991) and President (since June 1992) of MONY Series Fund, Inc. Director of MONY subsidiaries: MONY Life Insurance Company of America (since July 1991), 1740 Advisers, Inc. (since December
1989), MONY Benefits Management Corp. (since October 1991), MONY Realty Partners, Inc. (since October 1991) and 1740 Ventures, Inc. (since October
1991).

   Mr. Daddario is Executive Vice President and Chief Financial Officer (since August 1998) of The MONY Group, Inc. Vice President and Controller of MONY Life Insurance Company of America (since September 1989). Director of MONY subsidiaries: MONY International Holdings, Inc. (since 1998), MONY Brokerage, Inc. (since June 1997) and MONY Life Insurance Company of the Americas, Ltd. (since December 1997).

   Mr. Eisenberg is Vice President and Actuary (since November 1992) and Director of MONY Life Insurance Company of America. Director of MONY subsidiary: MONY Benefits Management Corp. (since March 1999).

   Mr. Smith is Vice President and Secretary (since September 1999) of The MONY Group Inc. Vice President -- Government Relations and Industry Affairs.

   Mr. Connors is Director of MONY Life Insurance Company of America (since June 1994). Director of MONY subsidiary: MONY Brokerage, Inc. (since May 1994).

   Mr. Weigel is Vice President -- Treasurer of The MONY Group Inc. (since August 1998). Treasurer of MONY Life Insurance Company of America (since July
1991).

State Regulation

   The Company is subject to the laws of the State of New York governing insurance companies and to regulation by the Superintendent of Insurance of New York. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Superintendent of Insurance of New York and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Superintendent of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

Telephone Transfer Privileges

   You may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. The telephone allocation and transfer privileges may also be elected by completing the telephone authorization section on the policy application. The Company may record all or part of any telephone conversation with respect to transfer and allocation instructions. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any valuation date will be effected as of the end of that valuation date in accordance with your instructions, subject to the limitations stated in this prospectus (presuming that the Right to Return Policy Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

   The Company has adopted guidelines (which it believes to be reasonable) relating to telephone transfers and allocation instructions. These guidelines, among other things, outline procedures to be followed which are designed to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and you will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions if such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form or a policy application with the telephone authorization completed must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

Legal Proceedings

   There are no legal proceedings pending to which MONY Variable Account L is a party, or which would materially affect MONY Variable Account L.

Legal Matters

   Legal matters have been passed on by Arthur D. Woods, Vice
President-Variable Products and Broker-Dealer Operations Counsel of MONY Life Insurance Company, in connection with:

      (1) The issue and sale of the policies described in this prospectus,

      (2) The organization of the Company,

      (3) The Company's authority to issue the policies under New York law, and

      (4) The validity of the forms of the policies under New York law.

   Robert Levy, Vice President -- Chief Tax and Benefits Counsel of MONY Life Insurance Company has passed upon legal matters relating to the federal income tax laws.

Registration Statement

   A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

Independent Accountants

   The audited financial statements for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

Financial Statements

   The audited financial statements of the Company are set forth herein.

   The financial statements of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS



                                                                                                                 Page
                                                                                                                 ----
With respect to MONY Variable Account L:
 No financial statements for MONY Variable Account L are included because although the MONY Variable
   Account L commenced operations in 1990, the subaccounts available to policyholders had not commenced operations as of December 31, 2001.
With respect to MONY Life Insurance Company:
 Unaudited interim condensed consolidated balance sheets as of September 30, 2001 and December 31, 2000.........  F-2
 Unaudited interim condensed consolidated statements of income and comprehensive income for the three-month periods ended September 30, 2001 and 2000....................................................................  F-3
 Unaudited interim condensed consolidated statements of income and comprehensive income for the nine-month periods ended September 30, 2001 and 2000....................................................................  F-4
 Unaudited interim condensed consolidated statement of changes in shareholder's equity for the nine-month period ended September 30, 2001.....................................................................................  F-5
 Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September
   30, 2001 and 2000............................................................................................  F-6
 Notes to unaudited interim condensed consolidated financial statements.........................................  F-7
 Report of Independent Accountants.............................................................................. F-18
 Consolidated balance sheets as of December 31, 2000 and 1999................................................... F-19
 Consolidated statements of income and comprehensive income for the years ended December 31, 2000,
   1999 and 1998................................................................................................ F-20
 Consolidated statements of changes in shareholder's equity for the years ended December 31, 2000,
   1999 and 1998................................................................................................ F-21
 Consolidated statements of cash flows for the years ended December 31, 2000, 1999 and 1998..................... F-22
 Notes to consolidated financial statements..................................................................... F-23

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

            UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

                As of September 30, 2001 and December 31, 2000

                                                                            September 30, December 31,
                                                                                2001          2000
                                                                            ------------- ------------
                                                                                 ($ in millions)
                                  ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value...............   $ 6,787.5    $ 6,693.0
 Equity securities available-for-sale, at fair value.......................       308.7        328.6
 Mortgage loans on real estate.............................................     1,814.5      1,754.7
 Policy loans..............................................................     1,244.8      1,264.6
 Real estate to be disposed of.............................................       167.7        171.3
 Real estate held for investment...........................................        56.1         40.7
 Other invested assets.....................................................       142.1        100.0
                                                                              ---------    ---------
                                                                               10,521.4     10,352.9
                                                                              ---------    ---------
Cash and cash equivalents..................................................       436.3        499.5
Accrued investment income..................................................       193.1        188.8
Amounts due from reinsurers................................................       591.5        598.0
Premiums receivable........................................................        12.6         13.6
Deferred policy acquisition costs..........................................     1,152.8      1,209.7
Other Assets...............................................................       552.6        544.0
Assets transferred in Group Pension Transaction (Note 5)...................     4,811.8      4,927.7
Separate account assets....................................................     4,767.0      5,868.1
                                                                              ---------    ---------
       Total assets........................................................   $23,039.1    $24,202.3
                                                                              =========    =========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits.....................................................   $ 7,844.6    $ 7,794.5
Policyholders' account balances............................................     2,265.2      2,191.3
Other policyholders' liabilities...........................................       302.7        295.9
Amounts due to reinsurers..................................................        74.6         85.6
Accounts payable and other liabilities.....................................       572.4        631.6
Short term debt............................................................                     52.3
Long term debt.............................................................       216.9        217.0
Current federal income taxes payable.......................................       105.4        120.4
Deferred Federal Income Taxes..............................................       147.0         24.7
Liabilities transferred in Group Pension Transaction (Note 4)..............     4,742.3      4,897.2
Separate account liabilities...............................................     4,764.3      5,865.3
                                                                              ---------    ---------
       Total liabilities...................................................    21,035.4     22,175.8
                                                                              ---------    ---------
Commitments and contingencies (Note 5)
Common stock, $1.0 par value; 2.5 million shares authorized and outstanding         2.5          2.5
Capital in excess of par...................................................     1,628.6      1,628.6
Retained earnings..........................................................       310.7        382.4
Accumulated other comprehensive income.....................................        61.9         13.0
                                                                              ---------    ---------
       Total shareholders' equity..........................................     2,003.7      2,026.5
                                                                              ---------    ---------
       Total liabilities and shareholders' equity..........................   $23,039.1    $24,202.3
                                                                              =========    =========

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
                                    INCOME

         For the Three-month Periods Ended September 30, 2001 and 2000

                                                          2001    2000
                                                         ------  ------
                                                         ($ in millions)
Revenues:
Premiums................................................ $162.0  $162.5
Universal life and investment-type product policy fees..   50.1    51.2
Net investment income...................................  169.6   225.5
Net realized gains on investments.......................    0.5    22.9
Group Pension Profits (Note 4)..........................    8.0    10.8
Other income............................................   31.3    52.3
                                                         ------  ------
                                                          421.5   525.2
                                                         ------  ------
Benefits and Expenses:
Benefits to policyholders...............................  203.9   194.0
Interest credited to policyholders' account balances....   27.9    28.9
Amortization of deferred policy acquisition costs.......   32.9    30.7
Dividends to policyholders..............................   54.5    61.0
Other operating costs and expenses......................  100.6   109.4
                                                         ------  ------
                                                          419.8   424.0
                                                         ------  ------
(Loss)/Income before income taxes and extraordinary item    1.7   101.2
Income tax benefit/(expense)............................   (2.3)  (33.6)
                                                         ------  ------
(Loss)/Income before extraordinary item.................   (0.6)   67.6
Extraordinary loss, net of tax..........................     --     1.0
                                                         ------  ------
Net (loss)/income.......................................   (0.6)   66.6
Other comprehensive income, net.........................   52.9    34.7
                                                         ------  ------
Comprehensive income.................................... $ 52.3  $101.3
                                                         ======  ======


See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
                                    INCOME

         For the Nine-month Periods Ended September 30, 2001 and 2000

                                                             2001             2000
                                                           --------         --------
                                                       ($ in millions, except share data
                                                            and per share amounts)
Revenues:
Premiums.............................................. $  500.5          $  504.0
Universal life and investment-type product policy fees    152.1             157.0
Net investment income.................................    534.7             808.3
Net realized gains on investments.....................      6.0              32.6
Group Pension Profits (Note 4)........................     27.2              29.0
Other income..........................................    125.7             174.0
                                                           --------         --------
                                                        1,346.2           1,704.9
                                                           --------         --------
Benefits and Expenses:
Benefits to policyholders.............................    596.1             577.1
Interest credited to policyholders' account balances..     83.2              83.1
Amortization of deferred policy acquisition costs.....     98.4             105.4
Dividends to policyholders............................    169.7             170.9
Other operating costs and expenses....................    332.4             383.0
                                                           --------         --------
                                                        1,279.8           1,319.5
                                                           --------         --------
Income before income taxes and extraordinary item.....     66.4             385.4
Income tax expense....................................     23.1             131.3
                                                           --------         --------
Income before extraordinary item......................     43.3             254.1
Extraordinary loss, net of tax........................       --             (37.7)
                                                           --------         --------
Net income............................................     43.3             216.4
Other comprehensive income, net.......................     48.9               8.9
                                                           --------         --------
Comprehensive income.................................. $   92.2          $  225.3
                                                           ========         ========


See accompanying notes to Unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'
                                    EQUITY

                  Nine-month Period Ended September 30, 2001

                                                           Accumulated
                                      Capital In              Other         Total
                               Common Excess of  Retained Comprehensive Shareholders'
                               Stock     Par     Earnings    Income        Equity
                               ------ ---------- -------- ------------- -------------
                                                  ($ in millions)
Balance, December 31, 2000....  $2.5   $1,628.6  $ 382.4      $13.0       $2,026.5
Dividend Payable..............                    (115.0)                   (115.0)
Comprehensive income:
 Net income...................                      43.3                      43.3
 Other comprehensive income(1)                                 48.9           48.9
                                                              -----       --------
Comprehensive income..........                                                92.2
                                ----   --------  -------      -----       --------
Balance, September 30, 2001...  $2.5   $1,628.6  $ 310.7      $61.9       $2,003.7
                                ====   ========  =======      =====       ========




See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             Nine-month Periods Ended September 30, 2001 and 2000

                                                                                                   2001      2000
                                                                                                 --------  ---------
                                                                                                   ($ in millions)
Net cash (used in)/provided by operating activities............................................. $  (38.6) $   (26.8)
Cash flows from investing activities:
Sales, maturities or repayment of:
 Fixed maturities securities....................................................................  1,027.9      815.9
 Equity securities..............................................................................     36.8      318.2
 Mortgage loans on real estate..................................................................    201.1      418.5
 Real estate....................................................................................     15.9      102.8
 Policy loans, net..............................................................................     19.8        8.2
 Other invested assets..........................................................................      3.3        1.6
Acquisitions of investments:
 Fixed maturities securities....................................................................   (877.4)    (783.7)
 Equity securities..............................................................................    (25.0)     (98.2)
 Mortgage loans on real estate..................................................................   (271.3)    (329.3)
 Real estate....................................................................................    (63.7)     (38.4)
 Other invested assets..........................................................................    (36.8)     (37.9)
 Other, net.....................................................................................       --     (150.0)
 Property, plant and equipment, net.............................................................    (27.9)     (28.9)
                                                                                                 --------  ---------
Net cash provided by/(used in) investing activities............................................. $    2.7  $   198.8
                                                                                                 --------  ---------
Cash flows from financing activities:
Issuance of debt................................................................................       --         --
Repayments of debt..............................................................................     (0.1)    (284.3)
Receipts from annuity and universal life policies credited to policyholder's account balances(1)    889.2    1,870.6
Return of policyholder account balances on annuity and universal life policies(1)...............   (775.6)  (1,883.6)
Capital Contribution............................................................................    (25.8)      65.0
Dividends Payable...............................................................................   (115.0)     (75.0)
Long Term Borrowing.............................................................................       --      215.0
                                                                                                 --------  ---------
Net cash (used in) financing activities.........................................................    (27.3)     (92.3)
                                                                                                 --------  ---------
Net (decrease)/increase in cash and cash equivalents............................................    (63.2)      79.7
Cash and cash equivalents, beginning of period..................................................    499.5      343.8
                                                                                                 --------  ---------
Cash and cash equivalents, end of period........................................................ $  436.3  $   423.5
                                                                                                 ========  =========

----------
(1)Includes exchanges to a new FPVA product series.

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. Organization and Description of Business:

   On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc. ("MONY Group"), a Delaware corporation organized on June 24, 1997. In connection with the Plan, MONY established a Closed Block ("Closed Block") to fund the guaranteed benefits and dividends of certain participating insurance policies, and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY. Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offering") of approximately 12.9 million shares of its common stock and MONY changed its name to MONY Life Insurance Company. The shares of common stock issued in the Offering are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned policyholders. As used in these financial statements, the "Company" shall be a reference to MONY Life and its direct and indirect subsidiaries; and the "Transaction" shall be a collective reference to the Plan and Offerings.

   The Company provides life insurance, annuities, mutual funds, brokerage, asset management, business and estate planning, and trust services to individual and institutional clients.

   The Company distributes its products and services primarily through its career agency sales force and various complementary distribution channels. Complementary distribution includes: (i) sales of mutual funds by Enterprise Capital Management, a Company subsidiary, through third-party broker dealers,
(ii) sales of Protection Products sold by U.S. Financial Life Insurance Company ("USFL"), also a Company subsidiary, through brokerage general agencies, (iii) sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and (iv) sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

2. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented in conformity with GAAP. These statements should be read in conjunction with the consolidated financial statements of the MONY Group for the year ended December 31, 2000, which are presented in MONY Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 ("MONY Group's 2000 Annual Report"). The results of operations for the three-month and nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the amounts presented for the comparative prior periods to conform those periods to the current presentation.

  New Accounting Pronouncements

   On December 26, 2000 the American Institute of Certified Public Accountants issued Statement of Position 00-3, Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and For Certain Long-Duration Participating Contracts ("SOP 00-3"). SOP 00-3 provides guidance with respect to accounting for Demutualizations and requires, among other things, that (i) Closed Block assets, liabilities, revenues, and expenses should be displayed in financial statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block, and (ii) Demutualization

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

expenses be classified as a single line item within income from continuing operations. The guidance in SOP 00-3 requires restatement of financial statements presented for years prior to its issuance and is effective for fiscal years beginning after December 15, 2000, except as it pertains to demutualization expenses which was effective immediately upon its issuance. The financial statements herein reflect the adoption of SOP 00-3. Accordingly, the consolidated statements of income and comprehensive income and balance sheets presented herein for the three-month and nine-month periods ended September 30, 2000 have been restated from those previously reported in the prior year to conform the presentation thereof to that required by SOP 00-3.

   In the first quarter of 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship, if any, that exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 133 did not have a significant affect on the Company's financial position or results of operations.

   In September 2000, the FASB issued SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125 ("SFAS 140"). SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements did not have a significant impact on the Company's consolidated financial position or results of operations.

   In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 addresses the financial accounting and reporting for all business combinations. This statement requires that all business combinations be accounted for under the purchase method of accounting and abolishes the use of the pooling-of-interest method, requires separate recognition of intangible assets that can be identified and named, and expands required disclosures. All of the Company's past business combinations have been accounted for under the purchase accounting method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement has no effect on the financial position or results of operations of the Company.

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement addresses (i) how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and (ii) how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS 142, Company's will no longer amortize goodwill on a straight-line basis over a predetermined period of time. SFAS 142 requires companies to evaluate recoverability of goodwill at least annually, and more frequently if events and circumstances indicate that goodwill may not be recoverable. FAS 142 requires amortization of identified intangibles with finite useful lives over their expected useful lives. This statement is effective for fiscal years beginning after December 15, 2001. The Company is in the process of evaluating the effect of SFAS 142 on its financial position and results of operations, but does not expect it to have an adverse material effect.

3. Segment Information:

   For management and reporting purposes, the Company's business is organized in two principal operating segments, the "Protection Products" segment and the "Accumulation Products" segment. Substantially all of the Company's other business activities are combined and reported in the "Other Products" segment.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


   Products comprising the Protection Products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor whole life, last survivor universal life, last survivor variable universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits derived therefrom (see Note 4), (ii) the Closed Block assets and liabilities, as well as all the related revenues and expenses relating thereto.

   The Accumulation Products segment primarily includes flexible premium variable annuities, single premium deferred annuities, single premium immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products.

   The Company's Other Products segments primarily consists of an insurance brokerage operation, a securities broker-dealer and certain lines of insurance business no longer written by the Company (the "run-off businesses"). The insurance brokerage operation provides the Company's career agency sales force with access to variable life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. MSC is a securities broker dealer that transacts customer trades primarily in securities and mutual funds. In addition to selling the Company's Protection and Accumulation Products, MSC provides the Company's career agency distribution system access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The run off businesses primarily consist of group life and health business as well as group pension business that was not included in the Group Pension Transaction (see
Note 4).

   Amounts reported as "reconciling amounts" in the table below primarily relate to: (i) contracts issued by the Company relating to its employee benefit plans and, (ii) assets, liabilities, revenues and expenses of the MONY Group.

   Set forth in the following table is certain financial information with respect to the Company's operating segments as well as amounts not allocated to the segments as of September 30, 2001 and December 31, 2000 and for each of the three-month and nine-month periods ended September 30, 2001 and 2000.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


                     Segment Summary Financial Information

                                                                         For the        For the
                                                                       Three-month    Nine-month
                                                                      Periods Ended  Periods Ended
                                                                      September 30,  September 30,
                                                                      -------------- -------------
                                                                       2001    2000   2001   2000
                                                                      ------  ------ ------ ------
                                                                            ($ in millions)
Premiums:
Protection Products.................................................. $159.1  $160.3 $490.5 $497.2
Accumulation Products................................................    1.0      --    3.4    0.4
Other Products.......................................................    1.9     2.2    6.6    6.4
                                                                      ------  ------ ------ ------
                                                                      $162.0  $162.5 $500.5 $504.0
                                                                      ======  ====== ====== ======
Universal life and investment-type product policy fees:
Protection Products.................................................. $ 38.4  $ 33.8 $110.0 $102.3
Accumulation Products................................................   12.5    17.3   42.0   53.8
Other Products.......................................................   (0.8)    0.1    0.1    0.9
                                                                      ------  ------ ------ ------
                                                                      $ 50.1  $ 51.2 $152.1 $157.0
                                                                      ======  ====== ====== ======
Net investment income and net realized gains (losses) on investments:
Protection Products.................................................. $139.4  $197.9 $442.9 $657.6
Accumulation Products................................................   18.7    30.4   59.2  106.6
Other Products.......................................................    4.0    17.7   17.3   63.9
Reconciling amounts..................................................    8.0     6.9   21.3   12.8
                                                                      ------  ------ ------ ------
                                                                      $170.1  $252.9 $540.7 $840.9
                                                                      ======  ====== ====== ======
Other income: (1)
Protection Products.................................................. $  2.3  $ 15.6 $ 27.9 $ 46.7
Accumulation Products................................................   23.5    29.8   76.7   92.5
Other Products.......................................................   12.9    16.2   43.9   60.3
Reconciling amounts..................................................    0.6     1.5    4.4    3.5
                                                                      ------  ------ ------ ------
                                                                      $ 39.3  $ 63.1 $152.9 $203.0
                                                                      ======  ====== ====== ======
Amortization of deferred policy acquisition costs:
Protection Products.................................................. $ 25.7  $ 23.9 $ 80.9 $ 84.0
Accumulation Products................................................    7.2     6.8   17.5   21.4
                                                                      ------  ------ ------ ------
                                                                      $ 32.9  $ 30.7 $ 98.4 $105.4
                                                                      ======  ====== ====== ======
Benefits to policyholders: (2)
Protection Products.................................................. $206.8  $196.8 $604.2 $581.6
Accumulation Products................................................   17.7    16.4   50.1   53.4
Other Products.......................................................    5.7     7.8   18.6   19.5
Reconciling amounts..................................................    1.6     1.9    6.4    5.7
                                                                      ------  ------ ------ ------
                                                                      $231.8  $222.9 $679.3 $660.2
                                                                      ======  ====== ====== ======

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

                                              For the       For the
                                            Three-month    Nine-month
                                           Periods Ended Periods Ended
                                           September 30, September 30,
                                           ------------- --------------
                                           2001    2000   2001    2000
                                           -----  ------ ------  ------
                                                 ($ in millions)
        (Loss)/Income before income taxes:
        Protection Products............... $ 8.6  $ 68.1 $ 56.0  $262.2
        Accumulation Products.............   0.7    27.7   25.6    90.2
        Other Products....................  (8.5)    3.5  (15.1)   32.9
        Reconciling amounts...............   0.9     1.9   (0.1)    0.1
                                           -----  ------ ------  ------
                                           $ 1.7  $101.2 $ 66.4  $385.4
                                           =====  ====== ======  ======

                                                As of        As of
                                            September 30, December 31,
                                                2001          2000
                                            ------------- ------------
                                                 ($ in millions)
         Assets: (3)
         Protection Products (4)...........   $16,316.9    $16,239.1
         Accumulation Products.............     4,716.1      5,593.5
         Other Products....................       961.6      1,060.7
         Reconciling amounts...............     1,044.5      1,309.0
                                              ---------    ---------
                                              $23,039.1    $24,202.3
                                              =========    =========
         Deferred policy acquisition costs:
         Protection Products...............   $ 1,013.7    $ 1,064.3
         Accumulation Products.............       139.1        145.4
                                              ---------    ---------
                                              $ 1,152.8    $ 1,209.7
                                              =========    =========
         Policyholders liabilities:
         Protection Products (5)...........   $10,368.4    $10,290.7
         Accumulation Products.............     1,075.3      1,060.0
         Other Products....................       370.4        381.4
         Reconciling amounts...............        17.4         17.7
                                              ---------    ---------
                                              $11,831.5    $11,749.8
                                              =========    =========
         Separate account liabilities: (3)
         Protection Products (6)...........   $ 3,809.5    $ 3,939.5
         Accumulation Products.............     3,161.2      4,072.9
         Other Products....................       429.9        499.5
         Reconciling amounts...............       661.0        770.1
                                              ---------    ---------
                                              $ 8,061.6    $ 9,282.0
                                              =========    =========

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

----------
(1)Includes Group Pension Profits revenues and other income.
(2)Includes benefits to policyholders and interest credited to policyholders' account balances.
(3)Each segment includes separate account assets in an amount equal to the corresponding liability reported.
(4)Includes assets transferred in the Group Pension Transaction of $4,811.8 million and $4,927.7 million as of September 30, 2001 and December 31, 2000, respectively (see Note 4).
(5)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,418.9 million and $1,468.1 million as of September 30, 2001 and December 31, 2000, respectively (see Note 4).
(6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,297.2 million and $3,416.7 million as of September 30, 2001 and December 31, 2000 respectively (see Note 4).

   The following is a summary of premiums and universal life and investment-type product policy fees by product for the three and nine-month periods ended September 30, 2001 and 2000, respectively.

                                                        Three-month Period   Nine-month Period
                                                        Ended September 30, Ended September 30,
                                                        ------------------- -------------------
                                                          2001       2000     2001      2000
                                                         ------     ------   ------    ------
                                                                    ($ in millions)
Premiums:
Individual life........................................ $159.0     $160.2   $490.2    $496.8
Group insurance........................................    1.9        2.2      6.6       6.4
Disability income insurance............................    0.1        0.1      0.3       0.4
Other..................................................    1.0        0.0      3.4       0.4
                                                         ------     ------   ------    ------
       Total........................................... $162.0     $162.5   $500.5    $504.0
                                                         ======     ======   ======    ======
Universal life and investment-type product policy fees:
Universal life......................................... $ 18.1     $ 16.9   $ 53.8    $ 50.8
Variable universal life................................   17.9       14.3     49.1      43.2
Group universal life...................................    2.4        2.6      7.1       8.3
Individual variable annuities..........................   12.5       17.3     42.0      53.8
Individual fixed annuities.............................   (0.8)       0.1      0.1       0.9
                                                         ------     ------   ------    ------
       Total........................................... $ 50.1     $ 51.2   $152.1    $157.0
                                                         ======     ======   ======    ======

4. The Group Pension Transaction:

   The following sets forth certain summarized financial information relating to the Group Pension Transaction (as defined in the notes to the audited consolidated financial statements included in MONY Group's 2000 Annual Report) as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the existing deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and
(iii) the components of revenue and expense comprising the Group Pension Profits (as defined in the notes to the audited consolidated financial statements included in MONY Group's 2000 Annual Report):

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

                                                                                                     As of        As of
                                                                                                 September 30, December 31,
                                                                                                     2001          2000
                                                                                                 ------------- ------------
                                                                                                      ($ in millions)
Assets:
General Account
 Fixed Maturities: available for sale, at estimated fair value (amortized cost; $1,375.4 million
   and $1,420.8 million, respectively)..........................................................   $1,413.9      $1,419.0
 Mortgage loans on real estate..................................................................       28.7          47.5
 Cash and cash equivalents......................................................................       49.9          18.5
 Accrued investment income......................................................................       22.1          26.0
                                                                                                   --------      --------
   Total general account assets.................................................................    1,514.6       1,511.0
Separate account assets.........................................................................    3,297.2       3,416.7
                                                                                                   --------      --------
       Total assets.............................................................................   $4,811.8      $4,927.7
                                                                                                   ========      ========
Liabilities:
General Account (1)
 Policyholders' account balances................................................................   $1,418.9      $1,468.1
 Other liabilities..............................................................................       26.2          12.4
                                                                                                   --------      --------
   Total general account liabilities............................................................   $1,445.1      $1,480.5
Separate account liabilities (2)................................................................   $3,297.2      $3,416.7
                                                                                                   --------      --------
       Total Liabilities........................................................................   $4,742.3      $4,897.2
                                                                                                   ========      ========

----------
(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $72.2 million and $74.2 million as of September 30, 2001 and December 31, 2000, respectively.
(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $11.4 million and $14.7 million as of September 30, 2001 and December 31, 2000, respectively.

                                                    For the Three-month For the Nine-month
                                                       Periods Ended      Periods Ended
                                                       September 30,      September 30,
                                                    ------------------- ------------------
                                                      2001      2000      2001     2000
                                                      -----     -----    -----    ------
                                                               ($ in millions)
Revenues:
Product policy fees................................ $ 4.8     $ 7.4     $14.3    $ 19.4
Net investment income..............................  25.0      27.8      78.0      86.2
Net realized gains (losses) on investments.........   1.3       1.0       4.9       1.6
                                                      -----     -----    -----    ------
   Total Revenues..................................  31.1      36.2      97.2     107.2
                                                      -----     -----    -----    ------
Benefits and Expenses:
Interest Credited to policyholders account balances  19.1      21.7      56.2      64.9
Other operating costs and expenses.................   4.0       3.7      13.8      13.3
                                                      -----     -----    -----    ------
   Total benefits and expenses.....................  23.1      25.4      70.0      78.2
                                                      -----     -----    -----    ------
   Group Pension Profits........................... $ 8.0     $10.8     $27.2    $ 29.0
                                                      =====     =====    =====    ======

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


5. Commitments and Contingencies:

   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against the Company alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action (except for one being voluntarily held in abeyance). The Company has denied any wrongdoing and has asserted numerous affirmative defenses.

   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, MONY filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

   On October 21, 1997, the New York State Supreme Court granted MONY's motion for summary judgment and dismissed all claims filed in the Goshen case against MONY. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. MONY intends to defend itself vigorously against the sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on MONY.

   On November 16, 1999, The MONY Group Inc. and MONY Life Insurance Company were served with a complaint in an action entitled Calvin Chatlos, M.D., and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil D. Levin, Superintendent, New York Department of Insurance, filed in the United States District Court for the Southern District of New York. The action purports to be brought as a class action on behalf of all individuals who had an ownership interest in one or more in-force life insurance policies issued by MONY Life Insurance Company as of November 16, 1998. The complaint alleges that (i) the New York Superintendent of Insurance, Neil D. Levin, violated Section 7312 of the New York Insurance Law by approving the plan of demutualization, which plaintiffs claim was not fair and adequate, primarily because it allegedly failed to provide for sufficient assets for the mechanism established under the plan to preserve reasonable dividend expectations of the Closed Block, and (ii) MONY violated Section 7312 by failing to develop and submit to the Superintendent a plan of demutualization that was fair and adequate. The plaintiffs seek equitable relief in the form of an order vacating and/or modifying the Superintendent's order approving the plan of demutualization and/or directing the Superintendent to order MONY to increase the assets in the Closed Block, as well as unspecified monetary damages, attorneys' fees and other relief.

   In early January 2000, MONY and the New York Superintendent wrote to the District Court seeking a pre-motion conference preliminary to the filing of a motion to dismiss the federal complaint on jurisdictional, federal abstention and timeliness grounds

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

and for failure to state a claim. Following receipt of those letters, plaintiffs' counsel offered voluntarily to dismiss their complaint, and a stipulation and order to that effect was thereafter filed and approved by the court.

   On March 27, 2000, plaintiffs filed a new action in New York State Supreme Court bearing the same caption and naming the same defendants as the previously filed federal action. The state court complaint differs from the complaint previously filed in federal court in two primary respects. First, it no longer asserts a claim for damages against the Superintendent, nor does its prayer for relief seek entry of an order vacating or modifying the Superintendent's decision or requiring the Superintendent to direct MONY to place additional assets into the Closed Block. Rather, it seeks an accounting and an order from the Court directing MONY to transfer additional assets to the Closed Block.

   Second, the new complaint contains claims for breach of contract and fiduciary duty, as well as new allegations regarding the adequacy of the disclosures contained in the Policyholder Information Booklet distributed to policyholders soliciting their approval of the plan of demutualization (which plaintiffs claim violated both the Insurance Law and MONY's fiduciary duties).

   In order to challenge successfully the New York Superintendent's approval of the plan, plaintiffs would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by an error of law or not supported by substantial evidence. In addition, Section 7312 provides that MONY may ask the court to require the challenging party to give security for the reasonable expenses, including attorneys' fees, which may be incurred by MONY or the Superintendent or for which MONY may become liable, to which security MONY shall have recourse in such amount as the court shall determine upon the termination of the action.

   MONY and the Superintendent moved to dismiss the state court complaint in its entirety on a variety of grounds. On April 20, 2001, the New York Supreme Court granted both motions and dismissed all claims against MONY and the Superintendent. On June 29, 2001 plaintiffs filed a Notice of Appeal with the New York Appellate Division, appealing the dismissal of the claims against MONY and the Superintendent. MONY intends to defend itself vigorously against plaintiffs' appeal. There can be no assurance, however, that the present litigation will not have a material adverse effect on MONY.

   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involve demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

   At September 30, 2001, the Company had commitments to contribute capital to its equity partnership investments of $119.4 million and commitments to purchase $76.7 million of private fixed and floating rate maturity securities with interest rates ranging from 4.53% to 8.16%.

   At September 30, 2001, the Company had commitments to issue $6.1 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 6.25% to 7.50%. In addition, the Company had commitments to issue $137.5 million of fixed rate and floating rate commercial mortgage loans with interest rates ranging from 5.39% to 8.65%.

   At September 30, 2001, the Company had commitments to issue $14.2 million of mezzanine financing with pay rates ranging from 8.26% to 10.00%.

   In addition, MONY Group maintains a syndicated credit facility with domestic banks aggregating $150.0 million, with a scheduled renewal date in June 2002. In accordance with certain covenants of the facilities, MONY Group is required to maintain a certain statutory tangible net worth and debt to capitalization ratio. The purpose of this facility is to provide additional liquidity for any unanticipated short-term cash needs MONY Group might experience and also to serve as support for MONY Group's $150.0 million commercial paper program which was activated in the third quarter of 2000. MONY Group has complied with all covenants of the facilities, has not borrowed against these lines of credit since their inception, and does not have any commercial paper outstanding as of September 30, 2001.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


6. Closed Block:

   The following tables set forth certain summarized financial information relating to the Closed Block, as of and for the periods indicated:

                                                                                                  September 30, December 31,
                                                                                                      2001          2000
                                                                                                  ------------- ------------
                                                                                                       ($ in millions)
Assets:
Fixed Maturities:
 Available for sale, at estimated fair value (amortized cost; $3,625.9 and $3,535.8 respectively)   $3,770.5      $3,543.1
 Mortgage loans on real restate..................................................................      596.1         566.0
 Policy loans....................................................................................    1,162.3       1,183.9
 Cash and cash equivalents.......................................................................      171.3         167.8
 Premiums receivable.............................................................................       10.1          13.6
 Deferred policy acquisition costs...............................................................      433.9         552.6
 Other assets....................................................................................      233.5         224.2
                                                                                                    --------      --------
   Total Closed Block assets.....................................................................   $6,377.7      $6,251.2
                                                                                                    ========      ========
Liabilities:
Future policy benefits...........................................................................   $6,853.0      $6,826.8
Policyholders' account balances..................................................................      291.9         293.3
Other Policyholders' liabilities.................................................................      182.9         173.5
Other liabilities................................................................................      103.0          22.2
                                                                                                    --------      --------
   Total Closed Block liabilities................................................................   $7,430.8      $7,315.8
                                                                                                    ========      ========

                                                     For the Three-month For the Nine-month
                                                        Period Ended       Periods Ended
                                                        September 30,      September 30,
                                                     ------------------- -----------------
                                                       2001      2000      2001      2000
                                                      ------    ------    ------    ------
                                                                ($ in millions)
Revenues:
Premiums............................................ $129.8    $136.0    $397.3    $419.6
Net investment income...............................  100.0      99.2     299.0     294.2
Net realized gains (losses) on investments..........    2.7       2.6       4.7      (4.3)
Other income........................................    0.5       0.6       1.5       1.7
                                                      ------    ------    ------    ------
   Total revenues...................................  233.0     238.4     702.5     711.2
                                                      ------    ------    ------    ------
Benefits and Expenses:
Benefits to policyholders........................... $151.7    $148.0    $445.1    $450.2
Interest credited to policyholders' account balances    2.3       2.2       6.5       6.5
Amortization of deferred policy acquisition cost....   13.9      14.7      46.1      46.6
Dividends to policyholders..........................   53.9      60.4     167.3     169.1
Other operating costs and expenses..................    1.6       2.4       5.7       6.7
                                                      ------    ------    ------    ------
   Total benefits and expenses......................  223.4     227.7     670.7     679.1
                                                      ------    ------    ------    ------
   Contribution from the Closed Block............... $  9.6    $ 10.7    $ 31.8    $ 32.1
                                                      ======    ======    ======    ======

   For the three-month periods ended September 30, 2001 and 2000, there were $0.0 million and $5.6 million in charges for other than temporary impairments on fixed maturities in the Closed Block. For the nine-month period ended September 30, 2001

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

and 2000, there were $4.7 million and $10.1 million, respectively, in charges for other than temporary impairments on fixed maturity securities in the Closed Block.

7. Extraordinary Item and Other Items:

   On March 8, 2000, the MONY Group issued $300.0 million principal amount of senior notes (the "Senior Notes"). The Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the MONY Group from the issuance of the Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the MONY Group to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes will be used by the MONY Group for general corporate purposes.

   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a before tax loss of $56.5 million ($36.7 million after tax) during the first quarter of 2000 and $1.6 million ($1.0 million after tax) during the third quarter of 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the nine-month period ended September 30, 2000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of MONY Life Insurance Company.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The MONY Life Insurance Company and Subsidiaries (the "Company"), formerly known as The Mutual Life Insurance Company of New York and subsidiaries, at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 8, 2001

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2000 and 1999

                                                                                            2000      1999
                                                                                          --------- ---------
                                                                                            ($ in millions)
                                         ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value (Note 12)................... $ 3,149.9 $ 3,066.7
 Equity securities available-for-sale, at fair value (Note 12)...........................     328.6     519.8
 Mortgage loans on real estate (Note 13).................................................   1,188.7   1,270.4
 Policy loans............................................................................      80.7      69.1
 Real estate to be disposed of (Note 13).................................................     171.3     300.9
 Real estate held for investment (Note 13)...............................................      40.7      46.2
 Other invested assets...................................................................      99.3      37.9
                                                                                          --------- ---------
                                                                                          $ 5,059.2 $ 5,311.0
                                                                                          ========= =========
Cash and cash equivalents................................................................     331.7     232.6
Accrued investment income................................................................      71.7      74.6
Amounts due from reinsurers..............................................................     491.6     488.0
Deferred policy acquisition costs........................................................     657.1     558.3
Other assets.............................................................................     544.0     365.4
Assets transferred in Group Pension Transaction (Note 10)................................   4,927.7   5,109.8
Separate account assets..................................................................   5,868.1   6,398.3
Closed Block assets (Note 20)............................................................   6,251.2   6,182.1
                                                                                          --------- ---------
       Total assets...................................................................... $24,202.3 $24,720.1
                                                                                          ========= =========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits................................................................... $   967.7 $   954.3
Policyholders' account balances..........................................................   1,898.0   1,942.9
Other policyholders' liabilities.........................................................     122.4     120.4
Amounts due to reinsurers................................................................      87.3      83.8
Accounts payable and other liabilities...................................................     628.1     581.1
Short term debt (Note 16)................................................................      52.3      53.4
Long term debt (Note 16).................................................................     217.0     245.4
Current federal income taxes payable.....................................................     124.7     147.4
Liabilities transferred in Group Pension Transaction (Note 10)...........................   4,897.2   5,099.1
Separate account liabilities.............................................................   5,865.3   6,396.2
Closed Block liabilities (Note 20).......................................................   7,315.8   7,303.3
                                                                                          --------- ---------
       Total liabilities................................................................. $22,175.8 $22,927.3
                                                                                          ========= =========
Commitments and contingencies (Notes 9 and 18)
Common stock, $0.01 par value; 400 million shares authorized; 47.2 million shares issued,
  46.2 million shares outstanding........................................................ $     2.5 $     2.5
Capital in excess of par.................................................................   1,628.6   1,563.6
Retained earnings........................................................................     382.4     256.1
Accumulated other comprehensive income...................................................      13.0     (29.4)
                                                                                          --------- ---------
       Total shareholders' equity........................................................   2,026.5   1,792.8
                                                                                          --------- ---------
       Total liabilities and shareholders' equity........................................ $24,202.3 $24,720.1
                                                                                          ========= =========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 Years Ended December 31, 2000, 1999, and 1998

                                                                                       1998
                                                                                    Pro Forma*
                                                          2000     1999      1998   (Unaudited)
                                                        -------- --------  -------- -----------
                                                                    ($ in millions)
Revenues:
 Premiums.............................................. $  118.1 $   96.3  $  621.7  $   77.9
 Universal life and investment-type product policy fees    205.8    196.3     151.6     151.6
 Net investment income (Note 11).......................    575.2    524.9     688.3     361.1
 Net realized gains on investments (Note 11)...........     44.5    122.2     168.7     160.9
 Group Pension Profits (Note 10).......................     37.1     63.0      56.8      56.8
 Other income..........................................    221.1    195.8     162.6     161.3
 Contribution from the Closed Block....................     42.8     44.8       5.7      52.2
                                                        -------- --------  --------  --------
                                                         1,244.6  1,243.3   1,855.4   1,021.8
                                                        -------- --------  --------  --------
Benefits and expenses:
 Benefits to policyholders.............................    166.9    147.0     679.8     124.4
 Interest credited to policyholders' account balances..    101.8    106.6     112.7     105.0
 Amortization of deferred policy acquisition costs.....     78.7     70.3     122.0      52.2
 Dividends to policyholders............................      2.6      1.9     195.8       3.3
 Other operating costs and expenses....................    495.8    536.6     451.7     443.5
 Demutualization Expenses..............................       --      2.0      27.2        --
                                                        -------- --------  --------  --------
                                                           845.8    864.4   1,589.2     728.4
                                                        -------- --------  --------  --------
 Income before income taxes & extraordinary item.......    398.8    378.9     266.2     293.4
                                                        -------- --------  --------  --------
 Income tax expense....................................    134.8    131.4     102.7     102.7
                                                        -------- --------  --------  --------
 Income before extraordinary item......................    264.0    247.5     163.5     190.7
                                                        -------- --------  --------  --------
 Extraordinary item (Note 4)...........................     37.7       --        --        --
                                                        -------- --------  --------  --------
 Net income............................................    226.3    247.5     163.5     190.7
                                                        -------- --------  --------  --------
 Other comprehensive income, net (Note 11).............     42.4   (181.8)     34.3
                                                        -------- --------  --------
 Comprehensive income.................................. $  268.7 $   65.7  $  197.8
                                                        ======== ========  ========

----------
* The pro forma information gives effect to the transactions referred to in Notes 1 and 22.

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 Years Ended December 31, 2000, 1999, and 1998

                                                                             Accumulated
                                                      Capital In                Other         Total
                                               Common Excess of  Retained   Comprehensive Shareholders'
                                               Stock     Par     Earnings      Income        Equity
                                               ------ ---------- ---------  ------------- -------------
                                                                   ($ in millions)
Balance, December 31, 1997....................                     1,202.5       118.1       1,320.6
Demutualization transaction...................          1,344.2   (1,357.4)                    (13.2)
Capital Contribution..........................   2.0      219.9                                221.9
Comprehensive income:
 Net income before demutualization............                       154.9                     154.9
 Net income after demutualization.............                         8.6                       8.6
                                                ----   --------  ---------     -------      --------
       Net income for the year................                       163.5                     163.5
 Other comprehensive income:
   Unrealized losses on investments, net of
     unrealized gains, reclassification
     adjustments, and taxes (Note 11).........                                    31.4          31.4
   Minimum pension liability adjustment.......                                     2.9           2.9
                                                                               -------      --------
 Other comprehensive income...................                                    34.3          34.3
                                                                                            --------
Comprehensive Income..........................                                                 197.8
                                                ----   --------  ---------     -------      --------
Balance, December 31, 1998....................   2.0    1,564.1        8.6       152.4       1,727.1
Comprehensive income
 Net income...................................                       247.5                     247.5
 Other comprehensive income:
   Unrealized gains on investments, net of
     unrealized losses, reclassification
     adjustments, and taxes (Note 11).........                                  (181.8)       (181.8)
Change in number of authorized and outstanding
  shares......................................   0.5       (0.5)
Comprehensive income/(loss)...................                                                  65.7
                                                ----   --------  ---------     -------      --------
Balance, December 31, 1999....................   2.5    1,563.6      256.1       (29.4)      1,792.8
Dividends Payable.............................                      (100.0)                   (100.0)
Capital Contribution..........................             65.0                                 65.0
Comprehensive income:
 Net income...................................                       226.3                     226.3
 Other comprehensive income:
   Unrealized losses on investment, net of
     unrealized gains, reclassifications and
     adjustments, and taxes (Note 11).........                                    46.2          46.2
Minimum pension liability adjustment..........                                    (3.8)         (3.8)
                                                ----   --------  ---------     -------      --------
Other Comprehensive Income....................                                    42.4          42.4
                                                                                            --------
Comprehensive income..........................                                                 268.7
                                                ----   --------  ---------     -------      --------
Balance, December 31, 2000....................  $2.5   $1,628.6  $   382.4     $  13.0      $2,026.5
                                                ====   ========  =========     =======      ========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years Ended December 31, 2000, 1999, and 1998

                                                                                                 2000       1999       1998
                                                                                               ---------  ---------  ---------
                                                                                                       ($ in millions)
Cash flows from operating activities (see Note 4):
 Net income................................................................................... $   226.4  $   247.5  $   163.5
 Adjustments to reconcile net income to net cash provided by operating activities:............
   Interest credited to policyholders' account balances.......................................      93.1      105.0      110.6
   Universal life and investment-type product policy fee income...............................    (127.4)    (143.5)    (123.6)
   Capitalization of deferred policy acquisition costs........................................    (175.0)    (148.8)    (124.5)
   Amortization of deferred policy acquisition costs..........................................      78.7       70.3      122.0
   Provision for depreciation and amortization................................................      33.2       31.5       41.4
   Provision for deferred federal income taxes................................................      63.4       57.4       11.4
   Net realized gains on investments..........................................................     (44.4)    (122.2)    (168.7)
   Non-cash distributions from investments....................................................    (226.7)    (172.8)     (35.1)
   Change in other assets and accounts payable and other liabilities..........................     (45.4)     (26.4)     (32.7)
   Change in future policy benefits...........................................................      13.3       (3.7)     136.2
   Change in other policyholders' liabilities.................................................       2.0       15.6       32.9
   Change in current federal income taxes payable.............................................       2.3      103.8      (14.9)
   Initial cash transferred to the Closed Block...............................................        --         --      (46.9)
   Extraordinary loss on extinguishment of debt...............................................      56.8
   Contribution from the Closed Block.........................................................     (42.8)     (44.8)      (5.7)
                                                                                               ---------  ---------  ---------
Net cash (used in)/provided by operating activities........................................... $   (92.5) $   (31.4) $    65.9
                                                                                               ---------  ---------  ---------
Cash flows from investing activities:
 Sales, maturities or repayments of:
   Fixed maturities........................................................................... $   603.0  $   689.4  $   887.3
   Equity securities..........................................................................     514.2      328.1      177.4
   Mortgage loans on real estate..............................................................     377.7      132.9      424.4
   Real estate................................................................................     149.0      350.7      578.3
   Other invested assets......................................................................       1.6       18.7       46.0
 Acquisitions of investments:
   Fixed maturities...........................................................................    (629.3)    (830.0)  (1,479.7)
   Equity securities..........................................................................    (127.6)    (152.0)    (230.5)
   Mortgage loans on real estate..............................................................    (251.6)    (412.0)    (422.4)
   Real estate................................................................................     (43.0)     (44.5)     (39.5)
   Other invested assets......................................................................     (53.8)     (20.6)      (2.1)
   Policy loans, net..........................................................................     (11.7)      (7.8)     (17.8)
   Other, net.................................................................................    (150.0)      60.3        8.8
   Property & equipment, net..................................................................     (54.8)     (22.5)     (30.9)
   Acquisition of subsidiaries, net of cash acquired..........................................        --         --      (46.0)
                                                                                               ---------  ---------  ---------
Net cash provided by/(used in) investing activities........................................... $   323.7  $    90.7  $  (146.7)
                                                                                               =========  =========  =========
Cash flows from financing activities:
 Issuance of debt............................................................................. $   215.0  $      --  $      --
 Repayments of debt...........................................................................    (301.3)     (84.8)     (61.3)
 Receipts from annuity and universal life policies credited to policyholders' account balances   2,265.1    1,851.5    1,254.0
 Return of policyholders' account balances on annuity policies and universal life policies....  (2,275.9)  (1,863.6)  (1,377.0)
 Capital Contribution.........................................................................      65.0         --      22.19
 Dividends paid to shareholders...............................................................    (100.0)        --         --
 Net cash provided/(used in) by financing activities..........................................    (132.1)     (96.9)      37.6
                                                                                               ---------  ---------  ---------
 Net increase/(decrease) in cash and cash equivalents.........................................      99.1      (37.6)     (43.2)
 Cash and cash equivalents, beginning of year.................................................     232.6      270.2      313.4
                                                                                               ---------  ---------  ---------
Cash and cash equivalents, end of year........................................................ $   331.7  $   232.6  $   270.2
                                                                                               =========  =========  =========
Supplemental disclosure of cash flow information:
 Cash paid during the period for:.............................................................
   Income taxes............................................................................... $    93.3  $    20.1  $    97.4
   Interest................................................................................... $    25.6  $    20.3  $    20.3

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business:

   On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc., (the "MONY Group" or the "Holding Company"), a Delaware corporation organized on June 24, 1997 for the purpose of becoming the parent holding company of MONY. In connection with the Plan, MONY established a closed block, as more fully discussed in Note 3, to fund the guaranteed benefits and dividends of certain participating insurance policies and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY (see Note 4). Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offerings") of approximately 12.9 million shares of its common stock (see Note 4) and MONY changed its name to MONY Life Insurance Company (MONY Life Insurance Company and its subsidiaries are hereafter collectively referred to as "MONY Life"). The shares of common stock issued in the Offerings are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned eligible policyholders. The Plan and the Offerings are hereafter collectively referred to as the "Transaction." See Note 4. During 1999, the Company increased its number of shares authorized and outstanding from 2.0 million to 2.5 million in order to comply with statutory requirement.

   MONY Life and its subsidiaries (hereafter collectively referred to as the "Company"), is primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products to higher income individuals, particularly family builders, pre-retirees, and small business owners (see Note
5). The Company distributes its products primarily through its career agency sales force and various complementary distribution channels. These include sales of mutual funds sold by Enterprise Capital Management through third-party broker dealers, sales of protection products through brokerage general agencies, sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

   In 2001, the MONY Group Inc. acquired two new subsidiaries, Advest Group Inc. ("Advest") and Matrix Capital Markets Group ("Matrix").

2. Investment Agreement:

   On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), one of the underwriters for the Offerings, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration (see Note 16), and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted Common Stock as of the first date following such effectiveness on which shares of Common Stock were first issued to Eligible Policyholders (December 24, 1998).

3. The Closed Block:

   On November 16, 1998, the Company established a closed block (the "Closed Block") of certain participating insurance policies as defined in the Plan (the "Closed Block Business"). In conjunction therewith, the Company allocated assets to the Closed Block expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales in effect at the date of Demutualization, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The assets allocated to the Closed Block and the aforementioned revenues inure solely to the benefit of the owners of policies included in the Closed Block.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The assets and liabilities allocated to the Closed Block are recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block are less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

   To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block.

   In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in Note 10. Since the Closed Block has been funded to provide for payment of guaranteed benefits and the continuation of current payable dividends on the policies included therein, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company regularly (at least quarterly) monitors the experience from the Closed Block and may make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the Closed Block policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department requires the filing of an independent auditor's report on the operations of the Closed Block.

   The results of the Closed Block are presented as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block." Prior to the establishment of the Closed Block the results of the assets and policies comprising the Closed Block were reported in various line items in the Company's income statements, including: premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred policy acquisition costs, etc. In addition, all assets and liabilities allocated to the Closed Block will be reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively. Accordingly, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income. See Note 4, New Accounting Pronouncements.

   The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein were excluded from and, accordingly, are not funded in the Closed Block. These expenses are reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses are reported in the separate line items to which they apply based on the nature of such expenses. Federal income taxes applicable to the Closed Block, which are funded in the Closed Block, are reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block are disproportionate to the level of business outside the Closed Block.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

4. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment and other invested assets. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

  Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and those partnerships in which the Company has a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

   Minority interest related to partnerships that are consolidated, which is included in Accounts Payable and Other Liabilities, amounted to $0.0 million and $17.4 million at December 31, 2000 and 1999, respectively.

  Transaction

   Net proceeds from the Offerings totaled $282.5 million. Approximately $60.6 million of the net proceeds were retained by the MONY Group and the balance of approximately $221.9 million was contributed to MONY Life.

   Of the net proceeds contributed by the MONY Group to MONY Life, approximately $168.2 million is for use by MONY Life in its general operations, approximately $13.2 million was used to fund policy credits required to be credited to Eligible Policyholders pursuant to the Plan, and $40.5 million represents a reimbursement for the estimated after-tax cost of expenses incurred by MONY Life to effect the Demutualization, as required by the New York Insurance Law.

   Of the net proceeds retained by the MONY Group, approximately $2.5 million was used to pay cash to Eligible Policyholders who received cash as described in the Plan (other than pursuant to an expression of a preference to receive cash), $10.0 million is for working capital for the MONY Group, $30.0 million is to be used to pay dividends on the MONY Group's common stock and $18.1 million was used by the MONY Group to pay cash to eligible policyholders pursuant to an expression of a preference to receive cash in accordance with the Plan.

   In connection with the Demutualization on the Plan Effective Date, eligible policyholders received, in the aggregate, approximately $20.6 million of cash, $13.2 million of policy credits and 34.3 million shares of common stock of the MONY Group in exchange for their membership interests in MONY. In conjunction with the Offerings, approximately 12.9 million shares of the common stock of MONY Group were issued at an initial public offering of $23.50 per share. The Demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings at the Plan Effective Date (net of the aforementioned cash payments and policy credits which were charged directly to retained earnings) were reclassified to "Common stock" and "Capital in excess of par."

   In addition, the capital of the MONY Group includes $10.0 million relating to the Warrants (see Note 2), which as a subsidiary of MONY prior to the Plan Effective Date, was recorded in MONY's consolidated financial statements as minority interest.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Valuation of Investments and Realized Gains and Losses

   All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. The Company's equity securities are comprised of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available-for-sale and are reported at estimated fair value. The Company accounts for its investments in limited partnership interests in accordance with the equity method of accounting or the cost method of accounting depending upon the Company's percentage of ownership of the partnership and the date it was acquired. In general, partnership interests acquired after May 18, 1995 are accounted for in accordance with the equity method of accounting if the Company's ownership interest exceeds 3 percent, whereas, if the partnership was acquired prior to May 18, 1995, the equity method would be applied only if the Company's ownership interest exceeded 20 percent. In all other circumstances the Company accounts for its investment in limited partnership interests in accordance with the cost method. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

   Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

   Real estate held for investment, as well as related improvements, are generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments, including the proceeds on disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of." Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

   Policy loans are carried at their unpaid principal balances. Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Recognition of Insurance Revenue and Related Benefits

   Premiums from participating and non-participating traditional life, health and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consist of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

  Deferred Policy Acquisition Costs ("DAC")

   The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

   For participating traditional life policies, DAC is amortized over the expected life of the contracts (30 years) as a constant percentage based on the present value of estimated gross margins expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2000, the expected investment yield for the Closed Block was 7.29% for the year 2000 with subsequent years grading down to an ultimate aggregate yield of 7.12% in year 2013. The expected investment yield was 7.50% for participating traditional life policies issued subsequent to the creation of the Closed Block. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends.

   For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked in discount rate. For non-participating term policies, DAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

   DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Future Policy Benefits and Policyholders' Account Balances

   Future policy benefit liabilities for participating traditional life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Dividend fund interest assumptions range from 2.0 percent to
5.5 percent.

   Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.9%, 5.6% and 6.0% for the years ended December 31, 2000, 1999, and 1998, respectively. The weighted average interest crediting rate for investment-type products was approximately 4.9%, 5.1% and 5.2% for the years ended December 31, 2000, 1999, and 1998, respectively.

  Dividends to Policyholders

   Dividends to policyholders, which are substantially all on the Closed Block Business (see Note 3) are determined annually by the Board of Directors of MONY Life. The aggregate amount of policyholders' dividends is related to actual interest, mortality and morbidity for the year.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Participating Business

   At December 31, 2000 and 1999, participating business, substantially all of which is in the Closed Block, represented approximately 53.3% and 63.5% of the Company's life insurance in force, and 74.4% and 81.2% of the number of life insurance policies in force, respectively. For each of the years ended December 31, 2000 and 1999, participating business, represented approximately 91.6% and 95.9%, respectively, of life insurance premiums.

  Property, Equipment, and Leasehold Improvements

   Property, equipment and leasehold improvements, which are reported in Other Assets, are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Amortization of leasehold improvements is determined using the straight-line method over the lesser of the unexpired lease term or the estimated useful life of the improvement.

   Accumulated depreciation of property and equipment and amortization of leasehold improvements was $46.7 million and $38.4 million at December 31, 2000 and 1999, respectively. Related depreciation and amortization expense was $18.1 million, $16.6 million, and $11.4 million for the years ended December 31, 2000, 1999, and 1998, respectively.

  Federal Income Taxes

   The Company files a consolidated federal income tax return with its life and non-life affiliates except Sagamore Financial Corporation and its subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

  Reinsurance

   The Company has reinsured certain of its life insurance and investment contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

   In determining whether a reinsurance contract qualifies for reinsurance accounting, Statement of Financial Accounting Standards ("SFAS") No. 113 "Accounting and reporting for reinsurance of short-duration and long-duration contracts" requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

   The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Consolidated Statements of Cash Flows -- Non-cash Transactions

   For the years ended December 31, 2000, 1999, and 1998, respectively, real estate of $0.5 million, $27.0 million, and $5.0 million was acquired in satisfaction of debt (including the Closed Block of $22.0 million). At December 31, 2000 and 1999, the Company owned real estate acquired in satisfaction of debt of $41.5 million and $121.0 million, respectively. Other non-cash transactions, which are reflected in the statement of cash flows as a reconciling item from net income to net cash provided by operating activities, consisted primarily of stock distributions from the Company's partnership investments and payment-in-kind for interest due on certain fixed maturity securities.

  Extraordinary Item Repurchase of Surplus Notes

   For the year ended December 31, 2000, the Company reported an extraordinary charge of $37.7 after tax ($58.1 million pre-tax) million. The charge in 2000 represents the cost incurred by the company in connection with the repurchase of the $115.0 million face amount 9.5% coupon surplus notes, and $123.0 million face amount of its $125.0 million face amount 11.25% coupon surplus notes that were outstanding at December 31, 1999.

  Demutualization Expenses

   The charge reflected in 1999 represented expenses incurred in connection with the Company's commission-free sale and purchase program (the "Program") offered to shareholders pursuant to the Plan. The Program commenced August 17, 1999 and ended on November 17, 1999. Pursuant to the Program, shareholders who owned fewer than 100 shares could sell all of their shares or purchase additional shares to round up to 100 shares without incurring commissions. The costs incurred in 1998 primarily included the fees of financial, legal, actuarial and accounting advisors to the Company and to the New York Insurance Department, as well as printing and postage for communication with policyholders incurred in connection with the Demutualization.

  New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 137 delayed the effective date of SFAS 133 by one year. Adoption of this standard will have no material effect on the Company's earnings or financial position.

   On December 26, 2000 the American Institute of Certified Public Accountants issued Statement of Position 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies for Certain Long-Duration Participating Contracts" (SOP 00-3). SOP 00-3 provides guidance with respect to accounting for demutualizations and requires, among other things, that, (i) Closed Block assets, liabilities, revenues, and expenses should be displayed in financial

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block, and (ii) demutualization expenses be classified as a single line item within income from continuing operations. The guidance in SOP-03 requires restatement of financial statements presented for years prior to its issuance and is effective for fiscal years beginning after December 15, 2000, except as it pertains to demutualization expenses which is effective immediately. Accordingly, the consolidated statements of income and comprehensive income and related per share amounts for 1999 and 1998 have been restated from those reported in the Company's prior year to reflect the reclassification of demutualization expenses and related tax effects of $2.0 million in 1999 and $34.3 million in 1998 from extraordinary items to a separate line item entitled "Demutualization expenses." The adoption of the remaining provisions of this SOP will not have any impact on the Company's financial position or results of operations.

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements is not expected to have a significant impact on the Company's consolidated financial position or earnings.

   In December 1999, the staff of the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which was effective fourth quarter 2000. SAB No. 101 addresses revenue recognition issues; its implementation did not have a material impact on the Company's consolidated financial position or statement of earnings.

5. Segment Information:

   The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

   Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since substantially all the mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.

   Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with FASB Statement No. 131. All of the Company's other segments are combined and reported in an other products segment.

   Products comprising the protection products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, last survivor universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 10), (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block and (iii) the Company's

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES disability income insurance business. Products comprising the accumulation products segment primarily include flexible premium variable annuities, single premium deferred annuities, immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction (see Note 10).

   Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the years ended December 31, 2000, 1999 and 1998, as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate certain non-recurring items to the segments. In addition, substantially all segment revenues are from external sources.

   Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment (see Note 19). Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment (see Note 4).

   Amounts reported as "reconciling amounts" in the table below primarily relate to: (i) contracts issued by MONY Life relating to its employee benefit plans, (ii) a one-time restructuring charge in 1999 of $59.7 million pre-tax relating to the Company's early retirement program (see Note 22) and (iii) demutualization expenses incurred in 1999 and 1998.

                     Segment Summary Financial Information

                                                           2000   1999   1998
                                                          ------ ------ ------
                                                            ($ in millions)
  Premiums:
   Protection Products................................... $103.3 $ 82.0 $602.2
   Accumulation Products.................................    1.3    0.9    2.6
   Other Products........................................   13.5   13.4   16.9
                                                          ------ ------ ------
                                                          $118.1 $ 96.3 $621.7
                                                          ====== ====== ======
  Universal life and investment-type product policy fees:
   Protection Products................................... $134.8 $122.3 $ 86.2
   Accumulation Products.................................   70.0   73.3   64.1
   Other Products........................................    1.0    0.7    1.3
                                                          ------ ------ ------
                                                          $205.8 $196.3 $151.6
                                                          ====== ====== ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                        2000       1999       1998
                                                                      ---------  ---------  ---------
                                                                              ($ in millions)
Net investment income and net realized gains (losses) on investments:
Protection Products.................................................. $   408.0  $   445.1  $   655.5
Accumulation Products................................................     124.9      132.4      136.3
Other Products.......................................................      68.9       67.3       63.0
Reconciling amounts..................................................      17.9        2.3        2.2
                                                                      ---------  ---------  ---------
                                                                      $   619.7  $   647.1  $   857.0
                                                                      =========  =========  =========
Other income:
Protection Products (1) (7).......................................... $    98.3  $   123.0  $    85.5
Accumulation Products................................................     120.2       95.1       72.8
Other Products.......................................................      77.4       80.7       61.1
Reconciling amounts..................................................       5.1        4.8        5.7
                                                                      ---------  ---------  ---------
                                                                      $   301.0  $   303.6  $   225.1
                                                                      =========  =========  =========
Amortization of deferred policy acquisition costs:
Protection Products.................................................. $    50.4  $    39.6  $    92.4
Accumulation Products................................................      28.3       30.7       29.6
                                                                      ---------  ---------  ---------
                                                                      $    78.7  $    70.3  $   122.0
                                                                      =========  =========  =========
Benefits to policyholders: (2)
Protection Products.................................................. $   161.4  $   141.7  $   663.4
Accumulation Products................................................      68.2       73.7       79.6
Other Products.......................................................      31.5       33.7       41.6
Reconciling amounts..................................................       7.6        4.5        7.9
                                                                      ---------  ---------  ---------
                                                                      $   268.7  $   253.6  $   792.5
                                                                      =========  =========  =========
Other operating costs and expenses:
Protection Products.................................................. $   262.2  $   277.4  $   287.1
Accumulation Products................................................     120.0      105.7       84.4
Other Products.......................................................     100.3       93.1       80.2
Reconciling amounts (11).............................................      13.3       62.4       27.2
                                                                      ---------  ---------  ---------
                                                                      $   495.8  $   538.6  $   478.9
                                                                      =========  =========  =========
Income before income taxes:
Protection Products.................................................. $   278.1  $   315.0  $   193.7
Accumulation Products................................................      98.4       89.6       80.5
Other Products.......................................................      27.7       34.1       19.2
Reconciling amounts..................................................      (5.4)     (59.8)     (27.2)
                                                                      ---------  ---------  ---------
                                                                      $   398.8  $   378.9  $   266.2
                                                                      =========  =========  =========
Assets:
Protection Products (3) (8).......................................... $16,239.0  $16,181.4  $16,580.9
Accumulation Products................................................   5,593.5    6,175.0    6,171.3
Other Products.......................................................   1,060.8    1,187.6    1,256.2
Reconciling amounts..................................................   1,309.0    1,176.1      890.9
                                                                      ---------  ---------  ---------
                                                                      $24,202.3  $24,720.1  $24,889.3
                                                                      =========  =========  =========

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                             2000      1999      1998
                                           --------- --------- ---------
                                                  ($ in millions)
        Deferred policy acquisition costs:
        Protection Products (9)........... $ 1,064.3 $ 1,094.9 $   857.6
        Accumulation Products.............     145.4     153.3     136.7
                                           --------- --------- ---------
                                           $ 1,209.7 $ 1,248.2 $   994.3
                                           ========= ========= =========
        Policyholders' liabilities:
        Protection Products (4) (10)...... $10,290.7 $10,231.7 $10,267.0
        Accumulation Products.............   1,060.0   1,236.3   1,318.6
        Other Products....................     381.4     418.9     455.6
        Reconciling amounts...............      17.7      17.4      17.4
                                           --------- --------- ---------
                                           $11,749.8 $11,904.3 $12,058.6
                                           ========= ========= =========
        Separate account liabilities: (5)
        Protection Products (6)........... $ 3,939.5 $ 3,843.5 $ 4,056.8
        Accumulation Products.............   4,072.9   4,548.9   4,452.6
        Other Products....................     499.5     604.2     621.9
        Reconciling amounts...............     770.1     832.3     776.4
                                           --------- --------- ---------
                                           $ 9,282.0 $ 9,828.9 $ 9,907.7
                                           ========= ========= =========

----------
(1)Includes Group Pension Profits of $37.1 million, $63.0 million and $56.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. (See Note 10).
(2)Includes interest credited to policyholders' account balances.
(3)Includes assets transferred in the Group Pension Transaction of $4,927.7 million, $5,109.8 million and $5,751.8 million as of December 31, 2000, 1999 and 1998, respectively.
(4)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,468.1 million, $1,645.7 million and $1,824.9 million as of December 31, 2000, 1999 and 1998 respectively.
(5)Each segment includes separate account assets in an amount not less than the corresponding liability reported.
(6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,416.7 million, $3,432.7 million and $3,829.6 million as of December 31, 2000, 1999 and 1998, respectively.
(7)Includes $42.8 million, $44.8 million and $5.7 million relating to the Contribution from the Closed Block for the years ended December 31, 1999 and for period from November 16, 1998 through December 31, 1998 ended December 31, 2000 and 1999, respectively (see Note 3 and Note 20).
(8)Includes Closed Block assets of $6,251.2 million, $6,182.1 million and $6,161.2 million as of December 31, 2000, 1999 and 1998, respectively (see
   Note 3 and Note 20).
(9)Includes deferred policy acquisition costs allocated to the Closed Block of $552.6 million, $689.9 million and $554.6 million as of December 31, 2000, 1999 and 1998, respectively (see Note 3 and Note 20).
(10)Includes Closed Block policyholders' liabilities of $7,293.6 million and $7,241.0 million and $7,177.1 million as of December 31, 2000, 1999 and 1998, respectively (see Note 3 and Note 20).
(11)Includes demutualization expenses for the years ended December 31, 1999 and 1998 of $2.0 million and $27.2 million, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Substantially all of the Company's revenues are derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed 10 percent of total consolidated revenues.

   Following is a summary of revenues by product for the years ended December 31, 2000, 1999 and 1998:

                                                         2000   1999   1998
                                                        ------ ------ ------
                                                          ($ in millions)
Premiums:
 Individual life (1)................................... $102.8 $ 81.9 $602.5
 Disability income insurance...........................    0.5    0.6    0.2
 Group insurance.......................................   13.5   13.4   16.9
 Other.................................................    1.3    0.4    2.1
                                                        ------ ------ ------
       Total........................................... $118.1 $ 96.3 $621.7
                                                        ====== ====== ======
Universal life and investment-type product policy fees:
Universal life......................................... $ 69.0 $ 73.2 $ 55.4
Variable universal life................................   54.7   37.6   20.4
Group universal life...................................   11.1   11.5   10.4
Individual variable annuities..........................   69.7   72.8   63.4
Individual fixed annuities.............................    1.3    1.2    2.0
                                                        ------ ------ ------
       Total........................................... $205.8 $196.3 $151.6
                                                        ====== ====== ======

----------
(1)Excludes revenues from individual life in the Closed Block of $582.4 million, $620.8 million and $100.1 million for the year ended December 31, 2000, 1999 and 1998 respectively.

6. Deferred Policy Acquisition Costs:

   Policy acquisition costs deferred and amortized in 2000, 1999 and 1998 are as follows:

                                                              2000    1999     1998
                                                             ------  ------  --------
                                                                  ($ in millions)
Balance, beginning of year.................................. $558.3  $439.7  $1,007.1
Balance transferred to the Closed Block at November 16, 1998     --      --    (562.3)
                                                             ------  ------  --------
                                                              558.3   439.7     444.8
                                                             ------  ------  --------
Cost deferred during the year...............................  190.8   148.7     124.7
Amortized to expense during the year........................  (78.7)  (70.3)   (122.0)
Effect on DAC from unrealized (gains) losses (see Note 4)...  (13.3)   40.2      (7.8)
                                                             ------  ------  --------
       Balance, end of the year............................. $657.1  $558.3  $  439.7
                                                             ======  ======  ========

7. Pension Plans and Other Postretirement Benefits:

  Pension Plans--

   The Company has a qualified pension plan covering substantially all of its salaried employees. The provisions of the plan provide both (a) defined benefit accruals based on (i) years of service, (ii) the employee's final average annual compensation and (iii) wage bases or benefits under Social Security and
(b) defined contribution accruals based on a Company matching contribution equal to 100% of the employee's elective deferrals under the incentive savings plan for employees up to 3% of the employee's

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES eligible compensation and an additional 2% of eligible compensation for each active participant. Effective June 15, 1999, prospective defined contribution accruals in the defined benefit plan ceased and were redirected to the Investment Plan Supplement for Employees. The Company did not make any contribution in the current year or prior year under Section 404 of the Internal Revenue Code ("IRC") because the plan was fully funded under Section 412 of the IRC.

   During 1999, the Company amended its Qualified Pension plan which reduced certain benefit liabilities payable thereunder. The amendment resulted in a decrease of $27.0 million in the plan's projected benefit obligation.

   In July 1999, the Company offered special benefits to its employees who elected by August 15, 1999, voluntary termination of employment (special termination benefits). The special termination benefits represented benefits in excess of that which would normally be due to employees electing to retire early. These excess benefits were calculated based on grants of additional years of service and age used in the benefit calculation. All of the special termination benefits relating to the Company's qualified plan, which aggregated $30.6 million, will be paid from the Plan's assets. All the benefits paid relating to the Company's non-qualified plan, which aggregated $19.4 million, will be paid directly from the Company's assets. As a result of the aforementioned early retirement offer, the Company recorded a charge of $59.7 million in 1999 which included the aforementioned expenses in addition to severance and other related expenses and reflected this amount in Other Operating Costs and Expenses.

   The assets of the qualified pension plan are primarily invested in MONY Pooled Accounts which include common stock, real estate, private placement debt securities and bonds. At December 31, 2000 and 1999, $466.4 million and $495.7 million were invested in the MONY Pooled Accounts. Benefits of $33.9 million, $40.4 million and $26.3 million were paid by this plan for the years ended December 31, 2000, 1999, and 1998, respectively.

   The Company also sponsors a non-qualified employee excess pension plan, which provides both defined benefits and defined contribution accruals in excess of Internal Revenue Service limits to certain employees. The benefits are based on years of service and the employees final average annual compensation. Pension benefits are paid from Company's general accounts.

  Postretirement Benefits--

   The Company provides certain health care and life insurance benefits for retired employees and field underwriters. The Company amortizes its postretirement transition obligation over a period of twenty years.

   Assumed health care cost trend rates typically have a significant effect on the amounts reported for health care plans. However, under the Company's postretirement healthcare plan, there is a per capita limit on the Company's healthcare costs, as a result, a one-percentage point change in the assumed healthcare cost trend rates would have an immaterial affect on amounts reported.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following presents the change in the benefit obligation, change in plan assets and other information with respect to the Company's qualified and non-qualified defined benefit pension plans and other benefits which represents the Company's postretirement benefit obligation:

                                                                      Pension Benefits  Other Benefits
                                                                      ---------------  ---------------
                                                                       2000     1999    2000     1999
                                                                      ------   ------  -------  ------
                                                                               ($ in millions)
Change in benefit obligation:
Benefit obligation at beginning of year.............................. $373.3   $398.3  $  97.7  $100.0
Service cost.........................................................    6.1     11.7      1.2     2.0
Interest cost........................................................   29.4     27.3      7.3     7.2
Curtailment gain.....................................................   (2.0)    (3.8)      --      --
Terminated benefits..................................................     --     50.0       --      --
Plan amendment.......................................................     --    (27.0)      --      --
Actuarial loss/(gain)................................................   18.9    (38.8)     5.8    (4.0)
Benefits paid........................................................  (39.6)   (44.4)    (8.1)   (7.5)
                                                                      ------   ------  -------  ------
Benefit obligation at end of year....................................  386.1    373.3    103.9    97.7
                                                                      ------   ------  -------  ------
Change in plan assets:
Fair value of plan assets at beginning of year....................... $498.0   $459.8  $    --  $   --
Actual return on plan assets.........................................    9.1     77.4       --      --
Employer contribution................................................    8.6      6.7      8.1     7.5
Benefits and expenses paid...........................................  (45.8)   (45.9)    (8.1)   (7.5)
                                                                      ------   ------  -------  ------
Fair value of plan assets at end of year.............................  469.9    498.0       --      --
                                                                      ------   ------  -------  ------
Funded status........................................................   83.8    124.7   (103.9)  (97.7)
Unrecognized actuarial loss/(gain)...................................    5.8    (57.2)    12.6     7.4
Unamortized transition obligation....................................   (5.5)   (13.0)    36.7    39.4
Unrecognized prior service cost......................................  (14.0)   (15.6)    (0.9)   (1.0)
                                                                      ------   ------  -------  ------
Net amount recognized................................................ $ 70.1   $ 38.9  $ (55.5) $(51.9)
                                                                      ======   ======  =======  ======
Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost................................................. $123.0   $ 93.8  $    --  $   --
Accrued benefit liability............................................  (52.9)   (55.0)   (55.5)  (51.9)
Intangible asset.....................................................    2.4      0.1       --      --
Accumulated other comprehensive income...............................   (2.4)      --       --      --
                                                                      ------   ------  -------  ------
Net amount recognized................................................ $ 70.1   $ 38.9  $ (55.5) $(51.9)
                                                                      ======   ======  =======  ======

   The Company's qualified plan had assets of $469.9 million and $498.0 million at December 31, 2000 and 1999, respectively. The projected benefit obligation and accumulated benefit obligation for the qualified plan were $318.3 million and $292.2 million at December 31, 2000 and $311.0 million and $285.4 million at December 31, 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plan, which is unfunded, were $67.8 million and $59.0 million at December 31, 2000 and $62.3 million and $55.0 million at December 31, 1999, respectively.

                                                Pension Benefits Other Benefits
                                                ---------------  -------------
                                                 2000      1999   2000    1999
                                                ----      ----   ----     ----
                                                        ($ in millions)
Weighted-average assumptions as of December 31:
Discount rate..................................  7.5%      8.0%  7.5%     8.0%
Expected return on plan assets................. 10.0%     10.0%   --       --
Rate of compensation increase..................  5.0%      5.0%  5.0%     5.0%

   For measurements purposes, a 10% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 6% percent for 2010 and remain at that level thereafter.

   Components of net periodic benefit cost for the pension and other post-retirement plans are as follows:

                                           Pension Benefits       Other Benefits
                                        ----------------------  -------------------
                                         2000    1999    1998   2000   1999   1998
                                        ------  ------  ------  -----  -----  -----
                                                      ($ in millions)
Components of net periodic benefit cost
Service cost........................... $  6.1  $ 11.7  $ 14.4  $ 1.2  $ 2.0  $ 1.3
Interest cost..........................   29.4    27.3    26.3    6.5    7.2    6.4
Expected return on plan assets.........  (46.9)  (44.2)  (41.8)    --     --     --
Amortization of prior service cost.....   (1.5)   (0.8)    1.0   (0.1)  (0.1)    --
Curtailment gain.......................   (2.0)   (3.8)     --     --     --     --
Special termination benefits...........     --    50.0      --     --     --     --
Recognized net actuarial loss..........   (0.2)     --      --     --    1.1    0.1
Amortization of transition items.......   (7.9)   (7.5)   (7.5)   3.1    3.1    3.1
                                        ------  ------  ------  -----  -----  -----
Net periodic benefit cost.............. $(23.0) $ 32.7  $ (7.6) $10.7  $13.3  $10.9
                                        ======  ======  ======  =====  =====  =====

   The Company also has a qualified money purchase pension plan covering substantially all career field underwriters. Company contributions of 5% of earnings plus an additional 2% of such earnings in excess of the social security wage base are made each year. In addition, after-tax voluntary field underwriter contribution of up to 10% of earnings are allowed. At December 31, 2000 and 1999, the fair value of plan assets was $231.2 million and $250.3 million, respectively. For the years ended December 31, 2000, 1999, and 1998, the Company contributed $3.2 million, $3.1 million and $3.2 million to the plan, respectively, which amounts are reflected in Other Operating Costs and Expenses.

   The Company has a non-qualified defined contribution plan, which is unfunded. The non-qualified defined contribution plan projected benefit obligation which equaled the accumulated benefit obligation was $61.0 million and $62.2 million as of December 31, 2000 and 1999, respectively. The non-qualified defined contribution plan's net periodic expense was $7.2 million, $9.3 million and $6.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   The Company also has incentive savings plans in which substantially all employees and career field underwriters are eligible to participate. The Company matches field underwriter contributions up to 2% of eligible compensation and may also make an additional profit sharing contribution for non-officer employees. As with the Employee Excess Plan, the Company also sponsors non-qualified excess defined contribution plans for both the field underwriter retirement plan and the incentive savings plan for field underwriters.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

8. Income Taxes:

   The Holding Company files a consolidated income tax return with its life and non-life affiliates, except Sagamore Financial Corporation and its subsidiaries.

   Income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the income tax expense (benefit) is presented below:

                                                            2000    1999   1998
                                                           ------  ------ ------
                                                              ($ in millions)
Income tax (benefit) expense:
  Current................................................. $ 82.1  $ 73.9 $ 84.6
  Deferred................................................   52.7    57.5   18.1
                                                           ------  ------ ------
Income tax (benefit) expense before extraordinary item.... $134.8  $131.4 $102.7
Extraordinary item........................................  (20.3)     --     --
                                                           ------  ------ ------
       Total.............................................. $114.5  $131.4 $102.7
                                                           ======  ====== ======

   Income taxes reported in the consolidated statements of income are different from the amounts determined by multiplying the earnings before income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                           2000    1999    1998
                                                          ------  ------  ------
                                                              ($ in millions)
Tax at statutory rate.................................... $139.6  $133.3  $102.7
Dividends received deduction.............................   (2.5)   (1.7)   (1.4)
Other....................................................   (2.3)   (0.2)    1.4
                                                          ------  ------  ------
Income tax expense before extraordinary item............. $134.8  $131.4  $102.7
Extraordinary item.......................................  (20.3)     --      --
                                                          ------  ------  ------
       Provision for income taxes........................ $114.5  $131.4  $102.7
                                                          ======  ======  ======

   The Company's income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due with respect to open years.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The components of deferred tax liabilities and assets at December 31, 2000 and 1999 are reported in Accounts Payable and Other Liabilities in the balance sheet and are as follows:

                                               2000     1999
                                              ------   ------
                                              ($ in millions)
Deferred policy acquisition costs............ $163.3   $145.0
Fixed maturities and equity securities.......   25.3     34.5
Other, net(1)................................   67.8     56.4
Nonlife subsidiaries.........................   17.2     17.2
                                              ------   ------
Total deferred tax liabilities...............  273.6    253.1
                                              ------   ------
Policyholder and separate account liabilities  129.7    155.6
Accrued expenses.............................   48.6     50.8
Deferred compensation and benefits...........   38.2     38.3
Real estate and mortgages....................   (2.3)    25.3
                                              ------   ------
Total deferred tax assets....................  214.2    270.0
                                              ------   ------
Net deferred tax (liability) asset........... $(59.4)  $ 16.9
                                              ======   ======

----------
(1)Includes $10.7 million and $3.8 million at December 31, 2000 and 1999 of deferred taxes relating to net unrealized gains on fixed maturity securities in the AEGON Portfolio (see Note 10).

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

9. Leases:

   The Company has entered into various operating lease agreements for office space, furniture and equipment. These leases have remaining non-cancelable lease terms in excess of one year. Total rental expense for these operating leases amounted to $29.7 million in 2000, $29.6 million in 1999, and $24.5 million in 1998. The future minimum rental obligations for the next five years and thereafter under these leases are: $34.3 million for 2001, $33.2 million for 2002, $30.6 million for 2003, $27.6 million for 2004, $25.6 million for 2005, and $154.2 million for the years thereafter.

10. The Group Pension Transaction:

   On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

   Pursuant to the Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. Accordingly, the Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pension Transaction." In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

   Pursuant to the Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment makes it unlikely that MONY will ever receive any such payment.

   With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

   Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

   Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes.


   For the years ended December 31, 2000, 1999 and 1998, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $26.9 million, $35.7 million, and $49.8 million, respectively, and the Company recorded Group Pension Profits of $37.1 million, $63.0 million and $56.8 million, respectively. In addition, the Company earned $12.8 million, $12.8 million, and $12.8 million of interest income on the Notes during the aforementioned years.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                                                                          As of December 31,
                                                                                                          ------------------
                                                                                                            2000      1999
                                                                                                          --------  --------
                                                                                                           ($ in millions)
Assets:
 General Account
   Fixed maturities: available for sale, at estimated fair value (amortized cost; $1,420.8 and $1,532.4, respectively)....................................................................................... $1,419.0  $1,510.0
   Mortgage loans on real estate.........................................................................     47.5      98.5
   Real estate to be disposed of.........................................................................       --      16.8
   Cash and cash equivalents.............................................................................     18.5      25.3
   Accrued investment income.............................................................................     26.0      26.5
                                                                                                          --------  --------
   Total general account assets..........................................................................  1,511.0   1,677.1
Separate account assets..................................................................................  3,416.7   3,432.7
                                                                                                          --------  --------
   Total assets.......................................................................................... $4,927.7  $5,109.8
                                                                                                          ========  ========
Liabilities:
 General Accounts (1)
   Policyholders' account balances....................................................................... $1,468.1  $1,645.7
   Other liabilities.....................................................................................     12.2      20.7
                                                                                                          --------  --------
   Total general account liabilities.....................................................................  1,480.3   1,666.4
Separate account liabilities (2).........................................................................  3,416.7   3,432.7
                                                                                                          --------  --------
   Total liabilities..................................................................................... $4,897.0  $5,099.1
                                                                                                          ========  ========

----------
(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $74.2 million and $88.9 million as of December 31, 2000 and 1999, respectively.

(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $14.7 million and $20.3 million as of December 31, 2000 and 1999, respectively.

                                                     For the Year Ended December 31,
                                                     -------------------------------
                                                       2000        1999      1998
                                                     ---------  ---------- ---------
                                                             ($ in millions)
Revenues:
Product policy fees.................................    $ 26.3      $ 24.0    $ 23.3
Net investment income...............................     113.5       128.4     154.7
Net realized gains on investments...................      (1.2)       18.9       7.2
                                                     ---------  ---------- ---------
   Total revenues...................................     138.6       171.3     185.2
Benefits and Expenses:
Interest credited to policyholders' account balances      84.6        88.4     108.7
Other operating costs and expenses..................      16.9        19.9      19.7
                                                     ---------  ---------- ---------
   Total benefits and expenses......................     101.5       108.3     128.4
                                                     ---------  ---------- ---------
   Group Pension Profits............................    $ 37.1      $ 63.0    $ 56.8
                                                     =========  ========== =========

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Fixed Maturity Securities

   At December 31, 2000 and 1999, there were $2.4 million and $0.0 million of fixed maturity securities in the AEGON Portfolio deemed to have other than temporary impairments in value. In addition, there were no fixed maturity securities at such dates which have been non-income producing for the preceding twelve months.

   At December 31, 2000 and 1999, there were $2.4 million and $0.0 million of problem fixed maturities (as hereafter defined--see Note 12) held in the AEGON Portfolio. In addition, at such dates the carrying value of potential problem fixed maturities held in the AEGON Portfolio were $0.0 million and $3.7 million. Also, none of the fixed maturity securities held in the AEGON Portfolio at December 31, 2000 and 1999 or prior thereto had been restructured.

   The amortized cost and estimated fair value of fixed maturity securities held in the AEGON Portfolio, by contractual maturity dates, (excluding scheduled sinking funds), as of December 31, 2000 are as follows:

                                       Amortized Estimated
                                         Cost    Fair Value
                                       --------- ----------
                                         ($ in millions)
Due in one year or less............... $  175.0   $  175.4
Due after one year through five years.    841.5      838.3
Due after five years through ten years    146.6      148.7
Due after ten years...................     26.5       26.7
                                       --------   --------
Subtotal..............................  1,189.6    1,189.1
Mortgage and asset backed securities..    231.2      229.9
                                       --------   --------
   Total.............................. $1,420.8   $1,419.0
                                       ========   ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   The percentage of fixed maturities with a credit quality of Aaa, Aa or A was 72.6% and 73.0% at December 31, 2000 and 1999, respectively. The percentage of fixed maturities rated Baa was 24.5% and 24.6% at December 31, 2000 and 1999, respectively. The percentage of fixed maturities that were below Investment Grade was 2.9% and 2.4% at December 31, 2000 and 1999, respectively. There were no fixed maturities in or near default.

   The net change in unrealized investment gains (losses) represents the only component of other comprehensive income generated by the AEGON Portfolio for the years ended December 31, 2000, 1999, 1998 and prior thereto. The net change in unrealized investment gains (losses) was $25.7 million, $(77.9) million and $(4.0) million for the years ended December 31, 2000, 1999 and 1998, respectively (see Note 11):

  Mortgage Loans on Real Estate

   Mortgage loans on real estate in the AEGON Portfolio at December 31, 2000 and 1999 consist of the following:

                                           As of December 31,
                                           -----------------
                                             2000      1999
                                           -------    ------
                                            ($ in millions)
Mortgage loans............................   $50.0    $102.8
Valuation allowances......................    (2.5)     (4.3)
                                           -------    ------
Mortgage loans, net of valuation allowance   $47.5    $ 98.5
                                           =======    ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   An analysis of the valuation allowances with respect to the AEGON Portfolio for 2000, 1999 and 1998 is as follows:

                                                                      For the Year Ended
                                                                         December 31,
                                                                     -------------------
                                                                     2000   1999   1998
                                                                     -----  -----  -----
                                                                       ($ in millions)
Balance, beginning of year.......................................... $ 4.3  $16.0  $13.6
Increase (decrease) in allowance....................................   0.2   (6.7)   2.9
Reduction due to pay downs and pay offs.............................  (2.0)  (1.0)  (0.5)
Transfers to real estate............................................   0.0   (4.0)    --
                                                                     -----  -----  -----
Balance, end of year................................................ $ 2.5  $ 4.3  $16.0
                                                                     =====  =====  =====

   Impaired mortgage loans along with related valuation allowances with respect to the AEGON Portfolio at December 31, 2000, 1999 and 1998 are as follows:

                                                                      As of December 31,
                                                                     --------------------
                                                                     2000   1999    1998
                                                                     -----  -----  ------
                                                                        ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
 Loans that have valuation allowances............................... $19.1  $34.3  $ 71.1
 Loans that do not have valuation allowances........................    --    4.4     4.4
                                                                     -----  -----  ------
   Subtotal.........................................................  19.1   38.7    75.5
Valuation allowances................................................  (1.8)  (2.7)  (11.4)
                                                                     -----  -----  ------
Impaired mortgage loans, net of valuation allowances................ $17.3  $36.0  $ 64.1
                                                                     =====  =====  ======

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans.

   During the years ended December 31, 2000 and 1999, the average recorded investment in impaired mortgage loans with respect to the AEGON Portfolio was approximately $26.7 million, and $50.0 million, respectively. For the years ended December 31, 2000, 1999, and 1998 approximately $2.1 million, $2.9 million, and $4.5 million, respectively, of interest income on impaired loans with respect to the AEGON Portfolio was earned.

   At December 31, 2000 and 1999, there were no mortgage loans which were non-income producing for the twelve months preceding such dates with respect to the AEGON Portfolio.

   At December 31, 2000 and 1999 the AEGON Portfolio held restructured mortgage loans of $15.3 million and $36.0 million, respectively. Interest income of $1.6 million, $2.9 million, and $4.0 million was recognized on restructured mortgage loans for the years ended December 31, 2000, 1999, and 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $1.5 million, $3.9 million, and $6.9 million for the years ended December 31, 2000, 1999, and 1998, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table presents the maturity distribution of mortgage loans held in the AEGON Portfolio as of December 31, 2000 ($ in millions):

                                       December 31, 2000
                                       ----------------
                                       Carrying   % of
                                        Value     Total
                                       --------   -----
Due in one year or less...............  $13.3      28.1%
Due after one year through five years.   17.2      36.2
Due after five years through ten years   17.0      35.7
                                        -----     -----
   Total..............................  $47.5     100.0%
                                        =====     =====

   Total problem, potential problem and restructured commercial mortgages as a percentage of commercial mortgages were 36.4%, 36.6% and 29.9% at December 31, 2000, 1999 and 1998, respectively. Total valuation allowances as a percentage of problem, potential problem and restructured commercial mortgages at carrying value before valuation allowances were 9.4%, 7.0% and 15.1% as of December 31, 2000, 1999 and 1998, respectively.

11. Investment Income, Realized and Unrealized Investment Gains (Losses), and Comprehensive Income:

   Net investment income for the years ended December 31, 2000, 1999 and 1998 was derived from the following sources:

                                                   2000   1999   1998
                                                  ------ ------ ------
                                                    ($ in millions)
Net Investment Income
Fixed maturities................................. $235.3 $226.1 $418.1
Equity securities................................  239.4  194.2   53.6
Mortgage loans...................................   98.6   87.1  118.7
Real estate......................................   19.1   34.1   44.4
Policy loans.....................................    5.1    4.4   72.5
Other investments (including cash and short-term)   22.8   14.4   23.1
                                                  ------ ------ ------
Total investment income..........................  620.3  560.3  730.4
Investment expenses..............................   45.1   35.4   42.1
                                                  ------ ------ ------
Net investment income............................ $575.2 $524.9 $688.3
                                                  ====== ====== ======

   Net realized gains (losses) on investments for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                            2000    1999    1998
                                           ------  ------  ------
                                              ($ in millions)
Net Realized Gains (Losses) on Investments
Fixed maturities.......................... $(11.4) $ (8.5) $  8.3
Equity securities.........................   21.5    76.0     6.9
Mortgage loans............................   11.7    (2.2)    5.4
Real estate...............................   23.0    52.1   127.6
Other investments assets..................   (0.3)    4.8    20.5
                                           ------  ------  ------
Net realized gains on investments......... $ 44.5  $122.2  $168.7
                                           ======  ======  ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Following is a summary of the change in unrealized investment gains (losses), net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 4), which are reflected in Accumulated Other Comprehensive Income for the periods presented. The net change in unrealized investment gains (losses) and the change in the Company's minimum pension liability represent the only components of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 as presented below:

                                                                     2000    1999     1998
                                                                    ------  -------  ------
                                                                        ($ in millions)
Other Comprehensive Income
Change in unrealized gains (losses):
Fixed maturities................................................... $196.7  $(458.9) $ 66.8
Equity securities..................................................  (59.9)   (25.3)   24.2
Other..............................................................    0.0     (3.6)   (1.8)
                                                                    ------  -------  ------
Subtotal...........................................................  136.8   (487.8)   89.2
AEGON Portfolio (See Note 10)......................................   20.6    (77.9)   (4.0)
                                                                    ------  -------  ------
Subtotal...........................................................  157.4   (565.7)   85.2
Effect on unrealized gains (losses) on investments attributable to:
 DAC...............................................................  (93.1)   241.6    (6.7)
 Deferred federal income taxes.....................................  (20.6)   114.1   (28.4)
Net unrealized gains and DAC transferred to the Closed Block.......    2.5     28.2   (18.7)
                                                                    ------  -------  ------
Change in unrealized gains (losses) on investments, net............   46.2   (181.8)   31.4
Minimum pension liability adjustment (See Note 7)..................   (3.8)      --     2.9
                                                                    ------  -------  ------
Other comprehensive income......................................... $ 42.4  $(181.8) $ 34.3
                                                                    ======  =======  ======

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2000, 1999, and 1998 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                      2000    1999    1998
                                                                      -----  -------  -----
                                                                         ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments arising during period....... $48.7  $(135.3) $39.3
Reclassification adjustment for gains included in net income.........  (6.3)   (46.5)  (7.9)
                                                                      -----  -------  -----
Unrealized gains (losses) on investments, net of reclassification adjustments........................................................ $42.4  $(181.8) $31.4
                                                                      =====  =======  =====

   Unrealized gains (losses) on investments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $17.2 million, $(139.2) million, and $24.1 million, respectively, and $(95.5) million, $242.0 million, and $0.8 million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

   Reclassification adjustments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense of $3.3 million, $25.1 million and $4.3 million, respectively, and $2.5 million, $(0.4) million and $(7.5) million, respectively, relating to the effect of such amounts on DAC.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

12. Fixed Maturity and Equity Securities:

  Fixed Maturity Securities Available-for-Sale:

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2000 and 1999 are as follows:

                                                                  Gross       Gross
                                                 Amortized     Unrealized   Unrealized      Estimated
                                                   Cost           Gains       Losses       Fair Value
                                             ----------------- ----------- ------------ -----------------
                                               2000     1999   2000  1999  2000   1999    2000     1999
                                             -------- -------- ----- ----- ----- ------ -------- --------
                                                                   ($ in millions)
US Treasury securities and Obligations of US
  Government agencies....................... $   97.1 $  110.1 $ 4.2 $  -- $ 0.1 $  3.2 $  101.2 $  106.9
Collateralized mortgage obligations:
 Government agency-backed...................    117.9    147.2   1.2   0.5   0.4    2.1    118.7    145.6
 Non-agency backed..........................    101.2    101.0   2.9   0.9    --    2.0    104.1     99.9
Other asset-backed securities:
 Government agency-backed...................     14.7     16.4   0.5   0.3   0.1    0.2     15.1     16.5
 Non-agency backed..........................    300.4    402.2   4.5   1.5   5.3   13.0    299.6    390.7
Foreign governments.........................     28.5     20.9   1.5   3.7   0.5    0.2     29.5     24.4
Utilities...................................    277.9    347.3   5.7   2.6   5.8   14.4    277.8    335.5
Corporate bonds.............................  2,201.8  1,995.5  31.6   9.4  55.4   78.4  2,178.0  1,926.5
                                             -------- -------- ----- ----- ----- ------ -------- --------
       Total bonds..........................  3,139.5  3,140.6  52.1  18.9  67.6  113.5  3,124.0  3,046.0
Redeemable preferred stocks.................     27.4     22.4    --    --   1.6    1.7     25.8     20.7
                                             -------- -------- ----- ----- ----- ------ -------- --------
       Total................................ $3,166.9 $3,163.0 $52.1 $18.9 $69.2 $115.2 $3,149.8 $3,066.7
                                             ======== ======== ===== ===== ===== ====== ======== ========

   The carrying value of the Company's fixed maturity securities at December 31, 2000 and 1999 is net of adjustments for impairments in value deemed to be other than temporary of $15.1 million and $16.2 million, respectively.

   At December 31, 2000 and 1999, there was $0.2 million and $1.6 million, respectively of fixed maturity securities which had been non-income producing for the twelve months preceding such dates.

   The Company classifies fixed maturity securities which (i) are in default as to principal or interest payments, or (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition, or (iv) are deemed to have other than temporary impairments to value as "problem fixed maturity securities." At December 31, 2000 and 1999, the carrying value of problem fixed maturities held by the Company were $42.4 million and $33.9 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2000 and 1999, the carrying value of potential problem fixed maturities held by the Company was $2.7 million and $12.4 million, respectively. In addition, at December 31, 2000 and 1999, the Company held $0.0 million and $0.0 million of fixed maturity securities which had been restructured. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturity securities amounted to $0.0 million and $0.0 million for the years ended December 31, 2000 and 1999, respectively. Gross interest income on these fixed maturity securities included in net investment income aggregated $0.0 million and $0.0 million for the years ended December 31, 2000 and 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 2000, are as follows:

                                                                        2000
                                                                --------------------
                                                                Amortized Estimated
                                                                  Cost    Fair Value
                                                                --------- ----------
                                                                  ($ in millions)
Due in one year or less........................................ $   12.1   $   12.1
Due after one year through five years..........................    595.2      594.2
Due after five years through ten years.........................  1,271.2    1,264.5
Due after ten years............................................    646.2      629.8
                                                                --------   --------
       Subtotal................................................  2,524.7    2,500.6
Mortgage- and asset-backed securities..........................    642.2      649.2
                                                                --------   --------
       Total................................................... $3,166.9   $3,149.8
                                                                ========   ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Proceeds from sales of fixed maturity securities including those in the Closed Block during 2000, 1999 and 1998 were $441.3 million, $632.8 million and $396.9 million, respectively. Gross gains of $7.2 million, $6.9 million, and $10.6 million and gross losses of $16.3 million, $19.4 million, and $2.9 million were realized on these sales, respectively.

  Equity Securities

   The cost, gross unrealized gains and losses, and estimated fair value of marketable and nonmarketable equity securities at December 31, 2000 and 1999 are as follows:

                                                 Gross       Gross
                                               Unrealized  Unrealized   Estimated
                                    Cost         Gains       Losses    Fair Value
                                ------------- ------------ ---------- -------------
                                 2000   1999  2000   1999  2000 1999   2000   1999
                                ------ ------ ----- ------ ---- ----- ------ ------
                                                  ($ in millions)
Marketable equity securities... $ 40.1 $217.5 $ 6.7 $ 63.3 $2.2 $ 9.3 $ 44.6 $271.5
Nonmarketable equity securities  226.2  178.5  63.6   84.4  5.8  14.6  284.0  248.3
                                ------ ------ ----- ------ ---- ----- ------ ------
                                $266.3 $396.0 $70.3 $147.7 $8.0 $23.9 $328.6 $519.8
                                ====== ====== ===== ====== ==== ===== ====== ======

   Proceeds from sales of equity securities during 2000, 1999 and 1998 were $499.2 million, $302.7 million and $165.0 million, respectively. Gross gains of $81.2 million, $90.0 million, and $24.4 million and gross losses of $57.8 million, $12.4 million, and $17.2 million were realized on these sales, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

13. Mortgage Loans On Real Estate and Real Estate:

   Mortgage loans on real estate at December 31, 2000 and 1999 consist of the following:

                                                                  2000      1999
                                                                --------  --------
                                                                  ($ in millions)
Commercial mortgage loans...................................... $  943.6  $  777.8
Agricultural and other loans...................................    262.4     515.6
                                                                --------  --------
       Total loans.............................................  1,206.0   1,293.4
Less: valuation allowances.....................................    (17.3)    (23.0)
                                                                --------  --------
       Mortgage loans, net of valuation allowances............. $1,188.7  $1,270.4
                                                                ========  ========

   An analysis of the valuation allowances for 2000, 1999 and 1998 is as follows:

                                                              2000   1999    1998
                                                              -----  -----  ------
                                                                 ($ in millions)
Balance, beginning of year................................... $23.0  $23.2  $ 54.9
(Decrease)/Increase in allowance.............................  (5.5)   3.2    11.9
Reduction due to pay downs and pay offs......................  (0.2)  (1.2)  (16.0)
Transfers to real estate.....................................    --   (2.2)   (4.0)
Transfers to the Closed Block................................    --     --   (23.6)
                                                              -----  -----  ------
Balance, end of year......................................... $17.3  $23.0  $ 23.2
                                                              =====  =====  ======

   Impaired mortgage loans along with related valuation allowances as of December 31, 2000 and 1999 were as follows:

                                                                      2000    1999
                                                                     ------  ------
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
  Loans that have valuation allowances.............................. $ 61.0  $109.1
  Loans that do not have valuation allowances.......................   44.5    30.1
                                                                     ------  ------
       Subtotal.....................................................  105.5   139.2
Valuation allowances................................................   (6.5)  (17.5)
                                                                     ------  ------
       Impaired mortgage loans, net of valuation allowances......... $ 99.0  $121.7
                                                                     ======  ======

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

   During 2000 and 1999, the average recorded investment in impaired mortgage loans was approximately $219.0 million and $262.6 million, respectively including Closed Block mortgages. During 2000, 1999, and 1998, the Company recognized $19.5 million, $19.8 million, and $24.2 million, respectively, of interest income on impaired loans (see Note 20.)

   At December 31, 2000 and 1999, the carrying values of mortgage loans which were non-income producing for the twelve months preceding such dates were $13.3 million and $21.0 million, respectively.

   At December 31, 2000 and 1999, the Company had restructured mortgage loans of $68.7 million (excluding the Closed Block) and $100.1 million, respectively. Interest income of $5.5 million, $6.3 million and $13.0 million was recognized on

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES restructured mortgage loans in 2000, 1999, and 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $7.5 million, $11.6 million, and $18.1 million in 2000, 1999 and 1998, respectively.

   The following table summarizes the Company's real estate at December 31, 2000 and 1999:

                                                            As of December 31,
                                                            -----------------
                                                              2000      1999
                                                             ------    ------
                                                             ($ in millions)
   Real estate to be disposed of (1)....................... $196.0     $375.6
   Impairment writedowns...................................  (20.2)     (52.7)
   Valuation allowance.....................................   (4.5)     (22.0)
                                                             ------    ------
   Carrying value of real estate to be disposed of......... $171.3     $300.9
                                                             ------    ------
   Real estate held for investment (2)..................... $ 51.5     $ 57.0
   Impairment writedowns...................................  (10.8)     (10.8)
                                                             ------    ------
   Carrying value of real estate held for income production $ 40.7     $ 46.2
                                                             ------    ------
          Total real estate................................ $212.0     $347.1
                                                             ======    ======

----------
(1)Amounts presented as of December 31, 2000 and 1999 are net of $16.6 million and $42.1 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.
(2)Amounts presented as of December 31, 2000 and 1999 are net of $5.9 million and $5.9 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

   An analysis of the valuation allowances relating to real estate classified as to be disposed of for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                      2000    1999    1998
                                                     ------  ------  ------
                                                         ($ in millions)
   Balance, beginning of year....................... $ 22.0  $ 30.6  $ 82.7
   Increase due to transfers of properties to real
     estate to be disposed of during the year.......    0.5    11.0     1.7
   Increases (decreases) in valuation allowances
     from the end of the prior period on properties
     to be disposed of..............................    0.2     1.1     5.0
   Decrease as a result of transfers of valuation
     allowances to held for income production.......     --      --   (13.5)
   Decrease as a result of sale.....................  (18.2)  (20.7)  (45.3)
                                                     ------  ------  ------
          Balance, end of year...................... $  4.5  $ 22.0  $ 30.6
                                                     ======  ======  ======

   Real estate is net of accumulated depreciation of $86.0 million and $138.6 million for 2000 and 1999, respectively, and depreciation expense recorded was $2.2 million, $8.5 million and $26.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   At December 31, 2000 and 1999, the carrying value of real estate which was non-income producing for the twelve months preceding such dates was $14.9 million and $16.9 million, respectively. Approximately 57.7% of such real estate at December 31, 2000 consisted of land and the balance consisted of vacant buildings.

   The carrying value of impaired real estate as of December 31, 2000 and 1999 was $29.4 million and $84.2 million, respectively. The depreciated cost of such real estate as of December 31, 2000 and 1999 was $60.4 million and $147.7 million

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES before impairment writedowns of $31.0 million and $63.5 million, respectively. The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. Losses recorded during 2000, 1999, and 1998 related to impaired real estate aggregated $0.0 million, $0.0 million, and $5.9 million, respectively, and are included as a component of net realized gains on investments. Substantially all impaired real estate is allocated to the Protection Products segment.

14. Estimated Fair Value of Financial Instruments:

   The estimated fair values of the Company's financial instruments approximate their carrying amounts except for long-term debt as described below. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturities and Equity Securities

   The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments. Equity securities primarily consist of investments in common stocks and limited partnership interests. The fair values of the Company's investment in common stocks are determined based on quoted market prices, where available. The fair value of the Company's investments in limited partnership interests are based on amounts reported by such partnerships to the Company.

  Mortgage Loans

   The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy Loans

   Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

   The fair value of long-term debt at December 31, 2000 was $603.3 million and is determined based on contractual cash flows discounted at market rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk.

  Separate Account Assets and Liabilities

   The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  Investment-Type Contracts

   The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

15. Reinsurance:

   Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

   The Company has entered into coinsurance agreements with other insurers related to a portion of its extended term insurance, guaranteed interest contract and long-term disability claim liabilities and reinsures approximately 50% of its block of paid-up life insurance policies.

   The following table summarizes the effect of reinsurance for the years indicated:

                                                                                               2000    1999    1998
                                                                                              ------  ------  -------
                                                                                                  ($ in millions)
Direct premiums (includes $70.9, $74.4 and $78.4 of accident and health premiums for 2000,
  1999, and 1998, respectively).............................................................. $204.4  $181.6  $ 728.7
Reinsurance assumed..........................................................................    5.3     5.0      5.3
Reinsurance ceded (includes $(70.4), $(73.8), and $(78.2) of accident and health premiums for
  2000, 1999, and 1998, respectively)........................................................  (91.6)  (90.3)  (112.3)
                                                                                              ------  ------  -------
       Net premiums (1)...................................................................... $118.1  $ 96.3  $ 621.7
                                                                                              ======  ======  =======
Universal life and investment type product policy fee income ceded........................... $ 23.1  $ 14.4  $   8.9
                                                                                              ======  ======  =======
Policyholders' benefits ceded (2)............................................................ $ 79.2  $ 82.2  $ 107.3
                                                                                              ======  ======  =======
Interest credited to policyholders' account balances ceded................................... $  3.6  $  4.5  $   6.5
                                                                                              ======  ======  =======

----------
(1)Excludes Closed Block direct premiums of $601.6 and $639.9 and reinsurance ceded of $19.2 and $19.0 at December 31, 2000 and 1999, respectively.
(2)Excludes $28.7 million of Closed Block benefits ceded at December 31, 2000.

   The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

16. Debt:

   The Company's debt at December 31, 2000 and 1999 consists of the following:

                                   2000    1999
                                  ------  ------
                                  ($ in millions)
Surplus notes.................... $  2.0  $240.0
Real estate mortgage encumbrances   52.3    58.8
Senior Notes.....................  569.1      --
                                  ------  ------
                                  $623.4  $298.8
                                  ======  ======

  Surplus Notes

   On December 31, 1997, the Company issued the MONY Notes in connection with the Investment Agreement (see Note 2). The MONY Notes have a face amount of $115.0 million, a coupon rate of interest of 9.5% per annum, and mature on December 30, 2012. Interest on the MONY Notes is payable semi-annually and principal is payable at maturity. Payment of interest on the

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

MONY Notes may only be made upon the prior approval of the New York State Superintendent of Insurance. For each of the years in the period ended December 31, 2000, 1999 and 1998, the Company recorded interest expense of $2.1 million, $10.9 million and $10.9 million related the MONY Notes, respectively.

   On August 15, 1994, the Company issued Surplus Notes due August 15, 2024 with a face amount of $125.0 million. The notes were issued at a discount of approximately 42.1% from the principal amount payable at maturity, resulting in net proceeds after issuance expenses of approximately $70.0 million. The amount of such original issue discount represents a yield of 11.25% per annum for the period from August 15, 1994 until August 15, 1999. Interest on the notes did not accrue until August 15, 1999; thereafter, interest on the notes is scheduled to be paid on February 15 and August 15 of each year, commencing February 15, 2000, at a rate of 11.25% per annum. The Company amortizes the discount using the interest method. The Company recorded interest expense (including discount accretion) of $3.1 million, $13.5 million and $12.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   Payment of interest on the Surplus Notes may only be made upon the prior approval of the New York State Superintendent of Insurance.

   On January 12, 2000, the Holding Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register certain securities. This registration, known as a "Shelf Registration", provides the Company with the ability to offer various securities to the public, when it deems appropriate, to raise proceeds up to an amount not to exceed $1.0 billion in the aggregate for all issuances of securities thereunder. It is the intention of the Company to use this facility to raise proceeds for mergers and acquisitions and for other general corporate matters, as it considers necessary.

   On March 8, 2000, the Holding Company issued $300.0 million principal amount of senior notes (the "$300 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $300 million Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the $300 million Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the Company from the issuance of the $300 million Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the Holding Company to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes was retained by the Holding Company for general corporate purposes. In the third quarter of 2000, the Company repurchased another $6.5 million face amount of the 11.25% notes.

   To finance MONY Life's repurchase of the 9.5% Notes and the 11.25% Notes, the Holding Company, on March 8, 2000: (i) purchased two surplus notes from MONY Life (hereafter referred to as the "Inter-company Surplus Notes") to replace the 9.5% Notes and the 11.25% Notes. The terms of the Inter-company Surplus Notes are identical to the 9.5% Notes and the 11.25% notes, except that the Inter-company Surplus Notes were priced to yield a current market rate of interest and the inter-company surplus note issued to replace the $116.5 million face amount of the 11.25% Notes was issued at a face amount of $100.0 million and (ii) contributed capital to MONY Life in the amount of $65.0 million.

   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a pre-tax tax loss of $58.1 million ($37.7 million after tax) during 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the year ended December 31, 2000.

   On December 7, 2000, The MONY Group Inc. issued $275 million principal amount of senior notes (the "$275 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $275 million Senior Notes mature on December 15, 2005 and bear

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES interest at 7.45% per annum. The principal amount of the $275 million Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds, after deducting underwriting commissions and other expenses were used to fund the acquisition of Advest. See Note 4--Extraordinary Items.

  Real Estate Mortgage Encumbrances

   The Company has one mortgage loan on one of its estate properties. The interest rates in this loan is 8.85% and the loan matures in June 2001, with the option to extend the maturity. For the years ended December 31, 2000, 1999 and 1998, interest expense on mortgage loans aggregated $5.3 million, $5.0 million, and $9.0 million, respectively.

  Other

   During 1989, the Company entered into a transaction which is accounted for as a financing arrangement involving certain real estate properties held for investment. Pursuant to the terms of the agreement, the Company effectively pledged the real estate properties as collateral for a loan of approximately $35.0 million bearing simple interest at a rate of 8% per annum. The remaining obligation of $44.1 was paid in full on December 1, 1999. Interest expense on the obligation of $0.0 million, $3.4 million and $3.1 million, is reflected in Other Operating Costs and Expenses on the statements of income for the years ended December 31, 2000, 1999 and 1998 respectively.

   In 1988, the Company financed one of its real estate properties under a sales/leaseback arrangement. The facility was sold for $66.0 million, $56.0 million of which was in the form of an interest bearing note receivable and $10.0 million in cash. The note was originally due January 1, 2009, however, on December 1, 1999, the remaining balance of the interest bearing note of $44.2 was paid in full as part of the sale of the property to a third party. The transaction continues to be accounted for as a sale/leaseback arrangement, with the proceeds received from the sale, amortized into income over the life of the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.4 million in 2001, $7.6 million in 2002, $7.7 million in 2003, $7.9 million in 2004, $8.0 million in 2005 and $25.1 million for 2006 and thereafter. The Company has the option to renew the lease at the end of the lease term.

   Aggregate contractual debt service payments on the Company's debt at December 31, 2000 for 2001 and the succeeding four years are $46.6 million, $45.8 million, $45.8 million, $45.8 million and $320.8 million, respectively, and $417.4 million thereafter.

17. Off-Balance Sheet Risk and Concentration of Credit Risk:

  Financial Instruments with Off-Balance Sheet Risk:

   Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2000 and 1999, securities loaned by the Company under this agreement had a fair value of approximately $160.9 million and $61.5 million, respectively. The minimum collateral on securities loaned is 102 percent of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk:

   At December 31, 2000 and 1999, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 1.0% and 0.5%, respectively, of total cash and invested assets.

   The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 2000 are Consumer goods of $555.5 million (17.6%), Non-Government Asset/Mortgage Backed of $470.1 million (14.9%), and Public Utilities of $325.4 million (10.3%).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   At December 31, 1999 the industries that comprise 10% or more of the carrying value of the fixed maturity securities were Non-Government Asset/Mortgage-Backed of $490.6 million (16.0%), Consumer Goods and Services of $462.0 million (15.1%), Public Utilities of $335.5 million (10.9%), Other Manufacturing of $305.4 million (10.0%).

   The Company holds below investment grade fixed maturity securities with a carrying value of $390.7 million at December 31, 2000. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1999, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $308.3 million.

   The Company has significant investments in commercial and agricultural mortgage loans and real estate (including joint ventures and partnerships). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 2000 and 1999 are as follows:

                       2000            1999
                  --------------  --------------
                          ($ in millions)
Geographic Region
Mountain......... $  331.5  23.7% $  319.7  19.8%
Southeast........    281.1  20.0     307.3  19.0
Midwest..........    250.9  17.9     290.4  17.9
West.............    249.5  17.8     323.3  20.0
Northeast........    208.6  14.9     234.7  14.5
Southwest........     79.1   5.7     142.1   8.8
                  -------- -----  -------- -----
 Total........... $1,400.7 100.0% $1,617.5 100.0%
                  ======== =====  ======== =====

                                  APPENDIX A

                         DEATH BENEFIT PERCENTAGE FOR
                  GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

             Applicable
Attained Age Percentage
------------ ----------
40 and Under    250%
41..........    243
42..........    236
43..........    229
44..........    222
45..........    215
46..........    209
47..........    203
48..........    197
49..........    191
50..........    185
51..........    178
52..........    171
53..........    164
54..........    157
55..........    150
56..........    146
57..........    142
58..........    138
59..........    134
60..........    130
61..........    128
62..........    126
63..........    124
64..........    122
65..........    120
66..........    119
67..........    118
68..........    117
69..........    116
70..........    115
71..........    113
72..........    111
73..........    109
74..........    107
75-90.......    105
91..........    104
92..........    103
93..........    102
94-100......    101

                                  Appendix B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

               Preferred NonSmoker          Preferred Smoker
           --------------------------- ---------------------------
                Specified Amount            Specified Amount
           --------------------------- ---------------------------
Issue Age
of Younger 100,000- 500,000- 1 million 100,000- 500,000- 1 million
 Insured   499,999  999,999  and over  499,999  999,999  and over
---------- -------- -------- --------- -------- -------- ---------
    18      0.050    0.050     0.040    0.060    0.050     0.040
-------------------------------------------------------------------
    20      0.050    0.050     0.040    0.060    0.050     0.040
    25      0.060    0.050     0.040    0.060    0.050     0.050
-------------------------------------------------------------------
    30      0.060    0.050     0.050    0.070    0.060     0.050
    35      0.070    0.060     0.050    0.070    0.060     0.060
-------------------------------------------------------------------
    40      0.060    0.070     0.060    0.060    0.070     0.060
    45      0.090    0.080     0.070    0.090    0.090     0.080
-------------------------------------------------------------------
    50      0.110    0.100     0.090    0.120    0.110     0.100
    55      0.140    0.130     0.110    0.140    0.130     0.120
-------------------------------------------------------------------
    60      0.170    0.160     0.140    0.180    0.170     0.150
    65      0.220    0.210     0.180    0.230    0.220     0.190
-------------------------------------------------------------------
    70      0.270    0.270     0.240    0.270    0.270     0.250
    75      0.310    0.300     0.280    0.310    0.300     0.280
-------------------------------------------------------------------
    80      0.360    0.350     0.340    0.360    0.350     0.340
    85      0.360    0.350     0.340    0.360    0.350     0.340

               Standard NonSmoker            Standard Smoker
           --------------------------- ---------------------------
                Specified Amount            Specified Amount
           --------------------------- ---------------------------
Issue Age
of Younger 100,000- 500,000- 1 million 100,000- 500,000- 1 million
 Insured   499,999  999,999  and over  499,999  999,999  and over
---------- -------- -------- --------- -------- -------- ---------
    18      0.060    0.050     0.040    0.060    0.050     0.040
-------------------------------------------------------------------
    20      0.060    0.050     0.040    0.060    0.050     0.040
    25      0.060    0.060     0.050    0.060    0.050     0.050
-------------------------------------------------------------------
    30      0.070    0.060     0.050    0.070    0.060     0.050
    35      0.070    0.060     0.060    0.070    0.060     0.060
-------------------------------------------------------------------
    40      0.080    0.070     0.060    0.080    0.070     0.060
    45      0.090    0.090     0.080    0.090    0.080     0.080
-------------------------------------------------------------------
    50      0.120    0.110     0.100    0.120    0.110     0.100
    55      0.140    0.140     0.120    0.150    0.140     0.130
-------------------------------------------------------------------
    60      0.180    0.170     0.150    0.190    0.180     0.160
    65      0.230    0.220     0.190    0.250    0.240     0.210
-------------------------------------------------------------------
    70      0.270    0.270     0.250    0.300    0.290     0.260
    75      0.310    0.300     0.280    0.310    0.310     0.300
-------------------------------------------------------------------
    80      0.360    0.350     0.340    0.370    0.360     0.350
    85      0.360    0.350     0.340    0.370    0.360     0.350

             Factors for interim ages are available upon request.

                                  Appendix C

               ILLUSTRATIONS OF DEATH PROCEEDS, FUND VALUES AND
                       CASH VALUES, AND PREMIUM OUTLAYS

   The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

   The Policies illustrated include the following:


                                                               Death
                                                              Benefit Specified See
Sex  Age  Underwriting Class   Sex   Age  Underwriting Class  Option   Amount   Page
---- --- -------------------- ------ --- -------------------- ------- --------- ----
Male 45  Preferred Non-smoker Female 45  Preferred Non-smoker    1    $200,000  C-4
Male 45  Preferred Non-smoker Female 45  Preferred Non-smoker    2    $200,000  C-14


   The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

   The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges. The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.

   The tables illustrate cost of insurance and expense charges at both current rates (which are described under Cost of Insurance) and at the maximum rates guaranteed in the Policies. The amounts shown at the end of each Policy year reflect a daily charge against the Funds as well as those assessed against the Subaccounts. These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis.


   The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of 0.93% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. For a detailed description of actual expenses and expense reimbursements, see page 3. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included on the tables.



   The effect of these investment management and direct expenses on a 0% gross rate of return would result in a net rate of return of -0.93%, on 6% it would be 5.07%, and on 12% it would be 11.07%.


   The tables assume the deduction of charges including administrative and sales charges. There are tables for the Policies listed in the chart above for death benefit Options 1 or 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

   The following are descriptions of Table columns and key terms:

   Age: Younger Insured's attained age at the end of the policy year

   Premium Outlay: The annualized out-of-pocket premium payments for each policy year including scheduled and any anticipated unscheduled premium payments. Premium payments are assumed to be paid at the beginning of each premium paying period. Amounts of surrenders and loans plus loan interest if any, are shown on the pages captioned "Premiums, Full Surrender and Policy Loans".

   Premium Accumulated at 5%: is equal to the premiums compounded at an annual effective rate of 5% and is shown at the end of the year.

Guaranteed Charges at 0.00%, 6.00% or 12.00%

   Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first ten years.

   Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first ten years.

   Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year, assuming a 0.00%, 6.00% or 12,00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

Current charges at 0.00%, 6.00% or 12.00%

   Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first ten years.

   Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first ten years.

   Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates.

   The Company will furnish, upon request, a comparable illustration based on the age and sex of the proposed Insured, standard Premium Class assumptions and an initial Specified Amount and Scheduled Premium Payments of the applicant's choice. If a Policy is purchased, an individualized illustration will be delivered reflecting the Scheduled Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide upon request an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.


   The following is the page of supplemental footnotes to each of the flexible premium variable life to age 100 numeric summary and standard ledger statements which follow and which begin on pages C-4.

            STANDARD LEDGER STATEMENT -- SUPPLEMENTAL FOOTNOTE PAGE
                           MONY Custom Estate Master
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
                          MONY Life Insurance Company

Additional Information

   These policies have been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as a modified endowment.

   This illustration has been checked against federal tax laws relating to their definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or a change in death benefit option 2 to death benefit option 1 and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment policy, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

                              GUIDELINE PREMIUMS

                                           Death
                                          Benefit Specified Initial Guideline Initial Guideline
Sex  Age  Underwriting Class    Sex   Age Option   Amount    Single Premium    Annual Premium
---- --- --------------------- ------ --- ------- --------- ----------------- -----------------
Male 45  Preferred, Non-Smoker Female 45     1    $200,000     $27,638.77         $2,354.33
Male 45  Preferred, Non-Smoker Female 45     2    $200,000     $27,638.77         $9,194.28

   Values shown on these illustrations are based on a specified amount of $200,000 and on a policyowner tax bracket of 0%.

   Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflect the effect of all loans and surrenders. The death proceeds, fund value and value upon surrender will differ if premiums are paid in different amounts, frequencies, or not on the due date.

   The policy's cash value is net of any applicable surrender charge.

   Premiums less the following deductions are added to the fund value:

      1. A premium tax charge of 0.8% of gross premiums in all policy years.

      2. A sales charge on the gross premiums. The sales charges equal 6% of each premium dollar paid up to the Target Premium in years 1-10, 2% of premium paid in excess of Target Premium in years 1-10, and 2% of all premiums after the tenth Policy year.

      3. A DAC tax charge of 1.25% of gross premiums in all policy years. No charge will be deducted where premiums received are not subject to this tax.

   Those columns assuming guaranteed charges use the current monthly mortality charges, current monthly administrative charges, current charges for mortality and expense risks, current charges for rider benefits, if any, and current premium sales charge ("current charges" for the first year) as well as the assumed hypothetical gross annual investment return indicated. Thereafter these columns use guaranteed monthly mortality charges, guaranteed monthly administrative charges, guaranteed charges for mortality and expense risks, guaranteed charges for rider benefits if any, guaranteed maximum premium sales charge, and the assumed hypothetical gross annual investment return indicated. Those columns assuming current charges are based upon "current charges" and the assumed hypothetical gross annual investment return indicated.

   The current charges declared by MONY Life Insurance Company are guaranteed for the first policy year and apply to policies issued as of the illustration preparation date and could change between the preparation date and the date the policy is issued. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      1,124       0    716 200,000       0    716 200,000       0    716 200,000
   5      1,124   2,750  3,424 200,000   2,750  3,424 200,000   2,801  3,475 200,000
   10     1,124   6,255  6,367 200,000   6,255  6,367 200,000   6,539  6,651 200,000
   20     1,124  11,348 11,348 200,000  11,348 11,348 200,000  13,559 13,559 200,000
@ Age 70  1,124   9,003  9,003 200,000   9,003  9,003 200,000  14,965 14,965 200,000
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 37 based on current charges and a gross investment return of 0.00%.

Applicant's or   We have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told us that they are not guaranteed.


                 --------------------------------------------------------   ----------------
                 Signature of Applicant or Policyowner                       Date


                 --------------------------------------------------------   ----------------
                 Signature of Applicant or Policyowner                       Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 --------------------------------------------------------   ----------------
                 Signature of Representative                                 Date

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1   1,124       0    716 200,000       0    716 200,000       0    716 200,000
  2   1,124     405  1,416 200,000     405  1,416 200,000     410  1,422 200,000
  3   1,124   1,203  2,101 200,000   1,203  2,101 200,000   1,218  2,117 200,000
  4   1,124   1,985  2,771 200,000   1,985  2,771 200,000   2,015  2,802 200,000
  5   1,124   2,750  3,424 200,000   2,750  3,424 200,000   2,801  3,475 200,000
  6   1,124   3,497  4,059 200,000   3,497  4,059 200,000   3,575  4,137 200,000
  7   1,124   4,223  4,673 200,000   4,223  4,673 200,000   4,337  4,787 200,000
  8   1,124   4,927  5,264 200,000   4,927  5,264 200,000   5,086  5,423 200,000
  9   1,124   5,606  5,830 200,000   5,606  5,830 200,000   5,821  6,045 200,000
 10   1,124   6,255  6,367 200,000   6,255  6,367 200,000   6,539  6,651 200,000
 11   1,124   7,130  7,130 200,000   7,130  7,130 200,000   7,497  7,497 200,000
 12   1,124   7,853  7,853 200,000   7,853  7,853 200,000   8,318  8,318 200,000
 13   1,124   8,532  8,532 200,000   8,532  8,532 200,000   9,109  9,109 200,000
 14   1,124   9,162  9,162 200,000   9,162  9,162 200,000   9,868  9,868 200,000
 15   1,124   9,736  9,736 200,000   9,736  9,736 200,000  10,592 10,592 200,000
 16   1,124  10,245 10,245 200,000  10,245 10,245 200,000  11,277 11,277 200,000
 17   1,124  10,678 10,678 200,000  10,678 10,678 200,000  11,921 11,921 200,000
 18   1,124  11,019 11,019 200,000  11,019 11,019 200,000  12,518 12,518 200,000
 19   1,124  11,249 11,249 200,000  11,249 11,249 200,000  13,066 13,066 200,000
 20   1,124  11,348 11,348 200,000  11,348 11,348 200,000  13,559 13,559 200,000
 21   1,124  11,292 11,292 200,000  11,292 11,292 200,000  13,996 13,996 200,000
 22   1,124  11,058 11,058 200,000  11,058 11,058 200,000  14,363 14,363 200,000
 23   1,124  10,620 10,620 200,000  10,620 10,620 200,000  14,647 14,647 200,000
 24   1,124   9,949  9,949 200,000   9,949  9,949 200,000  14,849 14,849 200,000
 25   1,124   9,003  9,003 200,000   9,003  9,003 200,000  14,965 14,965 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option:
Specified Amount for Option 1 . TP: $1,123.67 . GPT                Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26   1,124   7,727  7,727 200,000   7,727  7,727 200,000  14,976 14,976 200,000
 27   1,124   6,045  6,045 200,000   6,045  6,045 200,000  14,865 14,865 200,000
 28   1,124   3,854  3,854 200,000   3,854  3,854 200,000  14,610 14,610 200,000
 29   1,124   1,030  1,030 200,000   1,030  1,030 200,000  14,155 14,155 200,000
 30   1,124  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  13,457 13,457 200,000
 31   1,124                                                12,488 12,488 200,000
 32   1,124                                                11,198 11,198 200,000
 33   1,124                                                 9,521  9,521 200,000
 34   1,124                                                 7,445  7,445 200,000
 35   1,124                                                 5,173  5,173 200,000
 36   1,124                                                 2,730  2,730 200,000
 37       0                                                LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared on 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 TP: $1,123.67 . GPT                                              Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary     The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      1,124       0    716 200,000       0    768 200,000       0    768 200,000
   5      1,124   2,750  3,424 200,000   3,472  4,146 200,000   3,528  4,202 200,000
   10     1,124   6,255  6,367 200,000   8,950  9,062 200,000   9,285  9,397 200,000
   20     1,124  11,348 11,348 200,000  23,082 23,082 200,000  25,969 25,969 200,000
@ Age 70  1,124   9,003  9,003 200,000  28,056 28,056 200,000  35,769 35,769 200,000
@ Age 85  1,124  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  51,868 51,868 200,000
@ Age 90  1,124  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  28,031 28,031 200,000

* Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 35 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 48 based on current charges and a gross investment return of 6.00%.

Applicant's or   We have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told us that they are not guaranteed.


                 --------------------------------------------------------        ----------------
                 Signature of Applicant or Policyowner                           Date


                 --------------------------------------------------------        ----------------
                 Signature of Applicant or Policyowner                           Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 --------------------------------------------------------        ----------------
                 Signature of Representative                                     Date

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option:
Specified Amount for Option 1 . TP: $1,123.67 . GPT               Form # C1-98
Initial Modal Premium: $1,123.67 .  Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY



Standard Ledger Statement

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1   1,124       0    716 200,000       0    768 200,000       0    768 200,000
  2   1,124     405  1,416 200,000     554  1,565 200,000     559  1,571 200,000
  3   1,124   1,203  2,101 200,000   1,495  2,393 200,000   1,511  2,410 200,000
  4   1,124   1,985  2,771 200,000   2,467  3,254 200,000   2,500  3,287 200,000
  5   1,124   2,750  3,424 200,000   3,472  4,146 200,000   3,528  4,202 200,000
  6   1,124   3,497  4,059 200,000   4,509  5,070 200,000   4,596  5,158 200,000
  7   1,124   4,223  4,673 200,000   5,576  6,026 200,000   5,705  6,155 200,000
  8   1,124   4,927  5,264 200,000   6,673  7,010 200,000   6,856  7,193 200,000
  9   1,124   5,606  5,830 200,000   7,799  8,023 200,000   8,049  8,274 200,000
 10   1,124   6,255  6,367 200,000   8,950  9,062 200,000   9,285  9,397 200,000
 11   1,124   7,130  7,130 200,000  10,392 10,392 200,000  10,831 10,831 200,000
 12   1,124   7,853  7,853 200,000  11,754 11,754 200,000  12,317 12,317 200,000
 13   1,124   8,532  8,532 200,000  13,146 13,146 200,000  13,854 13,854 200,000
 14   1,124   9,162  9,162 200,000  14,563 14,563 200,000  15,443 15,443 200,000
 15   1,124   9,736  9,736 200,000  15,999 15,999 200,000  17,080 17,080 200,000
 16   1,124  10,245 10,245 200,000  17,448 17,448 200,000  18,767 18,767 200,000
 17   1,124  10,678 10,678 200,000  18,898 18,898 200,000  20,500 20,500 200,000
 18   1,124  11,019 11,019 200,000  20,333 20,333 200,000  22,280 22,280 200,000
 19   1,124  11,249 11,249 200,000  21,735 21,735 200,000  24,103 24,103 200,000
 20   1,124  11,348 11,348 200,000  23,082 23,082 200,000  25,969 25,969 200,000
 21   1,124  11,292 11,292 200,000  24,350 24,350 200,000  27,876 27,876 200,000
 22   1,124  11,058 11,058 200,000  25,513 25,513 200,000  29,816 29,816 200,000
 23   1,124  10,620 10,620 200,000  26,542 26,542 200,000  31,776 31,776 200,000
 24   1,124   9,949  9,949 200,000  27,405 27,405 200,000  33,761 33,761 200,000
 25   1,124   9,003  9,003 200,000  28,056 28,056 200,000  35,769 35,769 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)

End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26   1,124   7,727  7,727 200,000  28,436 28,436 200,000  37,783 37,783 200,000
 27   1,124   6,045  6,045 200,000  28,465 28,465 200,000  39,793 39,793 200,000
 28   1,124   3,854  3,854 200,000  28,034 28,034 200,000  41,778 41,778 200,000
 29   1,124   1,030  1,030 200,000  27,012 27,012 200,000  43,692 43,692 200,000
 30   1,124  LAPSED LAPSED  LAPSED  25,244 25,244 200,000  45,499 45,499 200,000
 31   1,124                         22,551 22,551 200,000  47,173 47,173 200,000
 32   1,124                         18,724 18,724 200,000  48,673 48,673 200,000
 33   1,124                         13,513 13,513 200,000  49,943 49,943 200,000
 34   1,124                          6,601  6,601 200,000  50,968 50,968 200,000
 35   1,124                         LAPSED LAPSED  LAPSED  51,910 51,910 200,000
 36   1,124                                                52,785 52,785 200,000
 37   1,124                                                53,322 53,322 200,000
 38   1,124                                                53,455 53,455 200,000
 39   1,124                                                53,025 53,025 200,000
 40   1,124                                                51,868 51,868 200,000
 41   1,124                                                49,870 49,870 200,000
 42   1,124                                                46,808 46,808 200,000
 43   1,124                                                42,419 42,419 200,000
 44   1,124                                                36,308 36,308 200,000
 45   1,124                                                28,031 28,031 200,000
 46   1,124                                                17,007 17,007 200,000
 47   1,124                                                 2,463  2,463 200,000
 48       0                                                LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary    The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*     Guaranteed Charges**      Current Charges***
                 ---------------------- ------------------------ ------------------------
                   0.00% (-0.93% Net)     12.00% (11.07% Net)      12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death    Cash    Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds  Value   Value  Proceeds  Value   Value  Proceeds

   1      1,124       0    716 200,000        0     820 200,000        0     820 200,000
   5      1,124   2,750  3,424 200,000    4,322   4,996 200,000    4,383   5,058 200,000
   10     1,124   6,255  6,367 200,000   12,844  12,957 200,000   13,242  13,355 200,000
   20     1,124  11,348 11,348 200,000   49,035  49,035 200,000   52,902  52,902 200,000
@ Age 70  1,124   9,003  9,003 200,000   82,355  82,355 200,000   92,413  92,413 200,000
@ Age 85  1,124  LAPSED LAPSED  LAPSED  368,941 368,941 387,388  447,897 447,897 470,292
@ Age 90  1,124  LAPSED LAPSED  LAPSED  597,063 597,063 626,916  742,286 742,286 779,400

* Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   We have received a copy of this illustration and understand that any not-
Policyowner's    guaranteed elements are subject to change and could be either higher or lower.
Acknowledgement  The agent has told us that they are not guaranteed.


                 --------------------------------------------------------   ----------------
                 Signature of Applicant or Policyowner                      Date


                 --------------------------------------------------------   ----------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 --------------------------------------------------------   ----------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)    12.00% (11.07% Net)    12.00% (11.07% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1   1,124       0    716 200,000       0    820 200,000       0    820 200,000
  2   1,124     405  1,416 200,000     709  1,720 200,000     715  1,726 200,000
  3   1,124   1,203  2,101 200,000   1,812  2,711 200,000   1,829  2,728 200,000
  4   1,124   1,985  2,771 200,000   3,013  3,800 200,000   3,048  3,835 200,000
  5   1,124   2,750  3,424 200,000   4,322  4,996 200,000   4,383  5,058 200,000
  6   1,124   3,497  4,059 200,000   5,748  6,310 200,000   5,846  6,408 200,000
  7   1,124   4,223  4,673 200,000   7,302  7,752 200,000   7,448  7,898 200,000
  8   1,124   4,927  5,264 200,000   8,995  9,332 200,000   9,205  9,542 200,000
  9   1,124   5,606  5,830 200,000  10,838 11,063 200,000  11,131 11,356 200,000
 10   1,124   6,255  6,367 200,000  12,844 12,957 200,000  13,242 13,355 200,000
 11   1,124   7,130  7,130 200,000  15,305 15,305 200,000  15,834 15,834 200,000
 12   1,124   7,853  7,853 200,000  17,875 17,875 200,000  18,564 18,564 200,000
 13   1,124   8,532  8,532 200,000  20,686 20,686 200,000  21,567 21,567 200,000
 14   1,124   9,162  9,162 200,000  23,760 23,760 200,000  24,871 24,871 200,000
 15   1,124   9,736  9,736 200,000  27,118 27,118 200,000  28,504 28,504 200,000
 16   1,124  10,245 10,245 200,000  30,786 30,786 200,000  32,500 32,500 200,000
 17   1,124  10,678 10,678 200,000  34,786 34,786 200,000  36,895 36,895 200,000
 18   1,124  11,019 11,019 200,000  39,144 39,144 200,000  41,728 41,728 200,000
 19   1,124  11,249 11,249 200,000  43,884 43,884 200,000  47,047 47,047 200,000
 20   1,124  11,348 11,348 200,000  49,035 49,035 200,000  52,902 52,902 200,000
 21   1,124  11,292 11,292 200,000  54,631 54,631 200,000  59,350 59,350 200,000
 22   1,124  11,058 11,058 200,000  60,710 60,710 200,000  66,451 66,451 200,000
 23   1,124  10,620 10,620 200,000  67,320 67,320 200,000  74,270 74,270 200,000
 24   1,124   9,949  9,949 200,000  74,515 74,515 200,000  82,893 82,893 200,000
 25   1,124   9,003  9,003 200,000  82,355 82,355 200,000  92,413 92,413 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                           Guaranteed Charges                       Current Charges
             ----------------------------------------------- -----------------------------
               0.00% (-0.93% Net)     12.00% (11.07% Net)         12.00% (11.07% Net)
End
 of  Premium Cash   Fund    Death    Cash    Fund    Death     Cash      Fund     Death
Year Outlay  Value  Value  Proceeds  Value   Value  Proceeds   Value     Value   Proceeds
 26   1,124   7,727  7,727 200,000   90,906  90,906 200,000    102,927   102,927   200,000
 27   1,124   6,045  6,045 200,000  100,242 100,242 200,000    114,551   114,551   200,000
 28   1,124   3,854  3,854 200,000  110,454 110,454 200,000    127,413   127,413   200,000
 29   1,124   1,030  1,030 200,000  121,656 121,656 200,000    141,655   141,655   200,000
 30   1,124  LAPSED LAPSED  LAPSED  134,006 134,006 200,000    157,455   157,455   200,000
 31   1,124                         147,717 147,717 200,000    175,033   175,033   200,000
 32   1,124                         163,077 163,077 200,000    194,645   194,645   204,377
 33   1,124                         180,468 180,468 200,000    216,401   216,401   227,221
 34   1,124                         200,300 200,300 210,315    240,443   240,443   252,465
 35   1,124                         222,263 222,263 233,376    267,022   267,022   280,373
 36   1,124                         246,421 246,421 258,742    296,406   296,406   311,226
 37   1,124                         272,964 272,964 286,612    328,863   328,863   345,306
 38   1,124                         302,091 302,091 317,196    364,705   364,705   382,940
 39   1,124                         334,011 334,011 350,711    404,262   404,262   424,476
 40   1,124                         368,941 368,941 387,388    447,897   447,897   470,292
 41   1,124                         407,110 407,110 427,466    496,011   496,011   520,812
 42   1,124                         448,756 448,756 471,194    549,032   549,032   576,484
 43   1,124                         494,127 494,127 518,833    607,421   607,421   637,792
 44   1,124                         543,477 543,477 570,651    671,662   671,662   705,245
 45   1,124                         597,063 597,063 626,916    742,286   742,286   779,400
 46   1,124                         655,133 655,133 687,890    819,857   819,857   860,850
 47   1,124                         719,700 719,700 748,488    905,744   905,744   941,974
 48   1,124                         791,900 791,900 815,657  1,001,055 1,001,055 1,031,087
 49   1,124                         873,161 873,161 890,624  1,107,164 1,107,164 1,129,308
 50   1,124                         965,362 965,362 975,015  1,225,625 1,225,625 1,237,881

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company,The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                             Guaranteed Charges                        Current Charges
             -------------------------------------------------- -----------------------------
              0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End
 of  Premium Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Outlay  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 51   1,124                       1,066,720 1,066,720 1,077,387 1,356,534 1,356,534 1,370,099
 52   1,124                       1,177,708 1,177,708 1,189,485 1,501,149 1,501,149 1,516,160
 53   1,124                       1,298,111 1,298,111 1,311,092 1,660,924 1,660,924 1,677,533
 54   1,124                       1,428,838 1,428,838 1,443,127 1,837,425 1,837,425 1,855,800
 55   1,124                       1,572,621 1,572,621 1,588,347 2,032,386 2,032,386 2,052,709

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
1 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      1,124       0    716 200,716       0    716 200,716       0    716 200,716
   5      1,124   2,749  3,423 203,423   2,749  3,423 203,423   2,801  3,475 203,475
   10     1,124   6,244  6,356 206,356   6,244  6,356 206,356   6,536  6,648 206,648
   20     1,124  11,141 11,141 211,141  11,141 11,141 211,141  13,460 13,460 213,460
@ Age 70  1,124   8,435  8,435 208,435   8,435  8,435 208,435  14,667 14,667 214,667
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 37 based on current charges and a gross investment return of 0.00%.

Applicant's or   We have received a copy of this illustration and understand that any not-
Policyowner's    guaranteed elements are subject to change and could be either higher or lower.
Acknowledgement  The agent has told us that they are not guaranteed.


                 --------------------------------------------------------   ----------------
                 Signature of Applicant or Policyowner                      Date


                 --------------------------------------------------------   ----------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 --------------------------------------------------------   ----------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual .  Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1   1,124       0    716 200,716       0    716 200,716       0    716 200,716
  2   1,124     405  1,416 201,416     405  1,416 201,416     410  1,422 201,422
  3   1,124   1,202  2,101 202,101   1,202  2,101 202,101   1,218  2,117 202,117
  4   1,124   1,984  2,771 202,771   1,984  2,771 202,771   2,015  2,802 202,802
  5   1,124   2,749  3,423 203,423   2,749  3,423 203,423   2,801  3,475 203,475
  6   1,124   3,495  4,057 204,057   3,495  4,057 204,057   3,575  4,137 204,137
  7   1,124   4,220  4,670 204,670   4,220  4,670 204,670   4,337  4,786 204,786
  8   1,124   4,923  5,260 205,260   4,923  5,260 205,260   5,085  5,422 205,422
  9   1,124   5,598  5,823 205,823   5,598  5,823 205,823   5,818  6,043 206,043
 10   1,124   6,244  6,356 206,356   6,244  6,356 206,356   6,536  6,648 206,648
 11   1,124   7,115  7,115 207,115   7,115  7,115 207,115   7,492  7,492 207,492
 12   1,124   7,831  7,831 207,831   7,831  7,831 207,831   8,310  8,310 208,310
 13   1,124   8,501  8,501 208,501   8,501  8,501 208,501   9,097  9,097 209,097
 14   1,124   9,120  9,120 209,120   9,120  9,120 209,120   9,851  9,851 209,851
 15   1,124   9,679  9,679 209,679   9,679  9,679 209,679  10,569 10,569 210,569
 16   1,124  10,170 10,170 210,170  10,170 10,170 210,170  11,245 11,245 211,245
 17   1,124  10,579 10,579 210,579  10,579 10,579 210,579  11,877 11,877 211,877
 18   1,124  10,892 10,892 210,892  10,892 10,892 210,892  12,459 12,459 212,459
 19   1,124  11,086 11,086 211,086  11,086 11,086 211,086  12,988 12,988 212,988
 20   1,124  11,141 11,141 211,141  11,141 11,141 211,141  13,460 13,460 213,460
 21   1,124  11,032 11,032 211,032  11,032 11,032 211,032  13,869 13,869 213,869
 22   1,124  10,734 10,734 210,734  10,734 10,734 210,734  14,204 14,204 214,204
 23   1,124  10,224 10,224 210,224  10,224 10,224 210,224  14,449 14,449 214,449
 24   1,124   9,470  9,470 209,470   9,470  9,470 209,470  14,604 14,604 214,604
 25   1,124   8,435  8,435 208,435   8,435  8,435 208,435  14,667 14,667 214,667

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26   1,124   7,066  7,066 207,066   7,066  7,066 207,066  14,616 14,616 214,616
 27   1,124   5,291  5,291 205,291   5,291  5,291 205,291  14,435 14,435 214,435
 28   1,124   3,021  3,021 203,021   3,021  3,021 203,021  14,099 14,099 214,099
 29   1,124     148    148 200,148     148    148 200,148  13,550 13,550 213,550
 30   1,124  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  12,743 12,743 212,743
 31   1,124                                                11,655 11,655 211,655
 32   1,124                                                10,235 10,235 210,235
 33   1,124                                                 8,424  8,424 208,424
 34   1,124                                                 6,221  6,221 206,221
 35   1,124                                                 3,851  3,851 203,851
 36   1,124                                                 1,345  1,345 201,345
 37       0                                                LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary    The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      1,124       0    716 200,716       0    768 200,768       0    768 200,768
   5      1,124   2,749  3,423 203,423   3,471  4,145 204,145   3,528  4,202 204,202
   10     1,124   6,244  6,356 206,356   8,933  9,046 209,046   9,280  9,393 209,393
   20     1,124  11,141 11,141 211,141  22,644 22,644 222,644  25,765 25,765 225,765
@ Age 70  1,124   8,435  8,435 208,435  26,475 26,475 226,475  35,021 35,021 235,021
@ Age 85  1,124  Lapsed Lapsed  Lapsed  Lapsed Lapsed  Lapsed  36,581 36,581 236,581
@ Age 90      0  Lapsed Lapsed  Lapsed  Lapsed Lapsed  Lapsed  Lapsed Lapsed  Lapsed

* Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 34 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 45 based on current charges and a gross investment return of 6.00%.

Applicant's or   We have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told us that they are not guaranteed.
                 ----------------------------------------------------------- ------------------------
                 Signature of Applicant or Policyowner                       Date
                 ----------------------------------------------------------- ------------------------
                 Signature of Applicant or Policyowner                       Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                 ----------------------------------------------------------- ------------------------
                 Signature of Representative                                 Date

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount: $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1   1,124       0    716 200,716       0    768 200,768       0    768 200,768
  2   1,124     405  1,416 201,416     554  1,565 201,565     559  1,571 201,571
  3   1,124   1,202  2,101 202,101   1,494  2,393 202,393   1,511  2,410 202,410
  4   1,124   1,984  2,771 202,771   2,467  3,253 203,253   2,500  3,287 203,287
  5   1,124   2,749  3,423 203,423   3,471  4,145 204,145   3,528  4,202 204,202
  6   1,124   3,495  4,057 204,057   4,506  5,068 205,068   4,596  5,157 205,157
  7   1,124   4,220  4,670 204,670   5,572  6,022 206,022   5,704  6,153 206,153
  8   1,124   4,923  5,260 205,260   6,667  7,004 207,004   6,854  7,191 207,191
  9   1,124   5,598  5,823 205,823   7,788  8,013 208,013   8,046  8,271 208,271
 10   1,124   6,244  6,356 206,356   8,933  9,046 209,046   9,280  9,393 209,393
 11   1,124   7,115  7,115 207,115  10,368 10,368 210,368  10,823 10,823 210,823
 12   1,124   7,831  7,831 207,831  11,719 11,719 211,719  12,306 12,306 212,306
 13   1,124   8,501  8,501 208,501  13,095 13,095 213,095  13,836 13,836 213,836
 14   1,124   9,120  9,120 209,120  14,491 14,491 214,491  15,415 15,415 215,415
 15   1,124   9,679  9,679 209,679  15,900 15,900 215,900  17,041 17,041 217,041
 16   1,124  10,170 10,170 210,170  17,312 17,312 217,312  18,710 18,710 218,710
 17   1,124  10,579 10,579 210,579  18,713 18,713 218,713  20,420 20,420 220,420
 18   1,124  10,892 10,892 210,892  20,086 20,086 220,086  22,168 22,168 222,168
 19   1,124  11,086 11,086 211,086  21,404 21,404 221,404  23,951 23,951 223,951
 20   1,124  11,141 11,141 211,141  22,644 22,644 222,644  25,765 25,765 225,765
 21   1,124  11,032 11,032 211,032  23,773 23,773 223,773  27,607 27,607 227,607
 22   1,124  10,734 10,734 210,734  24,759 24,759 224,759  29,464 29,464 229,464
 23   1,124  10,224 10,224 210,224  25,568 25,568 225,568  31,319 31,319 231,319
 24   1,124   9,470  9,470 209,470  26,158 26,158 226,158  33,173 33,173 233,173
 25   1,124   8,435  8,435 208,435  26,475 26,475 226,475  35,021 35,021 235,021

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option:
Specified Amount for Option 2 . TP: $1,123.67 . GPT                Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26   1,124   7,066  7,066 207,066  26,448 26,448 226,448  36,839 36,839 236,839
 27   1,124   5,291  5,291 205,291  25,983 25,983 225,983  38,607 38,607 238,607
 28   1,124   3,021  3,021 203,021  24,962 24,962 224,962  40,297 40,297 240,297
 29   1,124     148    148 200,148  23,241 23,241 223,241  41,841 41,841 241,841
 30   1,124  LAPSED LAPSED  LAPSED  20,665 20,665 220,665  43,186 43,186 243,186
 31   1,124                         17,065 17,065 217,065  44,292 44,292 244,292
 32   1,124                         12,268 12,268 212,268  45,094 45,094 245,094
 33   1,124                          6,091  6,091 206,091  45,512 45,512 245,512
 34   1,124                         LAPSED LAPSED  LAPSED  45,521 45,521 245,521
 35   1,124                                                45,329 45,329 245,329
 36   1,124                                                44,956 44,956 244,956
 37   1,124                                                44,032 44,032 244,032
 38   1,124                                                42,464 42,464 242,464
 39   1,124                                                40,047 40,047 240,047
 40   1,124                                                36,581 36,581 236,581
 41   1,124                                                31,959 31,959 231,959
 42   1,124                                                25,951 25,951 225,951
 43   1,124                                                18,333 18,333 218,333
 44   1,124                                                 8,775  8,775 208,775
 45       0                                                LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option:
Specified Amount for Option 2 . TP: $1,123.67 . GPT                Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*     Guaranteed Charges**      Current Charges***
                 ---------------------- ------------------------ ------------------------
                   0.00% (-0.93% Net)     12.00% (11.07% Net)      12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death    Cash    Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds  Value   Value  Proceeds  Value   Value  Proceeds
   1      1,124       0    716 200,716        0     820 200,820        0     820 200,820
   5      1,124   2,749  3,423 203,423    4,321   4,995 204,995    4,383   5,057 205,057
   10     1,124   6,244  6,356 206,356   12,821  12,933 212,933   13,235  13,348 213,348
   20     1,124  11,141 11,141 211,141   48,073  48,073 248,073   52,467  52,467 252,467
@ Age 70  1,124   8,435  8,435 208,435   77,867  77,867 277,867   90,417  90,417 290,417
@ Age 85  1,124  LAPSED LAPSED  LAPSED  150,906 150,906 350,906  372,957 372,957 572,957
@ Age 90  1,124  LAPSED LAPSED  LAPSED   52,751  52,751 252,751  564,270 564,270 764,270

* Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 47 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   We have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has told
Acknowledgement  us that they are not guaranteed.
                 ----------------------------------------------------------- --------------------------
                 Signature of Applicant or Policyowner                       Date
                 ----------------------------------------------------------- --------------------------
                 Signature of Applicant or Policyowner                       Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                 ----------------------------------------------------------- --------------------------
                 Signature of Representative                                 Date

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                          Guaranteed Charges                  Current Charges
             --------------------------------------------- ----------------------
               0.00% (-0.93% Net)    12.00% (11.07% Net)    12.00% (11.07% Net)
End
 of  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1   1,124       0    716 200,716       0    820 200,820       0    820 200,820
  2   1,124     405  1,416 201,416     709  1,720 201,720     715  1,726 201,726
  3   1,124   1,202  2,101 202,101   1,812  2,711 202,711   1,829  2,728 202,728
  4   1,124   1,984  2,771 202,771   3,012  3,799 203,799   3,048  3,835 203,835
  5   1,124   2,749  3,423 203,423   4,321  4,995 204,995   4,383  5,057 205,057
  6   1,124   3,495  4,057 204,057   5,745  6,307 206,307   5,845  6,407 206,407
  7   1,124   4,220  4,670 204,670   7,297  7,747 207,747   7,447  7,896 207,896
  8   1,124   4,923  5,260 205,260   8,986  9,323 209,323   9,203  9,540 209,540
  9   1,124   5,598  5,823 205,823  10,823 11,048 211,048  11,127 11,351 211,351
 10   1,124   6,244  6,356 206,356  12,821 12,933 212,933  13,235 13,348 213,348
 11   1,124   7,115  7,115 207,115  15,268 15,268 215,268  15,823 15,823 215,823
 12   1,124   7,831  7,831 207,831  17,819 17,819 217,819  18,546 18,546 218,546
 13   1,124   8,501  8,501 208,501  20,603 20,603 220,603  21,538 21,538 221,538
 14   1,124   9,120  9,120 209,120  23,637 23,637 223,637  24,825 24,825 224,825
 15   1,124   9,679  9,679 209,679  26,942 26,942 226,942  28,435 28,435 228,435
 16   1,124  10,170 10,170 210,170  30,534 30,534 230,534  32,396 32,396 232,396
 17   1,124  10,579 10,579 210,579  34,431 34,431 234,431  36,742 36,742 236,742
 18   1,124  10,892 10,892 210,892  38,646 38,646 238,646  41,509 41,509 241,509
 19   1,124  11,086 11,086 211,086  43,190 43,190 243,190  46,736 46,736 246,736
 20   1,124  11,141 11,141 211,141  48,073 48,073 248,073  52,467 52,467 252,467
 21   1,124  11,032 11,032 211,032  53,304 53,304 253,304  58,751 58,751 258,751
 22   1,124  10,734 10,734 210,734  58,893 58,893 258,893  65,633 65,633 265,633
 23   1,124  10,224 10,224 210,224  64,848 64,848 264,848  73,158 73,158 273,158
 24   1,124   9,470  9,470 209,470  71,174 71,174 271,174  81,396 81,396 281,396
 25   1,124   8,435  8,435 208,435  77,867 77,867 277,867  90,417 90,417 290,417

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                           Guaranteed Charges                     Current Charges
             ----------------------------------------------- -------------------------
               0.00% (-0.93% Net)     12.00% (11.07% Net)       12.00% (11.07% Net)
End
 of  Premium Cash   Fund    Death    Cash    Fund    Death    Cash    Fund    Death
Year Outlay  Value  Value  Proceeds  Value   Value  Proceeds  Value   Value  Proceeds
 26   1,124   7,066  7,066 207,066   84,905  84,905 284,905  100,282 100,282   300,282
 27   1,124   5,291  5,291 205,291   92,247  92,247 292,247  111,062 111,062   311,062
 28   1,124   3,021  3,021 203,021   99,822  99,822 299,822  122,827 122,827   322,827
 29   1,124     148    148 200,148  107,537 107,537 307,537  135,618 135,618   335,618
 30   1,124  LAPSED LAPSED  LAPSED  115,278 115,278 315,278  149,495 149,495   349,495
 31   1,124                         122,920 122,920 322,920  164,545 164,545   364,545
 32   1,124                         130,321 130,321 330,321  180,836 180,836   380,836
 33   1,124                         137,327 137,327 337,327  198,435 198,435   398,435
 34   1,124                         143,752 143,752 343,752  217,473 217,473   417,473
 35   1,124                         149,354 149,354 349,354  238,340 238,340   438,340
 36   1,124                         153,816 153,816 353,816  261,262 261,262   461,262
 37   1,124                         156,736 156,736 356,736  286,084 286,084   486,084
 38   1,124                         157,611 157,611 357,611  312,946 312,946   512,946
 39   1,124                         155,874 155,874 355,874  341,883 341,883   541,883
 40   1,124                         150,906 150,906 350,906  372,957 372,957   572,957
 41   1,124                         142,054 142,054 342,054  406,336 406,336   606,336
 42   1,124                         128,615 128,615 328,615  442,092 442,092   642,092
 43   1,124                         109,830 109,830 309,830  480,316 480,316   680,316
 44   1,124                          84,863  84,863 284,863  521,016 521,016   721,016
 45   1,124                          52,751  52,751 252,751  564,270 564,270   764,270
 46   1,124                          12,376  12,376 212,376  610,156 610,156   810,156
 47   1,124                          LAPSED  LAPSED  LAPSED  658,752 658,752   858,752
 48   1,124                                                  710,133 710,133   910,133
 49   1,124                                                  764,934 764,934   964,934
 50   1,124                                                  823,429 823,429 1,023,429

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                   MONY Survivorship Variable Universal Life
        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                        Guaranteed Charges                    Current Charges
             ----------------------------------------- -----------------------------
              0.00% (-0.93% Net)  12.00% (11.07% Net)       12.00% (11.07% Net)
End
 of  Premium Cash  Fund   Death   Cash  Fund   Death     Cash      Fund     Death
Year Outlay  Value Value Proceeds Value Value Proceeds   Value     Value   Proceeds
 51   1,124                                              885,554   885,554 1,085,554
 52   1,124                                              950,862   950,862 1,150,862
 53   1,124                                            1,020,420 1,020,420 1,220,420
 54   1,124                                            1,094,561 1,094,561 1,294,561
 55   1,124                                            1,173,758 1,173,758 1,373,758

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared on: 10/11/2001
Age 45 Female Non-Smoker Preferred                              Version 01.2002
Specified Amount:  $200,000 . Death Benefit Option: Specified Amount for Option
2 . TP: $1,123.67 . GPT                                            Form # C1-98
Initial Modal Premium: $1,123.67 . Premium Mode: Annual . Riders: None

   The complete registration statement and other filed documents for MONY Variable Account L can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may get information on the operation of the public reference room by calling the Securities Exchange Commission at 1-800-SEC-0330. The registration statement and other filed documents for MONY Variable Account L are available on the Securities and Exchange Commission's Internet site at http://www.sec.gov. You may get copies of this information by paying a duplicating fee, and writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

                                    PART II

                  (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

                             RULE 484 UNDERTAKING

   The Amended and Restated By-Laws of MONY Life Insurance Company ("MONY") provide, in Article XV as follows:

   Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a trustee, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 REPRESENTATIONS RELATING TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

   The Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

          The Facing Sheet.

          Cross-Reference to items required by Form N-8B-2.

      Prospectus.

      The Undertaking to file reports.

      The signatures.

      Written consents of the following persons:

          a. PricewaterhouseCoopers LLP, Independent Accountants



   The following exhibits:

      1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

          (1) Resolution of the Board of Trustees of The Mutual Life Insurance Company of New York authorizing establishment of MONY Variable Account L, filed as Exhibit 1(1) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 17, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated herein by reference.

          (2) Not applicable.

          (3) (a)Underwriting Agreement between The Mutual Life Insurance Company of New York, MONY Series Fund, Inc., and MONY Securities Corp., filed as Exhibit 1 (3)(a) to Registration Statement on Form S-6, dated November 9, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated by referenced herein.

              (b)Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

              (c)Specimen commission schedule (Career Contract Schedule) filed as Exhibit 1.(3)(c) to Pre-Effective Amendment No. 1 dated December 7, 2001 to Registration Statement on Form S-6 (Registration Nos. 333-72596 and 811-4235), is incorporated herein by reference.

          (4) Not applicable.


          (5) Specimen form of policy filed as Exhibit 1.(5) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration Nos. 333-72594 and 811-6217), is incorporated herein by reference.


          (6) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company filed as Exhibit 1.(6) to Registration Statement on Form S-6, dated January 29, 1999 (Registration Nos. 333-71417 and 811-6217), is incorporated herein by reference.

          (7) Not applicable.


          (8) (a)Amended Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.





              (b)Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

              (c)Fund Participation Agreement among Enterprise Accumulation
                 Trust, MONY Life Insurance Company of America and MONY Life Insurance Company, filed as Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 dated April 18, 2001 (Registration Nos. 333-72259 and 811-6216), is
                 incorporated herein by reference.



              (d)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Retirement System Investors Inc., as sub-adviser, filed as Exhibit (d)(iii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              (e)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and 1740 Advisers, Inc., as sub-adviser, filed as Exhibit (d)(v) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              (f)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Marsico Capital Management, LLC, as sub-adviser, filed as Exhibit (d)(vi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



              (g)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Montag & Caldwell, Inc., as sub-adviser, filed as Exhibit (d)(ii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              (h)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and TCW Investment Management Company, as sub-adviser, filed as Exhibit (d)(iv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



              (i)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and William D. Witter, Inc., as sub-adviser, filed as Exhibit (d)(vii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              (j)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and GAMCO Investors, Inc., as sub-adviser, filed as Exhibit (d)(viii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              (k)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Vontobel USA Inc., as sub-adviser, filed as Exhibit
                 (d)(ix) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 2000.

              (l)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, as sub-adviser, filed as Exhibit (d)(xi) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



              (m)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-adviser, filed as Exhibit
                 (d)(xv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



              (n)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Sanford C. Bernstein & Co., Inc., as sub-adviser, filed as Exhibit (d)(xvi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



              (o)Investment Advisory Agreement between Enterprise Capital
                 Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Fred Alger Management, Inc., as sub-adviser, filed as Exhibit (d)(xiii) to Post-Effective Amendment No. 18 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 28, 1999.


          (9) Not applicable.


          (10)Specimen application form for Flexible Premium Variable Universal Life Insurance Policy filed as Exhibit 1. (10) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration Nos. 333-72594 and 811-6217), is incorporated herein by reference.


          (11)Code of Ethics for Operation of MONY Life Insurance Company and its Subsidiaries, filed as Exhibit (11) to Post-Effective Amendment No. 12 to Registration Statement on Form S-6, dated February 27, 2001 (Registration Nos. 33-82570 and 811-4235) is incorporated herein by reference.

      2. Opinion and consent of Arthur D. Woods, Vice President-Variable Products and Broker-Dealer Operations Counsel, MONY Life Insurance Company, as to legality of the securities being registered filed as Exhibit 2 on November 1, 2001 to Registration Statement (Registration Nos. 333-72594 and 811-6217) is incorporated herein by reference.

      3. Not applicable.

      4. Not applicable.

      5. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY Life Insurance Company.


      6. Opinion and consent of Pamela Duffy, Vice President, Product Development, MONY Life Insurance Company, as to actuarial matters filed as
   Exhibit 6 to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration Nos. 333-72594 and 811-6217), is incorporated herein by reference.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY Variable Account L of MONY Life Insurance Company, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 4th day of January, 2002. Registrant hereby certifies that the requirements of Rule 485 have been met.


                                          MONY VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY

                                                    /s/ MICHAEL I. ROTH
                                          By: _________________________________
                                                 Michael I. Roth, Director,
                                             Chairman and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.



                           Signature                     Date
                           ---------                     ----

                      /S/ MICHAEL I. ROTH           January 4, 2002
             --------------------------------------
                        Michael I. Roth
                     Director, Chairman and
                    Chief Executive Officer

                       /S/ SAMUEL J. FOTI           January 4, 2002
             --------------------------------------
                         Samuel J. Foti
                    Director, President and
                    Chief Operating Officer

                     /S/ KENNETH M. LEVINE          January 4, 2002
             --------------------------------------
                       Kenneth M. Levine
             Director, Executive Vice President and
                    Chief Investment Officer

                      /S/ RICHARD DADDARIO          January 4, 2002
             --------------------------------------
                        Richard Daddario
                  Executive Vice President and
                    Chief Financial Officer

                        /S/ LEE M. SMITH            January 4, 2002
             --------------------------------------
                          Lee M. Smith
                    Corporate Secretary and
              Vice President, Government Relations

                               *                    January 4, 2002
             --------------------------------------
                         Tom H. Barrett
                            Director

                           Signature                  Date
                           ---------                  ----

                               *                 January 4, 2002
                   -------------------------
                         David L. Call
                           Director

                               *                 January 4, 2002
                   -------------------------
                       G. Robert Durham
                           Director

                               *                 January 4, 2002
                   -------------------------
                        James B. Farley
                           Director

                               *                 January 4, 2002
                   -------------------------
                      Robert Holland, Jr.
                           Director

                               *                 January 4, 2002
                   -------------------------
                       James L. Johnson
                           Director

                               *                 January 4, 2002
                   -------------------------
                      Frederick W. Kanner
                           Director

                               *                 January 4, 2002
                   -------------------------
                        Robert R. Kiley
                           Director

                               *                 January 4, 2002
                   -------------------------
                       Jane C. Pfeiffer
                           Director

                               *                 January 4, 2002
                   -------------------------
                      Thomas C. Theobald
                           Director

                       /S/ LEE M. SMITH          January 4, 2002
                   *By: --------------------
                         Lee M. Smith
                       Attorney-In-Fact

                                 EXHIBIT INDEX

Exhibit No. Description
----------- -----------
    5.      Consent of PricewaterhouseCoopers LLP, Independent Accountants

                                      1